Exhibit 99.1
FLY LEASING LIMITED
May 10, 2021
Shareholders of Fly Leasing Limited
Re:  Notice of Special General Meeting of Shareholders
Dear Shareholder:
On behalf of the board of directors (the “Board”) of Fly Leasing Limited (the “Company”), we cordially invite you to attend a special general meeting of shareholders of the Company (the “special meeting”), to be held on June 10, 2021 at the Company’s offices at West Pier Business Campus, Dun Laoghaire, County Dublin A96 N6T7, Ireland, at 10:00 a.m., local time.
On March 27, 2021, the Company entered into an agreement and plan of merger (the “Merger Agreement,” as may be amended from time to time) with Carlyle Aviation Elevate Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Parent”), which is an affiliate of the funds managed by The Carlyle Group Inc., and Carlyle Aviation Elevate Merger Subsidiary Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement and that certain statutory merger agreement contemplated by the Merger Agreement (the “Statutory Merger Agreement”), Merger Sub will be merged with and into the Company (the “Merger”) and upon the effectiveness of the Merger, the corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Company”) and a wholly-owned, direct subsidiary of Parent.
If the Merger is completed, you will be entitled to receive US$17.05 in cash (the “Merger Consideration”), without interest, subject to deduction for any required withholding tax, for each common share, par value US$0.001 per share, of the Company, and except as otherwise provided in the Merger Agreement, for each share represented by an American Depositary Share (each, an “ADS” and together, the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), owned by you immediately prior to the Effective Time as described in the Merger Agreement.
At the Effective Time, each Share held in the treasury of the Company or owned, directly or indirectly, by the Company, Parent, Merger Sub or any wholly-owned subsidiary of the Company immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) shall automatically be cancelled and shall cease to exist, without any repayment of capital in respect thereof, and for no consideration, and any Shares that were reserved for issuance upon exercise of a stock appreciation right (each, a “Company SAR”) granted under the Company’s 2010 Omnibus Incentive Plan (the “Company Incentive Plan”) shall be released and shall no longer be so reserved (collectively, the “Excluded Shares”).
At the Effective Time, subject to Section 42 of the Companies Act 1981 of Bermuda, as amended (the “Bermuda Companies Act”), the Company shall repurchase 100 shares, par value US$0.001 per share, authorized pursuant to Section 4.1(b) of the Company’s bye-laws (the “Manager Shares”) for their par value, and, upon such repurchase, the Manager Shares will be cancelled and not re-issued and the amount of the Company’s issued share capital shall be diminished by the nominal value of the Manager Shares with the repurchase of the Manager Shares under Section 42 of the Bermuda Companies Act not reducing the amount of the Company’s authorized share capital.
At the Effective Time, any Shares, excluding Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time that are held by any registered shareholder who (a) did not vote in favor of  (i) the Merger, (ii) the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), (iii) the Statutory Merger Agreement and the transactions contemplated by the Statutory Merger Agreement, and (iv) the authorization of any of the directors of the Company to execute and deliver documents on his/her behalf and on behalf of the Company in connection with, and to do all things necessary to give effect to, the Merger, the Merger Agreement and the matters contemplated thereby (clauses (i), (ii), (iii) and (iv) collectively, the “Merger Proposal”), and (b) complied with all of the provisions of the Bermuda Companies Act concerning the right to require appraisal of such holder’s Shares pursuant to Section 106(6) of the Bermuda Companies Act, to have the fair value of such holder’s Shares appraised by the Supreme Court of Bermuda, shall not be converted into the right to receive the Merger Consideration at the Effective Time, but shall be cancelled and converted into the right to receive the fair value thereof, as appraised by the Supreme Court of Bermuda under Section 106 of the Bermuda Companies Act which, if paid following the Effective Time, will be paid by the Surviving Company.
The Company is soliciting proxies for use at the special meeting to consider and vote upon the Merger Proposal. The Merger cannot be completed unless, among other things, the Company’s shareholders approve the Merger Proposal by the Required Merger Proposal Vote (as defined below).
The Company is also soliciting proxies from its shareholders with respect to two additional proposals:
•
a proposal to approve an amendment of bye-law 73 of the existing bye-laws of the Company (the “Bye-Law Amendment”) to provide that the words “or merger” be inserted immediately following each occurrence of the word “amalgamation” in bye-law 73, which will have the effect of reducing the voting threshold required for the Merger to that currently required under the bye-laws for an amalgamation, which consequently would be the affirmative votes of a majority of the votes cast by holders of voting shares of the Company present or represented by proxy at the special meeting at which two or more persons are present in person at the start of such special meeting and representing in person or by proxy in excess of 25% of the total issued voting shares of the Company, in accordance with the quorum and approval requirements set forth in bye-laws 27 and 29 of the Company, the form of which is attached in the accompanying proxy statement as Annex A (the “Bye-Law Proposal”); and

•
a proposal to approve the adjournment of the special meeting as the chairman of the special meeting determines in accordance with the bye-laws of the Company in order for the Company to take such actions as the Board may determine as are necessary or appropriate, including to solicit additional proxies, if there are insufficient votes at the time of the special meeting to approve the Merger Proposal (the “Adjournment Proposal”).

The Board (acting on the unanimous recommendation of a special committee established by the Board consisting solely of independent and disinterested directors (the “Special Committee”) for the purpose of evaluating the transactions and making recommendations with respect thereto) has, unanimously among those voting (a) approved the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions, (b) determined that the Merger Consideration constitutes fair value for the Shares in accordance with the Bermuda Companies Act, (c) determined that the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions are advisable and in the best interest of the Company and its shareholders, (d) resolved to recommend that the Company’s shareholders vote to approve and adopt (i) the Bye-Law Amendment, and (ii) immediately following approval and adoption of the Bye-Law Amendment, the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions, and (e) directed that the Company submit the Bye-Law Proposal, the Merger Proposal and the Adjournment Proposal to a vote at a meeting of the shareholders of the Company. Our Board recommends that you vote “FOR” the Bye-Law Proposal, “FOR” the Merger Proposal, and “FOR” the Adjournment Proposal.
Certain shareholders representing, in the aggregate, approximately 12.2% (each, a “Supporting Shareholder”) of the total issued and outstanding Shares entitled to vote as of May 3, 2021, have entered into voting and support agreements (each a “Voting Agreement”) with Parent, concurrently with the Merger Agreement, pursuant to which, each Supporting Shareholder has agreed to vote all of its Shares in favor of the adoption of the Merger Proposal and the Bye-Law Proposal. In addition, AirAsia Group Berhad (“AirAsia Group”) has agreed to vote its Shares in favor of any proposal recommended by our Board pursuant to the terms of certain transactions between AirAsia Group and the Company. AirAsia Group’s Shares represent, in the aggregate, approximately 10.9% of the total issued and outstanding Shares entitled to vote as of May 3, 2021.
The accompanying notice of the special meeting and proxy statement provide you with detailed information about the Merger and the special meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference therein carefully.

We hope you will be present at the special meeting or be represented at the special meeting by signing, dating and returning the enclosed proxy card in the accompanying envelope as promptly as possible, whether or not you expect to be present in person. Your vote is important — as is the vote of every shareholder — and the Board appreciates the cooperation of shareholders in directing proxies to vote at the special meeting.
Your proxy may be revoked at any time by following the procedures set forth in the accompanying proxy statement, and the giving of your proxy will not affect any right to vote in person if you attend the special meeting.
If you have any questions or need assistance voting your Shares, please call Georgeson LLC toll-free at 1-888-877-5360 or outside the U.S. at +1-781-575-2137, or contact the Company’s investor relations agent Matt Dallas at 203-769-5916 or ir@flyleasing.com.
On behalf of the Board and management of the Company, we would like to thank all of our shareholders for their ongoing support as we prepare for this important event in the Company’s history.
This notice and the accompanying proxy statement are first being mailed on or about May 12, 2021.
Sincerely,

/s/ Joseph M. Donovan
Joseph M. Donovan
Chairman of the Board of Directors

Fly Leasing Limited
West Pier Business Campus
Dun Laoghaire
County Dublin A96 N6T7, Ireland
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
To Be Held On June 10, 2021
To Our Shareholders:
NOTICE IS HEREBY given that a special general meeting (the “special meeting”) of the shareholders of Fly Leasing Limited (the “Company”) will be held on June 10, 2021 at the Company’s offices at West Pier Business Campus, Dun Laoghaire, County Dublin A96 N6T7, Ireland, at 10:00 a.m., local time, for the following purposes
•	Proposal 1: To approve amendment of bye-law 73 of the existing bye-laws of the Company by replacing the existing bye-law 73 with the following new bye-law 73 (the “Bye-Law Proposal”):
“73.	Amalgamations or Mergers
73.1.
Subject to Bye-law 73.2, the Company shall not engage in any amalgamation or merger unless such amalgamation or merger has been approved by a resolution of the Members including the affirmative votes of at least 66% of all votes attaching to all shares in issue entitling the holder to attend and vote on such resolution.

73.2.
Bye-law 73.1 shall not apply in respect of any amalgamation or merger approved by the Board, and in respect of any amalgamation or merger approved by the Board which the Act requires to be approved by the Members, the necessary general meeting quorums and Members’ approval shall be as set out in Bye-laws 27 and 29.”

the form of which is also attached as Annex A to the accompanying proxy statement; and
•
Proposal 2: To approve (i) the merger of Carlyle Aviation Elevate Merger Subsidiary Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Parent (as defined below) (“Merger Sub”) with and into the Company (the “Merger”), whereby upon the effectiveness of the Merger, the corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Company”) and a wholly-owned, direct subsidiary of Carlyle Aviation Elevate Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Parent”); (ii) the agreement and plan of merger, dated as of March 27, 2021, as may be amended from time to time (the “Merger Agreement”), by and among the Company, Parent and Merger Sub, a copy of which is attached as Annex B to the accompanying proxy statement, and the transactions contemplated by the Merger Agreement (the “Transactions”); (iii) the statutory merger agreement, a form of which is attached as Exhibit C to the Merger Agreement (the “Statutory Merger Agreement”), and the transactions contemplated by the Statutory Merger Agreement; and (iv) the authorization of any of the directors of the Company to execute and deliver documents on his/her behalf and on behalf of the Company in connection with, and to do all things necessary to give effect to, the Merger, the Merger Agreement and the matters contemplated thereby (collectively, the “Merger Proposal”).

•
Proposal 3: To approve the adjournment of the special meeting as the chairman of the special meeting determines in accordance with the bye-laws of the Company in order for the Company to take such actions as the Board may determine as are necessary or appropriate, including to solicit additional proxies, if there are insufficient votes at the time of the special meeting to approve the Merger Proposal (the “Adjournment Proposal”).

The Board has fixed the close of business in New York City, NY, USA on May 3, 2021, as the record date (the “Record Date”) for determining the shareholders entitled to notice of and to vote at the special meeting.
Your vote is very important, regardless of the number of Shares you own. The approval of the Bye-Law Proposal requires the affirmative votes of a majority of the votes cast by holders of Shares present or represented by proxy at the special meeting at which two or more persons are present in person at the start of such special meeting and representing in person or by proxy in excess of 25% of the total issued voting shares of the Company (the “Required Bye-Law Proposal Vote”). Approval of the Merger Proposal requires (i) if the Bye-Law Proposal is approved, the affirmative votes of a majority of the votes cast by holders of Shares and the Manager Shares (voting together) present or represented by proxy at the special meeting at which two or more persons are present in person at the start of the special meeting and representing in person or by proxy in excess of 25% of the total issued voting shares of the Company, or (ii) in the event that the Bye-Law Proposal is not approved, the affirmative votes of 75% of the votes cast by holders of Shares and Manager Shares (voting together) present or represented by proxy at the special meeting at which two or more persons are present in person at the start of the special meeting and representing in person or by proxy in excess of 33 1/3% of the total issued and outstanding shares of the Company (in either case, as applicable, the “Required Merger Proposal Vote”).
The Board (acting on the unanimous recommendation of a special committee established by the Board consisting solely of independent and disinterested directors (the “Special Committee”) for the purpose of evaluating the transactions and making recommendations with respect thereto) has, unanimously among those voting (a) approved the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions, (b) determined that US$17.05 in cash per Share (the “Merger Consideration”), without interest, subject to deduction for any required withholding tax, constitutes fair value for the Shares in accordance with the Bermuda Companies Act, (c) determined that the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions are advisable and in the best interest of the Company and its shareholders, (d) resolved to recommend that the Company’s shareholders vote to approve and adopt (i) the Bye-Law Amendment, and (ii) immediately following approval and adoption of the Bye-Law Amendment, the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions, and (e) directed that the Company submit the Bye-Law Proposal, the Merger Proposal and the Adjournment Proposal to a vote at a meeting of the shareholders of the Company. Our Board recommends that you vote “FOR” the Bye-Law Proposal, “FOR” the Merger Proposal, and “FOR” the Adjournment Proposal.
Certain shareholders and other affiliates (each a “Supporting Shareholder”) representing, in the aggregate, approximately 12.2% of the total issued and outstanding Shares entitled to vote as of May 3, 2021, have entered into voting and support agreements (each a “Voting Agreement”) with Parent, concurrently with the Merger Agreement, pursuant to which, each Supporting Shareholder has agreed to vote all of its Shares in favor of the adoption of the Merger Proposal and the Bye-Law Proposal. In addition, AirAsia Group Berhad (“AirAsia Group”) has agreed to vote its Shares in favor of any proposal recommended by our Board pursuant to the terms of certain transactions between AirAsia Group and the Company. AirAsia Group’s Shares represent, in the aggregate, approximately 10.9% of the total issued and outstanding Shares entitled to vote as of May 3, 2021.
Even if you plan to attend the special meeting in person, we request that you complete, sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope or submit your proxy by phone or internet prior to the special meeting to ensure that your Shares will be represented at the special meeting if you are unable to attend. If you do not attend or vote in person at the special meeting, and fail to return your voting instruction card or vote by phone or internet so it is received by the Depositary after 1:00 p.m. (New York City time) on June 7, 2021, your Shares will not be counted for purposes of determining whether a quorum is present at the special meeting.
Under the laws of Bermuda, any registered shareholder of the Company who is not satisfied that he/she/it has been offered fair value for his/her/its Shares and did not vote in favor of the Merger and the Merger Agreement may within one month of the giving of the notice of the special meeting of the Company apply to the Supreme Court of Bermuda to appraise the fair value of his/her/its Shares. An extract of Section 106 of the Bermuda Companies Act is included as Annex C to the accompanying proxy statement, and a summary of these provisions can be found under “Dissenter’s Rights of Appraisal” in the accompanying proxy statement.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED VOTING INSTRUCTION CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE SO AS TO BE RECEIVED BY 1:00 P.M. (NEW YORK CITY TIME) ON JUNE 7, 2021 OR VOTE ONLINE OR BY PHONE PRIOR TO SUCH TIME. IF YOU ATTEND THE SPECIAL MEETING AND VOTE IN PERSON, YOUR VOTE BY BALLOT WILL REVOKE ANY PROXY PREVIOUSLY SUBMITTED.
By Order of the Board of Directors,

/s/ Joseph M. Donovan
Joseph M. Donovan
Chairman of the Board of Directors

Dated May 10, 2021

Dublin, Ireland

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER
These “Questions and Answers about the Special Meeting and the Merger”, together with the following “Summary Term Sheet”, highlight selected information contained in this proxy statement regarding the Merger. However, it may not contain all of the information that may be important to your consideration of the Merger. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the special general meeting of shareholders of the Company (the “special meeting”). In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 65. In this proxy statement, unless otherwise stated or the context otherwise requires, the terms “we”, “us”, “our”, and the “Company” refer to Fly Leasing Limited and its subsidiaries. All references to “dollars”, “US$” and “$” in this proxy statement are to U.S. dollars.
The following questions and answers address briefly some questions you may have regarding the special meeting and the proposed transaction. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.
Q:	Why am I receiving this proxy statement?
A:	Our board of directors (the “Board”) is furnishing this proxy statement in connection with the solicitation of proxies to be voted at the special meeting or at any adjournments of the special meeting.
Q:	What is the proposed transaction?
A:
Under the agreement and plan of merger, dated as of March 27, 2021 (as may be amended from time to time, the “Merger Agreement”), by and among the Company, Carlyle Aviation Elevate Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Parent”), which is an affiliate of the funds managed by The Carlyle Group Inc. (the “Carlyle Group”), and Carlyle Aviation Elevate Merger Subsidiary Ltd., a Bermuda exempted company and wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub will be merged with and into the Company (the “Merger”) and upon the effectiveness of the Merger, the corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Company”) and become a wholly-owned subsidiary of Parent.

Q:	What matters will be voted on at the special meeting?
A:	You will be asked to consider and vote on the following proposals:
•
a proposal to approve an amendment of bye-law 73 of the existing bye-laws of the Company (the “Bye-Law Amendment”) to provide that the words “or merger” be inserted immediately following each occurrence of the word “amalgamation” in bye-law 73, which will have the effect of reducing the voting threshold required for the Merger to that currently required under the bye-laws for an amalgamation, which consequently would be the affirmative votes of a majority of the votes cast by holders of voting shares of the Company present or represented by proxy at the special meeting at which two or more persons are present in person at the start of such special meeting and representing in person or by proxy in excess of 25% of the total issued voting shares of the Company, in accordance with the quorum and approval requirements set forth in bye-laws 27 and 29 of the Company, the form of which is attached to this proxy statement as Annex A (the “Bye-Law Proposal”).

•
to approve (a) the Merger; (b) the Merger Agreement, a copy of which is attached as Annex B to this proxy statement, and the transactions contemplated by the Merger Agreement (the “Transactions”); (c) the statutory merger agreement, a form of which is attached as Exhibit C to the Merger Agreement (the “Statutory Merger Agreement”), and the transactions contemplated by the Statutory Merger Agreement, and (d) the authorization of any of the directors of the Company to execute and deliver documents on his/her behalf and on behalf of the Company in connection with, and to do all things necessary to give effect to, the Merger, the Merger Agreement and the matters contemplated thereby (clauses (a), (b), (c) and (d) collectively, the “Merger Proposal”).

•
approval of the proposal to adjourn the special meeting as the chairman of the special meeting determines in accordance with the bye-laws of the Company in order for the Company to take such actions as our Board may determine as are necessary or appropriate, including to solicit additional proxies, if there are insufficient votes at the time of the special meeting to approve the Merger Proposal (the “Adjournment Proposal”).

Q:	As a shareholder, what will I receive in the Merger?
A:
If the Merger is completed, you will be entitled to receive US$17.05 in cash per Share (the “Merger Consideration”), without interest, subject to deduction for any required withholding tax, for each Share that you own immediately prior to the effective time as described in the Merger Agreement (the “Effective Time”). Any Shares, excluding Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time that are held by any registered shareholder who (i) did not vote in favor of the Merger Proposal, and (ii) complied with all of the provisions of the Companies Act 1981 of Bermuda, as amended (the “Bermuda Companies Act”) concerning the right to require appraisal of such holder’s Shares pursuant to Section 106(6) of the Bermuda Companies Act shall not be converted into the right to receive the Merger Consideration, but shall be cancelled and converted into the right to receive the fair value of his/her/its Shares (any such holder, a “Dissenting Shareholder” and such Shares, the “Dissenting Shares”) as appraised by the Supreme Court of Bermuda (the “Bermuda Court”).

Q:	When will I receive the Merger Consideration for my Shares?
A:
After the Merger is completed, you will receive written instructions, including a letter of transmittal, which will explain how to exchange your Shares for the Merger Consideration. When you properly complete and return the required documentation described in the written instructions, you will promptly receive from the paying agent or Depositary, as applicable, payment of the Merger Consideration for your Shares. Please do not send in your share certificates with your proxy card or voting instructions.

Q:	When and where is the special meeting?
A:	The special meeting will be held on June 10, 2021 at the Company’s offices at West Pier Business Campus, Dun Laoghaire, County Dublin A96 N6T7, Ireland, at 10:00 a.m., local time.
Q:	How do I vote my Shares? Am I entitled to vote at the special meeting?
A:
•
If your ADSs are registered directly in your name with Deutsche Bank Trust Company Americas (the “Depositary”) or our transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those ADSs, the “registered shareholder”. If you are a registered shareholder, these proxy materials are being made available or forwarded to you by the Depositary. You will receive voting instructions from the Depositary on how the Shares underlying your ADSs can be voted. So long as the Depositary receives your voting instructions by 1:00 p.m. (New York City time) on June 7, 2021, it will — subject to the terms of that certain deposit agreement (the “Deposit Agreement”) by and among the Company, the Depositary and all Holders and Beneficial Owners (each, as defined thereunder) of ADSs evidenced by American Depositary Receipts (“ADRs”) issued under the Deposit Agreement — vote the underlying Shares as you instruct. As a registered holder of ADSs, you will be able to attend the special meeting; however, you will not be able to vote at the special meeting unless you get a legal proxy from the Depositary for the Shares represented by your ADSs.

•
If your ADSs are held through a bank, brokerage firm or other nominee, you are considered the “beneficial owner” of the ADSs held in “street name”. In that case, this proxy statement has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those ADSs, the registered shareholder. As a beneficial owner of ADSs held in street name, you have the right to direct your bank, brokerage firm or other nominee how to vote your ADSs. Please check with your broker, bank or other nominee, as applicable, and carefully follow the voting procedures provided to you. Your bank, brokerage firm or other nominee will forward those instructions to the Depositary, who will vote the Shares represented by those ADSs. As a beneficial owner of ADSs, you will be able to attend the special meeting; however, you will not be able to vote at the special meeting unless you get a legal proxy from your bank, brokerage firm or other nominee and the Depositary for the Shares represented by your ADSs.
•
If you hold ADRs, these proxy materials are being made available or forwarded to you by the Depositary. You will receive voting instructions from the Depositary on how the Shares underlying your ADRs can be voted. So long as the Depositary receives your voting instructions by 1:00 p.m. (New York City time) on June 7, 2021, it will, subject to the terms of the Deposit Agreement, vote the underlying Shares as you instruct. As a record holder of ADRs, you will be able to attend the special meeting; however, you will not be able to vote at the special meeting unless you get a legal proxy from the Depositary for the Shares represented by your ADRs.

Q:	What constitutes a quorum for the special meeting?
A:
The presence, in person, of two or more persons representing in person or by proxy in excess of 25% of the total issued voting shares of the Company is necessary to constitute a quorum for the transaction of business at the special meeting. If the Bye-Law Proposal is not approved, then the quorum requirement for the purposes of voting on the Merger Proposal at the special meeting will be higher and will require the presence, in person, of two or more persons representing in person or by proxy in excess of 33 1/3% of the total issued and outstanding shares of the Company. If the Bye-Law Proposal is approved, then a quorum for the purposes of voting on the Merger Proposal will only require the presence, in person, of two or more persons representing in person or by proxy in excess of 25% of the total issued voting shares of the Company. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned.

Q:	Who may vote at the special meeting?
A:
Only holders of Shares (excluding ADSs or ADRs) as of the Record Date are entitled to vote at the special meeting. Beneficial owners of ADSs or holders of ADRs are encouraged to direct the Depositary, broker or other agent on how to vote the Shares represented by the ADSs they hold.

Whether or not you plan to attend the special meeting, we urge you to vote and submit your proxy in advance.
Q:	What vote of our shareholders is required to approve the Merger Proposal and the other proposals?
A:
•
Approval of the Bye-Law Proposal requires the affirmative votes of a majority of the votes cast by holders of Shares present or represented by proxy at the special meeting at which two or more persons are present in person at the start of the special meeting and representing in person or by proxy in excess of 25% of the total issued voting shares of the Company (the “Required Bye-Law Proposal Vote”).

•
Subject to the approval of the Bye-Law Proposal, the Merger Proposal requires the affirmative votes of a majority of the votes cast by holders of Shares and the Manager Shares (voting together) present or represented by proxy at the special meeting at which two or more persons are present in person at the start of the special meeting and representing in person or by proxy in excess of 25% of the total issued voting shares of the Company, or, in the event that the Bye-Law Proposal is not approved, the affirmative votes of 75% of the votes cast by holders of Shares and Manager Shares (voting together) present or represented by proxy at the special meeting at which two or more persons are present in person at the start of the special meeting and representing in person or by proxy in excess of 33 1/3% of the total issued and outstanding shares of the Company (in either case, as applicable, the “Required Merger Proposal Vote”).

•
The Adjournment Proposal requires the affirmative votes of a majority of the votes cast by holders of Shares present or represented by proxy at the special meeting at which two or more persons are present in person at the start of the special meeting and representing in person or by proxy in excess of 25% of the total issued voting shares of the Company.

With respect to any proposal, (a) abstentions and broker non-votes, if any, will be counted for purposes of determining a quorum, and (b) abstentions and broker non-votes, if any, are not considered as votes cast and will not be counted toward the vote total and therefore will have no effect on the outcome of a proposal.
As of the Record Date, 30,481,069 Shares were issued and entitled to vote at the special meeting.
Q:	Who can attend and vote at the special meeting?
A:	All registered shareholders as of the close of business on the Record Date, are entitled to receive notice of and to attend and vote at the special meeting, or any adjournment thereof.
Q:	How does our Board recommend that I vote?
A:
The Board (acting on the unanimous recommendation of a special committee established by the Board consisting solely of independent and disinterested directors (the “Special Committee”) for the purpose of evaluating the transactions and making recommendations with respect thereto) has, unanimously among those voting (a) approved the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions, (b) determined that the Merger Consideration constitutes fair value for the Shares in accordance with the Bermuda Companies Act, (c) determined that the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions are advisable and in the best interest of the Company and its shareholders, (d) resolved to recommend that the Company’s shareholders vote to approve and adopt (i) the Bye-Law Amendment, and (ii) immediately following approval and adoption of the Bye-Law Amendment, the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions, and (e) directed that the Company submit the Bye-Law Proposal, the Merger Proposal and the Adjournment Proposal to a vote at a meeting of the shareholders of the Company. Our Board recommends that you vote “FOR” the Bye-Law Proposal, “FOR” the Merger Proposal, and “FOR” the Adjournment Proposal.

Please see “The Merger — Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 21 for a discussion of the factors that our Board considered in deciding to recommend the approval of the Merger Proposal.
Q:	Am I entitled to exercise appraisal rights?
A:
Any Dissenting Shareholders may within one month of the giving of the notice convening the special meeting, apply to the Bermuda Court to appraise the fair value of the Dissenting Shares subject to compliance with all of the required procedures, as described in the section of this proxy statement entitled “Dissenter’s Rights of Appraisal” beginning on page 58.

Q:	What is a “broker non-vote?”
A:
Under stock exchange rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares held of record held by banks, brokers or other nominees but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. A “broker non-vote” occurs on an item when (i) a broker, nominee or intermediary has discretionary authority to vote on one or more proposals to be voted on at a meeting of shareholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the broker, nominee or intermediary with such instructions. Because none of the proposals to be voted on at the special meeting are expected to be routine matters for which brokers may have discretionary authority to vote, the Company does not expect there to be any broker non-votes at the special meeting. Banks, brokers and other nominees will send instructions to shareholders for whom they hold Shares on how they can instruct the banks, brokers or other nominees to vote on these proposals. If no voting instructions are provided, banks, brokers and other nominees will not vote those Shares on these proposals, and such Shares will not count for purposes of establishing a quorum.

The Company encourages its shareholders to provide instructions to their brokerage firm, bank or other nominee by voting their proxy. This action ensures that Shares will be voted at the special meeting on all matters up for consideration.

Q:	What will happen if I abstain from voting or fail to vote on a proposal?
A:
If you fail to submit a proxy or vote in person at the special meeting, or abstain, or do not provide the Depositary and/or your bank, brokerage firm or other nominee with voting instructions, as applicable, your Shares will not be considered as a vote cast on any proposal. For purposes of determining whether a proposal is approved, abstentions and broker non-votes, if any, are not considered as votes cast and will not be counted toward the vote total and therefore will have no effect on the outcome of a proposal. Abstentions and broker non-votes, if any, are only counted for purposes of determining a quorum at the special meeting.

Q:	Can I change my vote after I have delivered my voting instructions?
A:
Yes. If you are a registered shareholder or holder of ADSs, you have the right to change your voting instructions at any time prior to 1:00 p.m. (New York City time) on June 7, 2021 by following the instructions provided by the Depositary. If you hold your Shares in street name, you may submit new voting instructions by contacting your bank, brokerage firm and/or other nominee, as applicable.

Q:	What should I do if I receive more than one set of voting materials?
A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy or voting instruction cards. For example, if you hold your Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Shares. If you are a registered shareholder and your Shares are registered in more than one name, you will receive more than one proxy card. Please submit each proxy and voting instruction card that you receive.

Q:	What is householding and how does it affect me?
A:
The Securities and Exchange Commission (the “SEC”) permits companies to send a single set of certain disclosure documents to any household at which two (2) or more shareholders reside, unless contrary instructions have been received, but only if the company provides advance notice and follows certain procedures. In such cases, each shareholder continues to receive a separate notice of the meeting and proxy card. This householding process reduces the volume of duplicate information and reduces printing and mailing expenses. As a result of householding, certain shareholders who share an address are being delivered only one copy of this proxy statement unless the Company or one of its mailing agents has received contrary instructions. Upon the written request of a shareholder at a shared address to which a single copy of this proxy statement was delivered, the Company will promptly deliver a separate copy of this proxy statement to such shareholder. Written requests should be made to Georgeson LLC, 1290 Avenue of the Americas, 9th Floor, New York, New York 10104, USA, or by telephone toll-free at 1-888-877-5360 or outside the U.S. at +1-781-575-2137.

Q:	What happens if I sell my Shares before the special meeting?
A:
The Record Date for voting at the special meeting is the close of business in New York City, NY, USA on May 3, 2021, which is earlier than the date of the special meeting and the date that the Merger is expected to be completed. If you transfer your Shares after the close of business on the Record Date but before the special meeting, you will retain your right to vote on the matters at the special meeting unless you have given, and not revoked, a proxy to your purchaser, but will transfer the right to receive the Merger Consideration, without interest and less any applicable withholding taxes, for each Share you own as of immediately prior to the Effective Time to the person to whom you transfer your Share, so long as such person is registered as the owner of such Share when the Merger is completed. In such case, your vote is still very important and you are encouraged to vote.

Q:	What happens if the Merger is not completed?
A:
If the Merger Proposal is not approved by our shareholders, or if the Merger is not completed for any other reason, you will not receive any payment for your Shares pursuant to the Merger Agreement. Instead, we will remain as a publicly traded company and the Shares will continue to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and listed and traded on the New York Stock

Exchange (“NYSE”). Under certain circumstances specified in the Merger Agreement, we may be required to pay Parent a termination fee of US$15.6 million (the “Termination Fee”). See “The Agreement and Plan of Merger — Termination Fee” beginning on page 54 for additional information.
Q:	When is the Merger expected to be completed?
A:
We are working to complete the Merger as quickly as possible and expect the Merger to close no later than the Termination Date (as defined in the section entitled “The Agreement and Plan of Merger — Termination of the Merger Agreement”) under the Merger Agreement, subject to all conditions to the Merger having been satisfied or waived. However, we cannot assure you that all conditions to the Merger will be satisfied or waived by then or at all.

Q:	Who can help answer my questions?
A:
If you have any questions about the Merger or how to submit your proxy, or if you need additional copies of this proxy statement or the enclosed proxy card, please contact Georgeson LLC toll-free at 1-888-877-5360 or outside the U.S. at +1-781-575-2137, or contact the Company’s investor relations agent Matt Dallas at 203-769-5916 or ir@flyleasing.com.

SUMMARY TERM SHEET
The Parties Involved in the Merger
The Company
The Company is a global aircraft leasing company with a fleet of modern and fuel-efficient commercial jet aircraft. The Company leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world, and is managed by Fly Leasing Management Co. Limited (the “Manager”), an affiliate of BBAM Limited Partnership (“BBAM LP” and together with its affiliates and subsidiaries, including the Manager and Servicers (as defined below), “BBAM”), a worldwide leader in aircraft lease management and financing. The registered office of the Company is located at West Pier Business Campus, Dun Laoghaire, County Dublin A96 N6T7, Ireland.
Parent
Parent is an exempted company incorporated in the Cayman Islands with limited liability. Parent was formed solely for the purpose of engaging in the Transactions. The registered office of Parent is located at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008. The registered branch office of Parent in Ireland is located at Connaught House, 1 Burlington Road, Dublin 4, Ireland.
Merger Sub
Merger Sub is a Bermuda exempted company and was formed by Parent solely for the purpose of engaging in the Merger. Merger Sub is a wholly-owned subsidiary of Parent. The registered office of Merger Sub in Bermuda is located at Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The registered branch office of Merger Sub in Ireland is located at Connaught House, 1 Burlington Road, Dublin 4, Ireland.
The Bye-Law Proposal
In advance of a vote on the Merger Proposal, the Company is seeking shareholder approval to amend bye-law 73 of the existing bye-laws of the Company to provide that any resolution proposed for consideration at any general meeting to approve a merger of the Company with any other company, wherever incorporated, shall require the same approval threshold as the bye-laws already provide for an amalgamation. Consequently, the approval of the Merger would require the affirmative votes of a majority of the votes cast by holders of Shares and the shares authorized pursuant to Section 4.1(b) of the existing bye-laws of the Company held by the Manager (each share, a “Manager Share”) (voting together) present or represented by proxy at the special meeting at which two or more persons are present in person at the start of the special meeting and representing in person or by proxy in excess of 25% of the total issued voting shares of the Company.
The Merger (Page 15)
You are being asked to vote to approve the Merger Proposal. If the Merger Proposal is approved by the Required Merger Proposal Vote and the other conditions to the completion of the Merger are satisfied or waived in accordance with the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, the corporate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Company. The Surviving Company, will continue to conduct business which was conducted by the Company following the Merger and will be wholly-owned by Parent. If the Merger is completed, the Surviving Company will cease to be a publicly traded company. A copy of the Merger Agreement is attached as Annex B to this proxy statement. We encourage you to read the Merger Agreement in its entirety because it, and not this proxy statement, is the legal document that governs the Merger.
Merger Consideration (Page 34)
If the Merger Proposal is approved by the Required Merger Proposal Vote and the Merger is consummated, each issued and outstanding Share immediately prior to the Effective Time (except for the Excluded Shares and the Dissenting Shares, in either case, as described below) will be converted automatically and shall thereafter represent the right to receive US$17.05 per Share, in cash without interest and subject to applicable withholding taxes. Each Share held in the treasury of the Company or owned, directly or indirectly, by the Company, Parent,

Merger Sub or any wholly-owned subsidiary of the Company immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) shall automatically be cancelled and shall cease to exist, without any repayment of capital in respect thereof, and any Shares that were reserved for issuance by the Company, including Shares reserved for issuance upon exercise of stock appreciation rights (each, a “Company SAR”) granted under the Company’s 2010 Omnibus Incentive Plan (the “Company Incentive Plan”), shall be released and shall no longer be so reserved (collectively, the “Excluded Shares”). Any registered shareholder who is not satisfied that he/she/it has been offered fair value for his/her/its Shares and who did not vote in favor of the Merger Proposal, may, at the appropriate time, exercise his/her/its appraisal rights under Section 106(6) of the Bermuda Companies Act to have the fair value of the Dissenting Shares appraised by the Bermuda Court. Please refer to “Dissenter’s Rights of Appraisal” beginning on page 58 for additional information.
Parent shall enter into an agreement (in a form reasonably acceptable to the Company) with the Company’s transfer agent to act as the paying agent for the shareholders of the Company. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the paying agent cash in an amount sufficient to pay the aggregate Merger Consideration. Prior to the Effective Time, Parent and the Company shall establish procedures with the paying agent and Deutsche Bank Trust Company Americas (the “Depositary”) to ensure that (i) the paying agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares and Dissenting Shares) and (y) the Merger Consideration, and (ii) the Depositary will distribute the Merger Consideration to each holder of ADSs (other than ADSs representing Excluded Shares and Dissenting Shares) upon surrender by them of the ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any, which may be withheld by the Depositary) due to or incurred by the Depositary in connection with distribution of the Merger Consideration to holders of ADSs and the cancellation of ADSs. See “Agreement and Plan of Merger — Exchange Procedures” beginning on page 42 for additional information.
Sub-Servicing Agreement (Page 55 and Annex D)
Concurrently with the execution and delivery of the Merger Agreement, the Company, Parent, BBAM US LP (“BBAM US”), BBAM Aviation Services Limited (“BBAM Ireland” and together with BBAM US, the “Servicers,” and each a “Servicer”) and certain affiliates of the Company and Parent entered into a sub-servicing agreement, a copy of which is attached as Annex D to this proxy statement (the “Sub-Servicing Agreement”), which provides, among other things, that effective as of, and subject to and conditioned upon the occurrence of, the effectiveness of the Merger, (i) the Management Agreement shall be terminated, (ii) subject to Section 42 of the Bermuda Companies Act, the Manager Shares will be automatically redeemed for their par value in accordance with the terms of the Sub-Servicing Agreement and bye-law 4.3 of the existing bye-laws of the Company and, upon such redemption, all Manager Shares shall be cancelled and shall not be re-issued, and (iii) the Manager will receive the change of control fee it is entitled to receive pursuant to Section 5.1(b)(2) of the Management Agreement in the amount of 1.5% of the Company’s Enterprise Value (as defined in the Management Agreement) (the “Change of Control Fee”, which amount, as of the date the Merger Agreement was signed, was approximately US$35.35 million) and the US$15.66 million termination fee it is entitled to receive pursuant to Section 10.2(b) of the Management Agreement (the “Manager Termination Fee”), respectively, less US$1,000,000. Under the Sub-Servicing Agreement, an affiliate of Parent will provide administrative and management services with respect to certain aviation assets owned directly or indirectly by the Company. See “The Agreement and Plan of Merger — Sub-Servicing Agreement” beginning on page 55 for additional information.
Assignment and Assumption of Contracts (Page 56)
Concurrently with the execution and delivery of the Merger Agreement, the Company, Fly Aladdin Holdings Limited (“Fly Aladdin”), BBAM Elevate Limited Partnership (“BBAM Elevate” or the “Assignee”) and BBAM LP entered into an assignment and assumption of contracts (the “Assignment and Assumption of Contracts”) pursuant to which, subject to the terms and conditions of the Assignment and Assumption of Contracts, Fly Aladdin will assign to BBAM Elevate all of its rights, title and interests in and to, and BBAM Elevate will assume all of Fly Aladdin’s rights, title and interests in and to, and obligations under, the Assigned Contracts (as defined below), on the terms and conditions set forth therein. See “The Agreement and Plan of Merger — Assignment and Assumption of Contracts” beginning on page 56 for additional information.
Voting and Support Agreements (Page 33)
Concurrently with the execution and delivery of the Merger Agreement, each of Summit Aviation Partners LLC, a Delaware limited liability company (“SAP”), SZ Services Puerto Rico LLC, a Puerto Rico limited liability company (“SZ Services,” and collectively with SAP, “Summit”), and Coral Blue Investment Pte Ltd., a company established under the Companies Act of the Republic of Singapore (“Coral Blue”, an affiliate of GIC Private Limited (“GIC”), and together with SAP and SZ Services, each a “Supporting Shareholder” and collectively, the “Supporting Shareholders”), as shareholders entered into voting and support agreements (each, a “Voting Agreement” and collectively, the “Voting Agreements”) with Parent whereby the Supporting Shareholders agreed, among other things, to vote each Share held by such Supporting Shareholder in favor of Merger Proposal and the Bye-Law Proposal. The Supporting Shareholders’ Shares represent, in the aggregate, approximately 12.2% of the total issued and outstanding Shares entitled to vote as of May 3, 2021. See “The Agreement and Plan of Merger — Voting and Support Agreements” beginning on page 33 for additional information.
In addition, AirAsia Group Berhad (“AirAsia Group”), which owns approximately 10.9% of the total issued Shares entitled to vote as of May 3, 2021, has agreed to vote its Shares in favor of any proposal recommended by the Board for approval by Company shareholders pursuant to the terms of the Subscription Agreement, dated as of July 18, 2018, by and among the Company, AirAsia Group and AirAsia Berhad (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020) (the “AirAsia Group Subscription Agreement”). See “The Merger — Background of the Merger” beginning on page 15 for additional information on these transactions.
The Special Meeting (Page 37)
The special meeting will be held on June 10, 2021 at the Company’s offices at West Pier Business Campus, Dun Laoghaire, County Dublin A96 N6T7, Ireland, at 10:00 a.m., local time, or at any adjournment thereof. At the special meeting, you will be asked to, among other things, approve the Bye-Law Proposal and the Merger Proposal. Please see “Questions and Answers About the Special Meeting and the Merger” beginning on page 1 for additional information on the special meeting, including how to vote your Shares.
Shareholders Entitled to Vote; Vote Required to Approve the Bye-Law Proposal, and to Approve the Merger Proposal (Page 37)
You may vote on the matters at the special meeting if you are a registered holder of any Shares at the close of business on the Record Date. On that date, 30,481,069 Shares were issued and outstanding and entitled to vote at the special meeting. Each Share entitles its registered holder to one vote on all matters properly coming before the special meeting. Approval of the Bye-Law Proposal at the special meeting of shareholders of the Company requires that the Company obtain the Required Bye-Law Proposal Vote. Approval of the Merger Proposal requires that the Company obtain the Required Merger Proposal Vote.
Supporting Shareholders that have entered into Voting Agreements, together with AirAsia Group, have agreed to vote all of their Shares, representing approximately 23.1% of the total issued and outstanding Shares entitled to vote as of May 3, 2021, in favor of the adoption of the Merger Proposal and the Bye-Law Proposal.
If your Shares are held as ADSs and/or through a bank, brokerage firm or other nominee, you are considered the “beneficial owner” of the Shares held in “street name”. In that case, this proxy statement has been forwarded to you by the Depositary and/or your bank, brokerage firm or other nominee who is the registered shareholder of those Shares. As the beneficial owner, you have the right to direct the Depositary and/or your bank, brokerage firm or other nominee how to vote your Shares by following their instructions for voting. Please see “The Agreement and Plan of Merger” beginning on page 40 and “The Special Meeting” beginning on page 37 for detailed information.
Reasons for the Merger and Recommendation of the Board (Page 21)
The Board (acting on the unanimous recommendation of the Special Committee) has, unanimously among those voting (a) approved the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions, (b) determined that the Merger Consideration constitutes fair value for the Shares in accordance with the Bermuda Companies Act, (c) determined that the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions are advisable and in the best interest of the Company and its shareholders, (d) resolved to recommend that the Company’s shareholders vote to approve and adopt (i) the Bye-Law Amendment, and (ii) immediately following approval and adoption of the Bye-Law Amendment, the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions, and (e) directed that the Company submit the Bye-Law Proposal, the Merger Proposal and the Adjournment Proposal to a vote at a meeting of the shareholders of the Company. For a discussion of the material factors considered by our Board in reaching its determination to recommend the approval of the Merger Proposal, please see “The Merger — Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 21 for additional information.
Opinion of the Special Committee’s Financial Advisor (Page 25 and Annex E)
Goldman Sachs & Co. LLC (“Goldman Sachs”) delivered its opinion to the Special Committee that, as of March 27, 2021 and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated March 27, 2021, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E and is incorporated into this proxy statement by reference in its entirety. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Special Committee in connection with its consideration of the Merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Shares should vote with respect to the Merger or any other matter.
Pursuant to an engagement letter among the Special Committee, the Company and Goldman Sachs, the Company has agreed to pay Goldman Sachs a transaction fee of US$11,434,947, US$2 million of which became payable at announcement of the Merger, and the remainder of which is contingent upon consummation of the merger.
For additional information, see the section entitled “The Merger — Opinion of the Special Committee’s Financial Advisor” beginning on page 25 and Annex E to this proxy statement.
Financing of the Merger (Page 33)
Parent represented to the Company in the Merger Agreement that it has, and will have available to it as of the Effective Time, all funds necessary for the payment of the aggregate amount of the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions. While Parent may obtain debt financing for a portion of the required funds to consummate the Merger, the completion of the Merger is not subject to any financing condition.
Limited Guarantee (Page 33)
In connection with the Transactions contemplated by the Merger Agreement, certain affiliates of Parent, SASOF V LP, a Delaware limited partnership, and SASOF Offshore V LP, a Cayman Islands exempted limited partnership (together, the “Guarantors”), entered into a limited guarantee (the “Limited Guarantee”) with the Company, pursuant to which the Guarantors severally (and not jointly or jointly and severally) absolutely, unconditionally and irrevocably guaranteed to the Company, subject to certain conditions, to fund the Merger Consideration and the other Closing payment obligations of Parent under the Merger Agreement, as well as certain other expenses set forth in the Merger Agreement. For a more detailed description, please see “The Agreement and Plan of Merger — Conditions to Completion of the Merger” beginning on page 52 for additional information.
Debt Financing (Page 51)
The consummation of the Merger will constitute a “Change of Control” with respect to the Company’s existing 5.250% senior notes due 2024 (the “2024 Notes”). Under the Merger Agreement and the indenture documents related to such notes, the Company, if directed by Parent will be required to make or assist Parent to make, in each case at the discretion of Parent, a consent solicitation, debt tender offer, or change of control offer (as defined in the indenture documents), the closing of such transaction shall be conditioned on the occurrence of the Closing of the Merger. For a more detailed description, please see “The Agreement and Plan of Merger — Consent Solicitation; Debt Tender Offer” beginning on page 51 for additional information.
Conditions to the Merger (Page 52)
Consummation of the Merger is subject to customary conditions, including (a) the Company obtaining the Required Merger Proposal Vote, (b) the absence of any law or order prohibiting the consummation of the Merger, (c) the expiration or termination of any waiting period, and the receipt of any required approval, under applicable antitrust laws, (d) the absence of a material adverse effect on the Company, (e) the accuracy of the representations and warranties of each party in the Merger Agreement (which are subject to an overall material adverse effect qualification or other materiality qualifications) and (f) compliance in all material respects by each party with its covenants under the Merger Agreement. For a more detailed description of these conditions, please see “The Agreement and Plan of Merger — Conditions to Completion of the Merger” beginning on page 52 for additional information.
Interests of the Company’s Officers and Directors and BBAM in the Merger
When considering the recommendation of the Board, you should be aware that the members of the Board, the officers of the Company, as well as BBAM, have interests with respect to the Merger that are, or may be, different from, or in addition to, those of shareholders generally. Additionally, you should be aware that some of the Company’s executive officers and directors overlap with BBAM’s executive officers and directors and that these interests may present our Manager and such executive officers and directors with actual or potential conflicts of interest; provided, however, that, pursuant to our Management Agreement, our Manager has agreed that it will act in the best interest of our shareholders in performing the services under the Management Agreement and give priority to shareholders’ interests if there is a conflict between our shareholders’ interests and the Manager’s interests. The Special Committee was aware of and considered these interests in the course of making the determination to recommend to the Board that the Merger Agreement and the Transactions were advisable and fair to, and in the best interest of, the Company and its shareholders, and the Board was also aware of and considered these interests in making its recommendation to shareholders to vote in favor of the Merger Proposal.
These interests include:
•
Each current and former officer, director or employee of the Company, BBAM, the Manager and their respective affiliates is entitled to certain indemnification, expense advancement and exculpation benefits as set forth in the Merger Agreement. Please see “The Agreement and Plan of Merger — Directors’ and Officers’ Indemnification and Insurance” beginning on page 51 for additional information.

•
Each member of the Special Committee will receive, as compensation for their services in connection therewith, a one-time payment of US$7,500 as compensation, except that the chairman of the Special Committee will receive a one-time payment of US$50,000 as compensation. The payment of the above compensation is contingent upon the completion of the Merger.

•
The Company has agreed to (a) reimburse the Servicers for costs and expenses incurred by the Servicers in connection with the negotiation and execution of the Sub-Servicing Agreement and other documents related thereto, (b) indemnify BBAM in respect of certain matters as specified in the Sub-Servicing Agreement, and (c) waive and release certain claims against BBAM, in each case, in connection with the execution of the Sub-Servicing Agreement. Please see “The Agreement and Plan of Merger — Sub-Servicing Agreement” beginning on page 55 for additional information.

•
The Servicers will receive a one-time fee of US$500,000 and an annual fee equal to US$250,000 as consideration from Parent for the Servicers’ performance under the Sub-Servicing Agreement. Please see “The Agreement and Plan of Merger — Sub-Servicing Agreement” beginning on page 55 for additional information.

•
Fly Aladdin agreed to (a) waive and release any claims against BBAM in connection with the transactions contemplated by the Assignment and Assumption of Contracts, and (b) to indemnify BBAM for the matters set forth in the Assignment and Assumption of Contracts. Please see “The Agreement and Plan of Merger — Assignment and Assumption of Contracts” beginning on page 56 for additional information.

•
In connection with the termination of the Management Agreement, the Manager will receive a change of control fee in an amount equal to 1.5% of the Company’s Enterprise Value (as defined in the Management Agreement) (which fee amount, as of the date the Merger Agreement was signed, was approximately US$35.35 million) and a termination fee equal to US$15.66 million as required by the Management Agreement, less US$1,000,000, which the Manager agreed to waive its right to under the terms of the Sub-Servicing Agreement. Please see “The Agreement and Plan of Merger — Sub-Servicing Agreement” beginning on page 55 for additional information.

•
Subject to the terms and conditions of the Assignment and Assumption of Contracts, Fly Aladdin will assign to BBAM Elevate all of its rights, title and interests in and to the Assigned Contracts. Please see “The Agreement and Plan of Merger — Assignment and Assumption of Contracts” beginning on page 56 for additional information.

Limitation on Solicitation and Considering Acquisition Proposals (Page 48)
The Merger Agreement restricts the Company’s ability to solicit or engage in discussions or negotiations with third parties regarding Acquisition Proposals (as defined in the section entitled “The Agreement and Plan of Merger — Acquisition Proposals”). However, subject to specified conditions and requirements, the Company may furnish information to, or enter into discussions or negotiations with, a third party in response to an unsolicited bona fide written Acquisition Proposal from such third party if our Board (at the recommendation of the Special Committee) determines in its good faith judgement, after consultation with its outside legal counsel and financial advisor, that the Acquisition Proposal constitutes or may reasonably be expected to lead to a Superior Proposal (as defined in the section entitled “The Agreement and Plan of Merger — Acquisition Proposals”). See “The Agreement and Plan of Merger — Acquisition Proposals” beginning on page 48 for additional information.
Termination of the Merger Agreement (Page 53)
The Merger Agreement may be terminated at any time prior to the Effective Time:
•	by mutual written consent of Parent and the Company;
•	by either Parent or the Company, if:
(i)	a Termination Date Termination Event occurs (as defined and further described in the section entitled “The Agreement and Plan of Merger — Termination of the Merger Agreement”);
(ii)	an Injunction Termination Event occurs (as defined and further described in the section entitled “The Agreement and Plan of Merger — Termination of the Merger Agreement”); or
(iii)	a No Vote Termination Event occurs (as defined and further described in the section entitled “The Agreement and Plan of Merger — Termination of the Merger Agreement”).
•	by the Company, if:
(i)	a Buyer Breach Termination Event occurs (as defined and further described in the section entitled “The Agreement and Plan of Merger — Termination of the Merger Agreement”); or
(ii)	a Change of Recommendation Termination Event occurs (as defined and further described in the section entitled “The Agreement and Plan of Merger — Termination of the Merger Agreement”).
•	by Parent, if:
(i)	a Company Breach Termination Event occurs (as defined and further described in the section entitled “The Agreement and Plan of Merger — Termination of the Merger Agreement”); or

(ii)	an Alternative Transaction Breach Termination Event occurs (as defined and further described in the section entitled “The Agreement and Plan of Merger — Termination of the Merger Agreement”).
Termination Fee (Page 54)
The Company will be required to pay Parent the Termination Fee in the event that the Merger Agreement is terminated:
•
by either Parent or the Company pursuant to a Termination Date Termination Event or a No Vote Termination Event, if (A) prior to the taking the Required Merger Proposal Vote at a special meeting of shareholders or any adjournment or postponement thereof, an Acquisition Proposal for a competing transaction shall have been communicated to the Special Committee or the Board or shall have been publicly announced or publicly made known to the shareholders of the Company, and not withdrawn prior to taking the Required Merger Proposal Vote and (B) within twelve months after such termination, the Company or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal (provided, that for purposes of this Termination Fee provision, the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);

•	by the Company pursuant to a Change of Recommendation Termination Event;
•	by Parent pursuant to an Alternative Transaction Breach Termination Event; or
•	by Parent pursuant to a Termination Date Termination Event at a time that Parent had the right to terminate the Merger Agreement pursuant to an Alternative Transaction Breach Termination Event.
Expenses (Page 55)
Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the Merger and other Transactions will be paid by the party incurring such expense, except that (a) the expenses incurred in connection with the filing, printing and mailing of the proxy statement (including the applicable SEC filing fees) and the solicitation of the shareholder approval will be shared equally by Parent and the Company and (b) Parent will pay all documentary, sales, use, real property transfer, registration, value added, transfer, stamp, recording and similar taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with the Merger Agreement and the transactions contemplated thereby, and shall file all tax returns related thereto, regardless of who may be liable therefor under applicable law.
Remedies (Page 55)
The Merger Agreement includes a remedy of specific performance for the Company, Parent and Merger Sub. The Merger Agreement also includes customary termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Company to accept and enter into a definitive agreement with respect to an unsolicited superior offer, the Company will be required to pay to Parent the Termination Fee.
Dissenter’s Rights of Appraisal (Page 58)
Under Bermuda law, any registered shareholder of the Company who is not satisfied that he/she/it has been offered a fair price for his/her/its Shares and who did not vote in favor of the Merger and the Merger Agreement may, at the appropriate time, apply to the Bermuda Court to appraise the fair value of his/her/its Shares. See “Dissenter’s Rights of Appraisal” beginning on page 58 for detailed information.
Certain Material U.S. Federal Income Tax Considerations of the Merger (Page 60)
For U.S. federal income tax purposes, the receipt of cash by a U.S. Holder (as defined under the caption “Certain Material U.S. Federal Income Tax Considerations of the Merger”) in exchange for such U.S. Holder’s Shares in the Merger generally will result in the recognition of gain or loss in an amount equal to the difference, if any, between the amount of cash that such U.S. Holder receives in the Merger and such U.S. Holder’s adjusted tax basis in the Shares surrendered in the Merger. See “Certain Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 60 for detailed information.
Shareholders of the Company are encouraged to consult their own tax advisors concerning the U.S. federal income tax consequences relating to the Merger in light of their particular circumstances and any consequences arising under U.S. federal non-income tax laws or the laws of any state, local or non-U.S. taxing jurisdiction.
Certain Material Bermuda Tax Consequences of the Merger (Page 64)
There is currently no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or its shareholders in respect of the shares of the Company, other than shareholders ordinarily resident in Bermuda. Further, no such tax is imposed by withholding or otherwise on any payment to be made to or made by the Company. An assurance has been received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to the Company or to any of its operations or to the shares, debentures or other obligations of the Company except the assurance shall not be construed so as to prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda, and to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 in Bermuda or otherwise payable in relation to any land leased to the Company.
Delisting and Deregistration of the ADSs (Page 34)
If the Merger is completed, the ADSs will be delisted from NYSE and deregistered under the Exchange Act.
Regulatory Matters (Page 34)
Completion of the Merger is further subject to receipt of notification of clearance and/or approval from the Ethiopian Trade Competition and Consumer Protection Authority. In accordance with the Merger Agreement, both the Company and Parent will cooperate to make any such required filings and obtain any required approval under the antitrust laws of Ethiopia.
The Company does not believe that any material federal, national, provincial, local or state, whether domestic or foreign, regulatory approvals, filings or notices are required in connection with the Merger other than the approvals, filings or notices required under the U.S. federal securities laws and the rules and regulations of the NYSE, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”), the filing with the Registrar of Companies in Bermuda to register the Merger pursuant to the Bermuda Companies Act, the approval of the Bermuda Monetary Authority to permit Parent to become the sole owner of the issued share capital of the Surviving Company, and the filings and approval under the antitrust laws of Ethiopia.
Where You Can Find More Information (Page 65)
You can find more information about the Company in the periodic reports and other information we file with the SEC. The information is available at the SEC’s public reference facilities and at the website maintained by the SEC at www.sec.gov. For a more detailed description of the additional information available, please see “Where You Can Find More Information” beginning on page 65.

THE MERGER
Background of the Merger
The following summarizes certain events and contacts that led to the signing of the Merger Agreement. It does not purport to describe every conversation between and among the members of the Board and the Special Committee and between the Company’s representatives and other parties.
As a publicly traded company, the Company’s Board and management have focused on developing its aircraft portfolio and managing its leases to maximize investment returns and shareholder value. In connection therewith, the Board regularly reviewed the Company’s long-term strategic goals and related plans. During discussions on these topics, the Board members considered the Company’s competitive environment and industry trends and short- and long-term performance in light of the Company’s strategic plans. From time to time, the Company has evaluated potential options for enhancing shareholder value both as a standalone company and through alternative strategic transactions.
In 2020, the onset of the COVID-19 pandemic and the measures that governments and private parties have implemented in response have caused significant economic disruption. Numerous airlines around the world, including some of the Company’s lessees, experienced a material decline in demand for their services, as well as materially increased cancellations for pre-paid trips compared to historic norms. These circumstances have had a materially adverse impact on the ability of the Company’s lessees to fulfill their obligations under their leases with the Company and, in some cases, have caused the Company’s lessees to default on their obligations, or to initiate bankruptcy or similar proceedings. These developments have negatively impacted the Company’s revenues, profitability, cash flows, and prospects.
On May 6, 2020, the Board held a regularly scheduled meeting at which all Board members were present along with representatives of the Manager and Gibson, Dunn & Crutcher LLP (“Gibson Dunn”). (In this description of the Background of the Merger, all Board members attended all meetings of the Board of Directors.) At the meeting, representatives of the Manager presented to the Board on the impacts of COVID-19 on the airline industry broadly and the Company specifically. The Board discussed requests from airlines seeking to reduce lease rates as aviation traffic, revenue and liquidity had sharply decreased, noting that many of the Company’s customers had requested some form of rent concession since the onset of the pandemic. In light of the significant uncertainty regarding the pandemic, the Board determined to consider strategic alternatives and solicit proposals from investment banks.
On June 29, 2020, the Board held a meeting at which representatives of the Manager and Gibson Dunn were present. At this meeting, the Board received another business update from representatives of the Manager. Following the Manager’s presentation, the Board heard from two investment banks — Goldman Sachs & Co. LLC (“Goldman Sachs”) and Investment Bank A — that it had invited to give presentations on the aviation industry and potential strategic alternatives available to the Company.
On July 3, 2020, the Chairman of the Board asked representatives of Goldman Sachs and Investment Bank A for their proposals to advise the Company’s independent directors in connection with their review of the Company’s capital structure, financing options and strategic alternatives. The possible strategic alternatives were identified to include (without limitation): (i) analysis of the Company’s capital structure, liquidity and cash flow; (ii) advice regarding debt structure and liability management, including potential debt repurchases; (iii) potential sales of assets, either individually or as groups of aircraft; (iv) potential equity and debt financing transactions; (v) a potential sale of the Company; and (vi) an orderly liquidation of the Company’s portfolio (collectively, the “Potential Alternatives”).
On July 15, 2020, the Board held a meeting at which representatives of the Manager and Gibson Dunn were present to discuss the investment banks’ proposals. At this meeting, representatives of Gibson Dunn discussed the Board’s duties in the context of evaluating strategic alternatives and also explained the differences between fiduciary duties under Delaware law and Bermuda law in connection with a potential sale of the Company.
On July 16, 2020, the Board adopted unanimous written resolutions authorizing the formation of the Special Committee, which comprised disinterested, “independent” (within the meaning of the listing standards of NYSE) directors tasked with evaluating the Potential Alternatives, including any Potential Alternatives that could have presented conflicts of interest for certain members of the Board (such transactions, the “Potentially Conflicted Transactions”). Members of the Special Committee were Joseph M. Donovan, Erik G. Braathen, Eugene

McCague and Susan M. Walton. The remaining members of the Board — Colm Barrington, Robert S. Tomczak and Steven Zissis — are employees of BBAM and did not participate in the Special Committee.
The Special Committee was granted the exclusive authority to oversee the Company’s management and its external legal and financial advisors in connection with any Potential Alternative, to consider, review, evaluate, negotiate and recommend to the full Board for approval or rejection any Potential Alternative, including any Potentially Conflicted Transactions, and to take such other actions with respect to, any Potential Alternatives as the Special Committee deemed necessary, appropriate or advisable. The Chairman of the Board was appointed the Chairman of the Special Committee, based on his extensive experience as an investment banker and his expertise in accounting (including his service as the Chair of the Audit Committee of the Board of Directors). (In this description of the Background of the Merger, all members of the Special Committee attended all meetings of the Special Committee.)
The Special Committee determined to retain Goldman Sachs to advise the independent directors in connection with their review of the Potential Alternatives. Immediately thereafter, the Special Committee, led by the Chairman, began to negotiate the terms of Goldman Sachs’ engagement. The Company and the Special Committee subsequently executed an engagement letter, dated as of August 11, 2020, pursuant to which Goldman Sachs was formally retained as the Special Committee’s financial advisor. The Special Committee agreed with Goldman Sachs that the fee would increase with the consideration payable to the Company's shareholders — an arrangement that the Special Committee believed would provide an incentive for Goldman Sachs to procure the highest price per share for the Company's shareholders.
On August 12, 2020, the Board held a regularly scheduled meeting at which representatives of the Manager, Gibson Dunn and Goldman Sachs were present. During this meeting, the Board received a presentation from Goldman Sachs, which focused on four of the Potential Alternatives: (i) continuing with the Company’s current business plan as a standalone company; (ii) pursuing a course of selected asset sales; (iii) a sale of a controlling position in the Company; and (iv) a merger or sale involving the Company. The Special Committee then held a meeting at which representatives of Gibson Dunn were present. The Special Committee determined to ask Goldman Sachs for additional details regarding these Potential Alternatives.
On September 14, 2020, the Board held a meeting at which representatives of the Manager and Gibson Dunn were present. The Board discussed the Company’s liquidity, debt profile, and credit ratings. Based on this discussion, the Board determined that the Company should pursue strategies to enhance liquidity, including a potential refinancing of the Company’s 6.375% senior notes due 2021, which were set to mature in October 2021 (the “2021 Notes”). The Board agreed and passed resolutions approving the potential refinancing of the 2021 Notes. At this time, the Board had made no determination with respect to any Potential Alternatives and instead was focused on enhancing the Company’s liquidity position.
During the following weeks, the Company considered several potential debt financing alternatives. On October 15, 2020, the Company entered into a US$180.0 million senior secured term loan (the “2020 Term Loan”). During the fourth quarter of 2020, the Company used the proceeds of the 2020 Term Loan, together with cash on hand, to repurchase a portion of the outstanding 2021 Notes and to redeem the remaining 2021 Notes.
On November 5, 2020, the Board held a meeting at which representatives of the Manager, Gibson Dunn and Goldman Sachs were present. The Board received a presentation in which Goldman Sachs reviewed the Potential Alternatives. Upon the recommendation of the Special Committee, the Board determined to pursue a sale of the Company by reaching out to potential buyers that were most likely to be interested in a possible transaction. The Board determined that Goldman Sachs should be instructed to commence a strategic process that could result in the sale of the Company, including reaching out to potential buyers to solicit indications of interest.
In accordance with the Special Committee and Board’s instructions, Goldman Sachs reached out to 22 potentially interested parties, including Carlyle Aviation Partners Ltd. (“Carlyle”) and a number of other strategic companies and financial sponsors. Carlyle and potential buyers identified herein as Parties A, B, C, D, and E, among others, signed non-disclosure agreements.

On November 11, 2020, the Board held a regularly scheduled meeting at which representatives of the Manager and Gibson Dunn were present. The Board discussed the timing and progress of Goldman Sachs’ strategic review process. The Special Committee then held a meeting at which representatives of Gibson Dunn were present. The Special Committee discussed the Potential Alternatives, including the potential sale of the Company.
On November 20, 2020, the Board held a meeting at which representatives of the Manager, Gibson Dunn and Goldman Sachs were present. At the request of the Special Committee, Goldman Sachs provided an update to the Board regarding the potential sale of the Company. The Board decided to move forward and, at the recommendation of the Special Committee, agreed to a deadline of December 18, 2020 for first-round indications of interest from potential buyers.
On December 4, 2020, the Board held a meeting at which representatives of the Manager, Gibson Dunn and Goldman Sachs were present. The Board discussed the Company’s recent credit rating downgrade by Standard & Poor’s due to a number of the Company’s lessees being placed on non-accrual status for failure to make timely rent payments. At the request of the Special Committee, the Goldman Sachs team then updated the Board on their discussions with potential buyers ahead of the first-round bid deadline.
On December 18, 2020, five parties, including Carlyle, submitted their initial, non-binding indications of interest. The initial bids ranged in value from US$9.25 per share to US$12.00 per share, all in cash, and were based on the limited due diligence information that had been provided to date. Carlyle’s indication of interest proposed a US$12.00 per share cash price. On December 18, 2020, the Company’s share price closed at US$7.95.
In the following days, members of the Special Committee engaged in further discussions with representatives of the Manager to discuss the sale process. During these discussions, members of the Special Committee noted that the Management Agreement would not automatically terminate in connection with a sale of the Company and asked representatives of the Manager if the Manager would agree to terminate the Management Agreement upon the closing of such a transaction in order to facilitate the sale process. Representatives of the Manager agreed that, if the final terms of the transaction were sufficiently compelling from the perspective of the Company’s shareholders and otherwise acceptable to BBAM, the Manager would agree to terminate the Management Agreement on the economic terms provided therein, with the change of control and termination fees calculated based on the formulas set forth in the Management Agreement. During these discussions, representatives of the Manager also were asked to confirm whether BBAM intended to participate as a bidder in the process, and they confirmed that BBAM was not considering submitting a bid at that time. Representatives of the Manager agreed that the Special Committee could relay these positions to all potential bidders.
On December 23, 2020, AirFinance Journal, an industry publication, reported that the Company had retained Goldman Sachs to undertake a strategic review of its business, including a potential sale. The Company’s share price increased from US$7.69 per share on December 22, 2020, to US$10.53 per share on December 24, 2020, an increase of 37%. Following the publication of the AirFinance Journal report, 10 additional potential counterparties reached out to the Company or Goldman Sachs and were provided information on the process, and two, identified herein as Parties F and G, signed non-disclosure agreements.
On December 28, 2020, the Special Committee held a meeting at which representatives of the Manager, Gibson Dunn and Goldman Sachs were present. Representatives from Goldman Sachs provided an analysis of each of the proposals received on December 18, 2020. The Goldman Sachs team also discussed the leak of the sale process in AirFinance Journal but noted that no major news organization had followed-up on the leak. Neither the Company, nor the Manager, nor any of their representatives has identified the source of the leak.
Representatives from Goldman Sachs informed the Special Committee that, in their view, the Company’s existing secured debt facilities represented significant value to a potential buyer of the Company, and that replacing those facilities with new debt financing likely would be more expensive to a buyer than would be retaining the existing facilities. The Goldman Sachs team noted that approximately US$2.0 billion of the Company’s existing secured indebtedness contained mandatory prepayment provisions that could cause such indebtedness to become due and payable upon the termination of the Servicers as servicers of the aircraft financed in such facilities, which termination would be expected upon the sale of the Company to a strategic buyer or to a financial buyer with its own aviation servicing capabilities. The Goldman Sachs team further noted

that the Company’s aviation counsel, Clifford Chance US LLP (“Clifford Chance”), had advised that, with the cooperation of the Company, the Servicers and the buyer, the parties might enter into a sub-servicing and delegation arrangement pursuant to which the Servicers would continue to service the Company’s aircraft but would delegate the day-to-day servicing duties to the buyer of the Company or to another party designated by the buyer. The Goldman Sachs team further noted that, by enabling a buyer to retain the Company’s secured debt facilities, such a sub-servicing and delegation arrangement would be expected to drive increased proceeds to the Company’s shareholders.
After discussion among the Special Committee members and representatives of the Manager, the members of the Special Committee requested that the Manager, in order to facilitate the sales process in light of Goldman Sachs’ view as to the value of the Company’s debt facilities to potential buyers, consider such a sub-servicing and delegation arrangement. Representatives of the Manager informed the Board that they would consider the Special Committee’s request.
On December 31, 2020, the Special Committee held a meeting at which representatives of Gibson Dunn and Goldman Sachs were present. Representatives of Goldman Sachs informed the Special Committee that BBAM had considered the Special Committee’s request and decided that, in order to facilitate the Company’s sales process as discussed at the prior meeting of the Special Meeting, a sub-servicing arrangement could be acceptable to the Manager. The Special Committee determined that all bidders would receive a term sheet, prepared by the Manager and reviewed by the Company and its representatives, regarding the proposed sub-servicing arrangement. The Special Committee determined that the proposed sub-servicing arrangement would be executed at the same time as a merger agreement.
On January 15, 2021, two additional bidders submitted initial indications of interest. Party E’s indication of interest proposed a US$12-15 per share cash price. Party F’s indication of interest proposed a US$12.05 per share cash price.
On January 18, 2021, the Special Committee held a meeting at which representatives of Gibson Dunn were present. The Special Committee decided to move ahead with the second round of the sale process with all seven bidders, and provide additional due diligence information to each party.
On January 29, 2021, Party G submitted an initial indication of interest, which proposed a per share cash price at “a modest premium” to the Company’s then-current share price of US$9.54.
On February 22, 2021, the Special Committee held a meeting at which representatives of Gibson Dunn were present. The Special Committee discussed the progress of the sale process and the due diligence efforts of all eight bidders.
On February 23, 2021, the Special Committee held a meeting at which representatives of Gibson Dunn were present. Noting the significant interest in the first round of the sale process, the Special Committee decided to defer providing some competitively sensitive diligence information until later in the process when final diligence calls were scheduled and there were fewer bidders remaining. This competitively sensitive diligence information included Board meeting minutes and accompanying board material packages, as well as confidential pricing information related to the Company’s sale-leaseback and option arrangements with affiliates of AirAsia Group.
On February 24, 2021, the Board held a regularly scheduled meeting at which representatives of the Manager, Gibson Dunn and Goldman Sachs were present. At the request of the Special Committee, Goldman Sachs provided an update regarding the continuing sale process. The Special Committee then held a meeting at which representatives of Gibson Dunn were present. The Special Committee discussed aircraft valuations and lease rates during the course of the COVID-19 pandemic and the corresponding impact on the Company’s business and prospects.
Leaks regarding the sale of the Company continued to be reported by AirFinance Journal throughout the months during which the sale process continued. Both the Board and the Special Committee regularly discussed such leaks with representatives from Gibson Dunn, ultimately deciding that it would be best to refrain from commenting publicly while the sale process was ongoing.
During the weeks leading up to the second round of bids, the Special Committee, along with its financial and legal advisors, had periodic discussions with representatives of the Manager and its legal advisor, Kirkland & Ellis LLP (“Kirkland”), regarding the termination of the Management Agreement, the sub-servicing arrangement and the potential voting agreements that may be requested by bidders from shareholders of BBAM, who also held significant ownership positions in the Shares. In connection with those discussions, the Special Committee noted the importance of the Manager’s support to the successful outcome of any transaction involving the Company. During the course of these discussions, representatives of the Manager indicated that the Manager’s support of a transaction (which would entail, among other things, agreeing to the Special Committee’s requests that the Manager agree to terminate the Management Agreement, that the Servicers agree to enter into the contemplated sub-servicing arrangements, and that certain shareholders of BBAM agree to provide voting agreements with respect to the Shares) would be contingent upon the final terms of the transaction being sufficiently compelling from the perspective of the Company’s shareholders and otherwise acceptable to the Manager, including satisfactory resolution to the Manager of the Company’s arrangements with AirAsia Group with respect to Portfolios B and C (defined below).
As the Company has disclosed, in 2018, it committed to purchase and leaseback a total of 21 Airbus A320neo family aircraft to be leased to AirAsia Group as the aircraft were to have delivered from the manufacturer between 2019 and 2021 (“Portfolio B”). The Company also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease, to be delivered after 2019 (“Portfolio C”). At the same time, other investment vehicles managed by BBAM entered into parallel arrangements with AirAsia Group, and the Company and BBAM’s other managed investment vehicles entered into letter agreements coordinating the delivery of the subject aircraft among them. Only one Portfolio B aircraft, and no Portfolio C aircraft, was delivered to the Company prior to the onset of the COVID-19 pandemic. Due to the impact of the COVID-19 pandemic, delivery of all remaining Portfolio B and the Portfolio C aircraft subject to unexercised and unexpired options have been delayed substantially, and the Company did not expect any aircraft to be delivered for at least 12 months. Given these delays, the Manager was engaged in discussions with AirAsia Group regarding potential revised delivery timeframes and other terms. Moreover, there were concerns about the value of these options due to questions regarding AirAsia Group’s compliance with its rights to acquire the subject aircraft from the manufacturer.
The Special Committee discussed the value of these arrangements in light of the impact of the COVID-19 pandemic on the Company and on AirAsia Group. Based on discussions with Goldman Sachs, the Company’s legal advisors and management of the Company, the Special Committee acknowledged that the benefits to the Company of those arrangements had likely diminished significantly, principally due to the impacts of COVID-19 and the passage of time, and that the value of those arrangements to the Company were both questionable and highly uncertain.
Carlyle and Parties A, B, C, D and E continued to conduct due diligence on the Company. On March 1, 2021, Carlyle and Parties A and E submitted their comments on a draft merger agreement and a draft of the indicative high-level terms regarding the sub-servicing arrangement that the Company had provided in its electronic data room. Over the following three weeks, Gibson Dunn held calls with the counsel for each of Carlyle and Parties A and E and exchanged drafts of the merger agreement.
On March 10, 2021, each of Carlyle and Parties A, B, C and E submitted revised indications of interest for an acquisition of the Company. Parties D, F and G did not submit proposals. Carlyle submitted a proposal for US$14.50 per share in cash. Party A submitted a proposal for US$15.10 per share in cash. Party B submitted a proposal at US$11.19 per share in cash. Party C submitted a proposal for US$11.00 per share that was limited to a sub-set of the Company’s aircraft and amounted to a proposal for an asset sale of approximately US$545 million. Party E submitted a proposal for US$13.50 per share in cash.
On March 12, 2021, the Special Committee held a meeting at which representatives of Gibson Dunn were present. The Special Committee discussed the financial and legal terms of the proposals. The Special Committee discussed that at this stage, it would be necessary to narrow the field of potential bidders to a smaller group of leading bidders and to provide each of the leading bidders with access to additional due diligence about the Company, as well as additional access to representatives of the Manager to enable them to complete their due diligence efforts. The Special Committee determined to recommend that Carlyle and Party A be asked to submit third round bids to acquire the Company both with and without the Assigned Contracts (as defined below under “Certain Agreements Related to the Transactions — Assignment and Assumption of Contracts”). Due to the fact that Party E had existing commercial arrangements with AirAsia Group that were competitively sensitive vis-a-vis the Company and BBAM, and representatives of the Manager had indicated that the Manager would not support a transaction with Party E if it were to assume the Company’s arrangements with AirAsia Group, the

Special Committee determined to recommend that Party E be asked to submit a third-round bid to acquire the Company assuming that the Company’s arrangements with AirAsia Group would be excluded from the Company’s assets and liabilities. The Special Committee then unanimously resolved to recommend to the Board to continue the sale process on these terms with Carlyle, Party A and Party E. At a meeting later the same day, the Board adopted the recommendation of the Special Committee.
During the week of March 15, 2021, each of Carlyle, Party A and Party E held various due diligence calls with representatives of the Manager to complete their due diligence review of the Company. In addition, Gibson Dunn and Kirkland negotiated on behalf of the Company and BBAM, respectively, substantially final versions of each of the transaction documents with the legal advisors to Carlyle, Party A and Party E. Each of the parties also requested that the shareholders of BBAM agree to support the transaction by entering into voting agreements. In addition, Company representatives noted for each of the parties that, pursuant to the terms of the AirAsia Group Subscription Agreement, AirAsia Group, which owns approximately 10.9% of the total issued and outstanding Shares entitled to vote as of May 3, 2021, had agreed to vote its Shares in favor of any proposal recommended by the Board for approval by Company shareholders.
On March 22, 2021, the Special Committee held a meeting at which representatives of Gibson Dunn were present. Representatives from Gibson Dunn discussed the ongoing negotiations with each of the bidders. The Special Committee also discussed the final stages of the process with final proposals expected on March 24, 2021.
On March 24, 2021, each of Carlyle, Party A and Party E submitted a revised indication of interest, including their respective proposed drafts of the transaction documents. Carlyle submitted a proposal for US$16.00 per share in cash, but noted such amount would be reduced by the aggregate amount of all fees and expenses payable by the Company to Goldman Sachs in connection with, and upon the consummation of, the Merger. Party A submitted a proposal for US$15.10 per share in cash. Party E submitted a proposal for US$15.66 per share in cash. Each of Carlyle and Party A informed the Special Committee that its proposed purchase price would be unaffected by the inclusion or exclusion of the Assigned Contracts. On the same day, upon the request of the Special Committee, BBAM delivered a letter to the Board stating that, in connection with facilitating a sale of the Company to any of the three remaining parties in the process, BBAM would agree to the termination of the Management Agreement, the entry by the Servicers into the proposed Sub-Servicing Agreement, and the assumption by an affiliate of the Manager of the Company’s rights and obligations under the Assigned Contracts, and the Manager would agree to reduce the change of control and termination fees payable to the Manager under the Management Agreement in connection therewith by US$1.0 million.
On March 25, 2021, the Special Committee held a meeting at which representatives of Gibson Dunn and Goldman Sachs were present. At this meeting, the Special Committee evaluated the “best and final proposals” from Carlyle, Party A and Party E. The Special Committee discussed its and the Board’s duties to maximize shareholder value when evaluating the bids. Representatives from Goldman Sachs advised that it would be prudent to revert to each of the parties and ask for a revised “best and final” bid. The Special Committee also observed that Carlyle and Party A did not ascribe any value to the Assigned Contracts. As a result, the Special Committee decided that the rights and liabilities under the Assigned Contracts would be assigned by the Company to an affiliate of the Manager in connection with the closing of the sale transaction, as further described below under “The Agreement and Plan of Merger — Assignment and Assumption of Contracts”.
On March 26, 2021, Carlyle, Party A and Party E submitted their second “best and final” bids. Carlyle submitted a proposal for US$17.02 per share in cash. Party A submitted a proposal for US$16.51 per share in cash. Party E submitted a proposal for US$16.05 per share in cash.
The Chair of the Special Committee informed each other member of the Special Committee that Carlyle had submitted the highest bid for the Company, and with the Special Committee’s approval, the Chair of the Special Committee instructed the Company’s advisors to finalize all documents with Carlyle in advance of a planned Board meeting the following day.
The Company’s advisors finalized the transaction documents and informed Carlyle that the Manager would reduce the change of control and termination fees payable to the Manager under the Management Agreement by US$1.0 million. Consequently, Carlyle agreed to increase the per share merger consideration payable to the

Company’s shareholders to US$17.05 per share in cash (i.e., Carlyle agreed that the benefit of the US$1.0 million reduction in the change of control and termination fees payable to the Manager under the Management Agreement would be passed on to the Company's shareholders).
On March 27, 2021, the Special Committee held a meeting at which representatives of the Manager, Gibson Dunn and Goldman Sachs were present. The Special Committee received a presentation from Goldman Sachs on the three final proposals. Representatives from Goldman Sachs also delivered to the Special Committee an oral opinion (later confirmed in writing) that subject to various assumptions and limitations, the US$17.05 per share in cash to be paid to the holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Parent and its affiliates). The Special Committee discussed and deliberated, and taking into account its fiduciary duties to the Company and holders of Shares, recommended that the Board enter into the Merger Agreement, and associated documents, with Carlyle. Immediately thereafter, the Board held a meeting at which representatives of Gibson Dunn and Goldman Sachs were present. Following the presentations from the Company’s and the Special Committee’s advisors, representatives of the Manager indicated that the Manager and each of the directors appointed by the Manager to the Company’s Board of Directors were supportive of the transaction. Moreover, representatives of the Manager confirmed that SAP, SZ Services and Coral Blue would be prepared to enter into voting agreements that had been negotiated with Carlyle to support the transaction. Given the Manager’s role as Manager of the Company, and the contemplated termination of the Management Agreement, entry into the sub-servicing arrangements, and assumption of the Company’s rights and obligations under the AirAsia Group arrangements, each of the directors appointed by the Manager recused himself from the vote on the transaction. The disinterested directors voted unanimously in favor of the transaction.
The Company’s advisors, including Gibson Dunn, and Carlyle’s advisors worked during the course of that day to finalize the Merger Agreement and other transaction documents. Later that evening, the parties executed the Merger Agreement and other transaction documents and on March 29, 2021 announced entry into the Merger Agreement.
Reasons for the Merger and Recommendation of the Special Committee and the Board
On March 27, 2021, the Board, at the recommendation of the Special Committee, adopted resolutions, by unanimous vote among those voting at a meeting duly called at which a quorum of directors was present, (a) approving the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions, (b) determining that the Merger Consideration constitutes fair value for the Shares in accordance with the Bermuda Companies Act, (c) determining that the Merger Agreement, the Statutory Merger Agreement and the Transactions are advisable and in the best interest of the Company and its shareholders, (d) recommending that the Company’s shareholders vote to approve and adopt (i) the Bye-Law Amendment, and (ii) immediately following approval and adoption of the Bye-Law Amendment, the Merger, the Merger Agreement, the Statutory Merger Agreement and the Transactions, and (e) directing that the Company submit the Bye-Law Proposal, the Merger Proposal and the Adjournment Proposal to a vote at a meeting of the shareholders of the Company.
For purposes of Section 106(2)(b)(i) of the Bermuda Companies Act, the Board considers US$17.05, without interest and less any applicable withholding taxes, to be fair value for each issued and outstanding Share.
In evaluating the Merger Agreement and the Statutory Merger Agreement and the Transactions contemplated thereby, including the Merger, the directors consulted with the Company’s senior management, outside counsel and independent financial advisors. In recommending that the Company’s shareholders vote their Shares in favor of the Merger Proposal, the Special Committee and the Board also considered the following potentially positive factors, which are not intended to be exhaustive and are not presented in any relative order of importance:
•
The belief of the directors, after a thorough review of, and based on the directors’ knowledge of, the current and historical financial condition, results of operations, prospects, business strategy, competitive position, industry trends, long-term strategic goals and opportunities, properties and assets, including the potential impact of those factors on the trading price of the Shares, and discussions with the Company’s senior management and outside financial and legal advisors, that the value to be provided to the Company’s shareholders pursuant to the Merger Agreement and the Statutory Merger Agreement

is more favorable to the Company’s shareholders than the potential value that might reasonably be expected to result from remaining an independent public company or entering into other strategic transactions such as other business combinations, acquisitions, dispositions, internal restructurings, joint ventures or minority investments.
•	The current and historical market prices of the Shares, including the fact that the per-share Merger Consideration constituted a premium of:
•	approximately 43% over the volume weighted average share price of the Shares during the 30 days ended March 27, 2021;
•	approximately 58% over the volume weighted average share price of the Shares during the 60 days ended March 27, 2021;
•	approximately 29% over the closing Share price on March 26, 2021, the last trading day before the Merger Agreement was signed; and
•	approximately 21% over the highest price of the Shares in the 52-weeks ended March 27, 2021.
•	The fact that, prior to the announcement of the entry into the Merger Agreement, the Shares had not traded at a price higher than the Merger Consideration of US$17.05 since March 2020.
•
The fact that the recent trading prices of the Shares may have reflected market expectations of an announcement of a potential strategic transaction involving the Company, and that absent such announcement the price of the Shares would likely decline.

•
The fact that the Special Committee, in coordination with the Company’s independent legal and financial advisors, implemented a robust sale process designed to obtain the highest price reasonably attainable, including by reaching out to 22 potential counterparties to gauge their interest in a potential transaction, responding to inquiries from 10 additional parties after a news article indicated that the Company was evaluating strategic alternatives, and requiring each of the three parties (including Carlyle and two other parties) that continued to participate in the sale process to the end to submit their “best and final” proposals at the conclusion of the sale process.

•	The potential risks to the Company of remaining as an independent public company, including risks and uncertainties relating to:
•
realizing the value of the Company’s portfolio in light of continuing uncertainty about the state of the global economy generally and the aviation industry specifically, the heightened risk of insolvency of certain of the Company’s lessees and other airlines given the COVID-19 pandemic, and the other risks and uncertainties below;

•	the fact that debt funding for the Company is more expensive than it is for other aircraft lessors, which makes it difficult for the Company to remain competitive in acquiring and leasing aircraft;
•	the relatively high proportion of the Company’s aircraft that are leased to airlines that have uncertain prospects;
•	the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive in the aircraft leasing industry; and
•	the “risk factors” set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020.
•
The financial analyses of Goldman Sachs, financial advisor to the Company, in connection with the Merger, and the oral opinion rendered by Goldman Sachs to the Special Committee, which was subsequently confirmed by delivery of a written opinion, dated March 27, 2021, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Goldman Sachs as set forth in its written opinion, the Merger Consideration was fair, from a financial point of view, to the holders of the Shares (other than Parent and its affiliates). For more information, see the section entitled “The Merger — Opinion of the Special Committee’s Financial Advisor” beginning on page 25.

•	The fact that the consideration consists solely of cash, which will provide certainty of value and liquidity to the Company’s shareholders, while eliminating long-term business and execution risk.
•
Based on their review of the Company’s strategic alternatives, the sale process overseen by the Special Committee and undertaken by the Company’s financial advisor and the negotiations conducted, including that the Merger Agreement was the product of extensive, arm’s-length negotiations in a competitive sale process, and taking into account the advice of the Company’s financial and legal advisors, the Special Committee’s and the Board’s belief that the US$17.05 per-share Merger Consideration was the highest price per Share that Parent was willing to pay and was the best price reasonably attainable for the Shares, that the proposed transaction had a relatively high degree of certainty of consummation and that the terms and conditions of the Merger Agreement were the most favorable to the Company and its shareholders to which Parent would be willing to agree.

•
The availability of appraisal rights under the Bermuda Companies Act to the Company’s registered shareholders who do not vote in favor of the Merger Proposal, which rights provide such shareholders with the opportunity, at the appropriate time, to apply to the Bermuda Court to appraise the fair value of their Shares.

•
The support of the Merger by BBAM and certain large shareholders of the Company, and including that BBAM agreed to the Special Committee’s requests regarding the termination of the Management Agreement, entry into the sub-servicing arrangements, and assumption of the Company’s rights and obligations under the AirAsia Group arrangements.

•
The fact that the Merger was recommended by the Special Committee, which is comprised solely of independent and disinterested directors who (i) are not employees of the Company or any of its subsidiaries, (ii) are not affiliated with BBAM or its affiliates, and (iii) have no financial interest in the Merger that is different from that of the Company’s unaffiliated shareholders, other than as discussed below under the heading “Summary Term Sheet — Interests of the Company’s Officers and Directors and BBAM in the Merger” beginning on page 11.

•
The directors’ view that, despite the Termination Fee payable to Parent under certain circumstances, the terms of the Merger Agreement would be unlikely to deter third parties from making an unsolicited Superior Proposal, and that the Company may terminate the Merger Agreement in order to enter into an Alternative Acquisition Agreement that the Board determines to be a Superior Proposal, subject to certain conditions.

•	The other terms of the Merger Agreement, including:
•
The belief that the Termination Fee of US$15.6 million, or approximately 3.0% of the aggregate equity value of the transaction or approximately 0.66% of the aggregate enterprise value of the transaction, is reasonable in light of, among other things, the benefits of the Merger to the Company’s shareholders, the typical size of such fees in similar transactions and the likelihood that a fee of such size would not be preclusive or unreasonably restrictive of other offers;

•	The limited termination rights available to Parent;
•
The obligation of Parent to use its reasonable best efforts to take all actions and do all things necessary, proper or advisable to obtain applicable antitrust and other regulatory approvals, including making divestitures;

•	The fact that Parent’s obligation to complete the Merger is not subject to receipt of financing or to any other financing-related condition;
•
The Company’s rights to obtain an injunction, specific performance and other equitable relief to cause Parent and Merger Sub to consummate the Merger under certain circumstances, and the fact that Parent provided the Limited Guarantee to support its obligations under the Merger Agreement;

•
The inclusion of provisions that permit the Board, under certain circumstances and subject to certain conditions, to withdraw, qualify or modify its recommendation that the Company’s shareholders approve and adopt the Merger Agreement due to an Intervening Event or a Superior Proposal; and

•
The other terms and conditions of the Merger Agreement, as discussed in the section entitled “The Agreement and Plan of Merger — Conditions to Completion of the Merger ” beginning on page 52, which the Special Committee and the Board, after consulting with the Company’s legal advisor, considered to be reasonable.

The Special Committee and the Board also considered and balanced against the potentially positive factors a number of countervailing factors, including uncertainties, risks and other potentially negative factors, in its deliberations concerning the Merger and the other Transactions contemplated by the Merger Agreement and the Statutory Merger Agreement, which are not intended to be exhaustive and are not presented in any relative order of importance:
•
The fact that the Company’s shareholders will have no ongoing equity participation in the Company following the Merger, and that shareholders would forego the opportunity to participate in the potential future earnings or growth of the Company, if any;

•	The fact that, under specified circumstances, the Company may be required to pay a Termination Fee in the event the Merger Agreement is terminated and the effect this could have on the Company;
•
The fact that, while the Special Committee and the Board expect the Merger to be consummated if the Merger Proposal is approved by the Company’s shareholders, there can be no assurance that all conditions to the parties’ obligations to consummate the Merger, including the receipt of regulatory approvals, will be satisfied on a timely basis, or at all;

•
The significant costs involved in connection with entering into and completing the Merger and the substantial time and effort of management required to consummate the Merger, which could disrupt the Company’s business operations;

•	The fact that the announcement and pendency of the Merger, or the failure to complete the Merger, may cause substantial harm to the Company’s relationships with its lenders and customers;
•
The restrictions in the Merger Agreement on the Company’s ability to actively solicit competing bids to acquire it and to entertain other Acquisition Proposals unless certain conditions are satisfied; and

•
The restrictions on the Company’s conduct of business prior to completion of the Merger, which could delay or prevent the Company from undertaking business opportunities that may arise or taking other actions with respect to its operations during the pendency of the Merger, whether or not the Merger is completed.

The Special Committee and the Board were also aware of the fact that the members of the Board, the officers of the Company, as well as BBAM, have interests with respect to the Merger that are, or may be, different from, or in addition to, those of shareholders generally. The Special Committee and the Board were made aware of and considered these interests. Please see “Summary Term Sheet — Interests of the Company’s Officers and Directors and BBAM in the Merger” beginning on page 11 for additional information.
After taking into account all of the factors set forth above, as well as others, the Special Committee and the Board concluded that the potential benefits of the Merger to the Company and its shareholders outweighed the risks, uncertainties, restrictions and potentially negative factors associated with the Merger.
The foregoing discussion of factors considered by the Special Committee and the Board is not intended to be exhaustive, but summarizes the material factors considered by the Special Committee and the Board, including the substantive and procedural factors considered by the Special Committee and the Board discussed above. In light of the variety of factors considered in connection with their evaluation of the Merger, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Moreover, each director applied his or her own personal business judgment to the process and may have given different weight to different factors. The Special Committee and the Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support their ultimate determinations. The Special Committee and the Board based their recommendations on the totality of the information presented, including thorough discussions with, and questioning of, the Company’s senior management and outside financial advisor and counsel. It should be noted that this explanation of the reasoning of the Special Committee and the Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Special Note Regarding Forward-Looking Statements” beginning on page 66.
Our Board recommends that you vote “FOR” the Bye-Law Proposal, “FOR” the Merger Proposal, and “FOR” the Adjournment Proposal.
Opinion of the Special Committee’s Financial Advisor
Goldman Sachs rendered its opinion to the Special Committee that, as of March 27, 2021 and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated March 27, 2021, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E and is incorporated into this proxy statement by reference in its entirety. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Special Committee in connection with its consideration of the Merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Shares should vote with respect to the Merger Proposal or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•	the Merger Agreement;
•	Annual Reports on Form 20-F of the Company for the five years ended December 31, 2020;
•	reports on Form 6-K of the Company;
•	certain publicly available research analyst reports for the Company; and
•
certain internal financial analyses and forecasts for the Company prepared by management of the Company, as approved for Goldman Sachs’ use by the Special Committee, referred to in this section as the “Forecasts,” and described further in the section of this proxy statement entitled “Certain Forecasts.”

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the aircraft leasing industry and other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.
For purposes of rendering this opinion, Goldman Sachs, with the Special Committee’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Special Committee’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Special Committee. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the expected benefits of the Merger in any way meaningful to its analysis. Goldman Sachs has also assumed that the Merger will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Merger or the relative merits of the Merger as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the Merger Consideration to be paid to the holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Merger or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger, including, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Merger, whether relative to the Merger Consideration to be paid to the holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion also does not address any view on, and does not address, the terms, aspects or implications of (a) the Sub-Servicing Agreement or the transactions contemplated thereby, pursuant to which, subject to and conditioned upon the occurrence of the effectiveness of the Merger, (i) the Management Agreement shall be terminated, (ii) subject to Section 42 of the Bermuda Companies Act, the Manager Shares will be automatically redeemed for their par value in accordance with the terms of the Sub-Servicing Agreement and bye-law 4.3 of the existing bye-laws of the Company and, upon such redemption, all Manager Shares shall be cancelled and shall not be re-issued, (iii) the Manager will receive the Change of Control Fee and Manager Termination Fee it is entitled to receive pursuant to the Management Agreement, less US$1,000,000, and (iv) an affiliate of Parent will provide administrative and management services with respect to certain aviation assets owned directly or indirectly by the Company, or (b) the Assignment and Assumption of Contracts or the transactions contemplated thereby, pursuant to which Fly Aladdin will assign to BBAM Elevate all of its rights, title and interests in and to, and BBAM Elevate will assume all of Fly Aladdin’s rights, title and interests in and to, and obligations under, the Assigned Contracts, on the term and conditions set forth therein. Goldman Sachs assumed, with the Special Committee’s consent, that such transactions occurred prior to and independently of the Merger. Goldman Sachs does not express any opinion as to the prices at which the Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent or the Merger, or as to the impact of the Merger on the solvency or viability of the Company or Parent, or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs. In addition, Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the Special Committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 26, 2021, the last trading day before the announcement of the Merger, and is not necessarily indicative of current market conditions.
Historical Stock Trading
Goldman Sachs reviewed the Merger Consideration in relation to (i) the closing trading price per Share on March 26, 2021, (ii) the volume weighted average price (the “VWAP”) per Share for the 30-trading day and 60-trading day periods ended March 26, 2021, and (iii) the highest closing trading price per Share for the 52-week period ended March 26, 2021 (the “52 Week High”).
This review indicated that the Merger Consideration of US$17.05 per Share represented:
•	a premium of 29% based on the closing trading price of US$13.25 per Share on March 26, 2021;
•	a premium of 43% based on the 30-Day VWAP of US$11.92 per Share;

•	a premium of 58% based on the 60-Day VWAP of US$10.80 per Share; and
•	a premium of 21% based on the 52 Week High of US$14.08 per Share.
Selected Companies Analysis
Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for the Company and the following publicly traded corporations in the aircraft leasing industry (collectively referred to as the selected companies):
•	Air Lease Corporation
•	AerCap Holdings N.V.
Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.
Based on information it obtained from public filings and market data as of March 26, 2021, Goldman Sachs calculated the average of the price to book value multiples for each of the Company and the selected companies from January 1, 2021 to March 26, 2021 and over periods of one year, three years and five years prior to March 26, 2021, as well as over a designated “pre-COVID” period of March 23, 2016 to February 21, 2020.
The following table presents the results of this analysis:
Average Price/Book Value Multiple
	5Y	Pre-COVID(1)	3Y	1Y	YTD
Company	0.60x	0.68x	0.54x	0.29x	0.42x
AerCap Holdings N.V	0.78x	0.86x	0.71x	0.49x	0.71x
Air Lease Corporation	0.93x	1.01x	0.82x	0.65x	0.85x
(1)	Pre-COVID reflects period from March 23, 2016 to February 21, 2020.
Illustrative Dividend Discount Analysis
Using the Forecasts, Goldman Sachs performed an illustrative dividend discount analysis on the Company to determine a range of equity values for the Company’s fully diluted Shares.
Using discount rates ranging from 14.50% to 16.50%, reflecting estimates of the Company’s cost of equity, a mid-year convention for the payment of dividends, and a full year discount convention for the calculation of terminal values, Goldman Sachs derived a range of illustrative equity values for the Company by discounting to present value as of December 31, 2020 (a) the estimated dividend streams for the Company for the period 2021 through 2025 as reflected in the Forecasts and (b) a range of terminal values for the Company as of December 31, 2025. Goldman Sachs calculated a range of terminal values for the Company by applying price to book value multiples ranging from 0.40x to 0.70x to the Company’s estimated 2025 book value of equity set forth in the Forecasts, which implied perpetuity growth rates of dividends between (5.0)% and 4.3%, assuming a 100% dividend payout ratio of estimated 2025 net income, as reflected in the Forecasts. Goldman Sachs derived such discount rates by application of the capital asset pricing model, which requires certain Company-specific inputs, including a beta for the Company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs selected the terminal value multiples based on its professional judgment and experience taking into account the Forecasts, price to book value multiples calculated by Goldman Sachs for the Company and the selected companies using financial and trading data as of March 26, 2021, as described above under “Selected Companies Analysis”.
Goldman Sachs divided the range of illustrative equity values by the implied total number of fully diluted Shares outstanding as of March 27, 2021, calculated using information provided by management of the Company and the treasury stock method, to derive an implied per Share equity value range of US$10.95 to US$13.79 per Share.
Illustrative Present Value of Future Share Price Analysis
Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per Share. For this analysis, Goldman Sachs used the Forecasts for each of the fiscal years 2021 to 2023.

Goldman Sachs first calculated the implied equity value of the Company as of December 31 of each of 2021 to 2023 by multiplying the estimated book value of the Company’s equity as of such date (using the Forecasts as provided by management of the Company) by an illustrative range of price to book value multiples of 0.40x to 0.70x. These illustrative multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account price to book value multiples calculated by Goldman Sachs for the Company and the selected companies using financial and trading data as of March 26, 2021, as described above under “Selected Companies Analysis”. Goldman Sachs then divided these implied equity values by the implied total number of fully diluted Shares outstanding, calculated using information provided by management of the Company and the treasury stock method, to determine implied equity values per Share of the Company as of December 31, 2021, 2022, and 2023. Goldman Sachs then discounted these implied equity values per Share to December 31, 2020, using a discount rate of 15.50%, reflecting an estimate of the Company’s cost of equity. Goldman Sachs derived such discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for the Company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then added to such implied present values the aggregate dividends per Share of the Company estimated to be paid by the Company in each of the fiscal years 2021 to 2023, as set forth in the Forecasts, discounted to December 31, 2020 using a mid-year convention and the aforementioned discount rate of 15.50%. These analyses resulted in a range of implied present values of US$8.12 to US$14.21 per Share.
Selected Transactions Analysis
Goldman Sachs analyzed certain publicly available information relating to certain acquisition transactions announced since December 3, 2012 involving target companies in the aircraft leasing industry. Using publicly available information, for each of the selected transactions, Goldman Sachs calculated, among other information, price as a multiple of book value as disclosed in public company filings and other publicly available information. The selected transactions and the price to book value multiples calculated for the transactions are set forth below:
Announced	Acquiror	Target	Price / Book
December 3, 2012	Onex	Fly Leasing Limited/BBAM	0.67x
June 6, 2013	Marubeni Corporation	Aircastle Limited	0.96x
December 16, 2013	Aercap Holdings N.V.	ILFC	0.69x
August 7, 2015	EQT	Nordic Aviation Capital	1.90x
September 3, 2015	Bohai Leasing Co., Ltd	Avolon	1.66x
October 6, 2016	Avolon	CIT Aviation	1.20x
April 24, 2017	Dubai Aerospace Enterprise Ltd.	AWAS	1.17x
September 9, 2017	Tokyo Century Corporation	Aviation Capital Group	NA
August 8, 2018	Orix Aviation Systems, Ltd.	Avolon	0.97x
December 8, 2018	Macquarie Rotorcraft Leasing	Waypoint Leasing	0.43x
September 9, 2019	Tokyo Century Corporation	Aviation Capital Group	NA
November 6, 2019	Aircastle Limited	Marubeni Corporation / Mizuho Leasing	1.20x
March 10, 2021	AerCap Holdings N.V.	GE Capital Aviation Services (“GECAS”)	0.88x(1)
(1)	Multiple represents Enterprise Value / Assets.
While none of the selected transactions are directly comparable to the Merger, the transactions were chosen because they involve transactions that, for the purposes of Goldman Sachs’ analysis, may be considered similar to the Merger. Moreover, each of these transactions (with the exception of AerCap / GECAS) predates the COVID-19 pandemic and therefore do not reflect the effect of the pandemic on the aircraft leasing industry.
Based on the results of the foregoing calculations and Goldman Sachs’ review of the various transactions and its professional judgment and experience, Goldman Sachs applied a reference range of price to book value multiples of 0.79x to 1.20x (representing the 25th and 75th percentiles) to the Company’s estimated book value as of December 31, 2020 of US$789 million based on information obtained from the Company’s Annual Report on

Form 20-F for the year ended December 31, 2020, to derive a range of implied equity values for the Company. Goldman Sachs divided the result by the implied total number of fully diluted Shares outstanding as of March 27, 2021, calculated using information provided by management and the treasury stock method, to derive a range of implied values per Share of US$20.45 to US$31.06.
General
The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Parent or the Merger.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company’s Special Committee as to the fairness from a financial point of view, as of the date of the opinion, to the holders of Shares (other than Parent and its affiliates) of the Merger Consideration to be paid to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
The Merger Consideration was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board following the recommendation of the Special Committee. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Special Committee or that any specific amount of consideration constituted the only appropriate consideration for the Merger.
As described above, Goldman Sachs’ opinion to the Company’s Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex E.
Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including BBAM, GIC, Onex Corporation (“Onex”, which, together with affiliates of GIC and Summit, owns BBAM), the Carlyle Group and any of their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the Merger. Goldman Sachs acted as financial advisor to the Special Committee in connection with, and have participated in certain of the negotiations leading to, the Merger. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. During the two-year period ended March 27, 2021, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to the Company and/or its affiliates of approximately US$300,000. Goldman Sachs has provided certain financial advisory and/or underwriting services to BBAM and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner to Horizon Aircraft Finance III Limited and Horizon Aircraft Finance III LLC, companies that are serviced by BBAM, with respect to their offering of aircraft asset-backed securities (aggregate principal amount US$440 million) in October 2019. During the two-year period ended March 27, 2021, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to BBAM and/or its affiliates of approximately US$300,000. Goldman Sachs has also provided certain financial advisory and/or underwriting services to Onex and/or its affiliates and portfolio companies from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to BrightSpring Health Services, a former portfolio company of Onex, in connection with its sale in March 2019, as financial advisor to Carestream Health Inc., a portfolio company of Onex, in connection with the sale of its healthcare information system business in August 2019, as joint bookrunner with respect to the public offering of 4.50% Senior Secured Notes due 2026 (aggregate principal amount US$700 million) of Camelot Finance SA, an affiliate of Clarivate Plc (“Clarivate”), a portfolio company of Onex, in October 2019, as joint lead arranger with respect to a bank loan facility (aggregate principal amount US$360 million) of Clarivate, in February 2020, and as joint bookrunner for the public offering of 32,000,000 common shares of SIG Combibloc Group AG, a portfolio company of Onex, in August 2020. Goldman Sachs has also provided certain financial advisory and/or underwriting services to GIC and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as joint lead agent with respect to a bank loan (aggregate principal amount US$200 million) to US Anesthesia Partners, a portfolio company of GIC, in June 2019, as financial advisor to Acuris, a former portfolio company of GIC, in connection with its sale in July 2019, as joint lead arranger with respect to a bridge loan (aggregate principal amount US$4.5 billion) to London Stock Exchange Group Plc, a portfolio company of GIC, in November 2019, as joint bookrunner in connection with the public offering of 11,161,083 shares of Class A Common Shares of TradeWeb LLC, a portfolio company of GIC, in April 2020, and as joint bookrunner with respect to the public offering of the 6.75% Senior Unsecured Notes due 2025 (aggregate principal amount US$270 million) of Alight Solutions, LLC, a portfolio company of GIC, in July 2020. Goldman Sachs has also provided, may currently be providing and may in the future provide certain financial advisory and/or underwriting services to the Government of Singapore, the parent of GIC, and/or its agencies, and instrumentalities and their respective affiliates from time to time for which Goldman Sachs’ Investment Banking Division has recognized, and may recognize, compensation. Goldman Sachs has also provided certain financial advisory and/or underwriting services to Carlyle and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as sole bookrunner with respect to an asset securitization (aggregate principal amount US$355 million) for Carlyle in June 2019, as joint bookrunner with respect to an asset securitization (aggregate principal amount US$540 million) for Carlyle in October 2019, and as sole bookrunner with respect to an asset securitization (aggregate principal amount US$450 million) for Carlyle in February 2020. Goldman Sachs may also provide certain financial advisory and/or underwriting services to Carlyle and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division may receive compensation, including advisory services with respect to debt investor strategy and financing transactions in an agency or principal capacity. In this regard, following the public announcement of the Merger, Carlyle contacted Goldman Sachs with respect to its potential participation in an aircraft sale lease back financing (aggregate principal amount $500,000,000) that would be unrelated to the Company or the Merger. Goldman Sachs has also provided certain financial advisory and/or underwriting services to the Carlyle Group and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the offering of 3.50% Notes due 2029 (aggregate principal amount US$425 million) of the Carlyle Group in September 2019, as joint bookrunner with respect to the offering of 38,000,000 shares of common stock of PPD, Inc., a portfolio company of the Carlyle Group, in September 2020, and as joint bookrunner with respect to the offering of Notes due 2025 (aggregate principal amount US$750 million) to Veritas Software Corporation, a portfolio company of the Carlyle Group, in November 2020. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, BBAM, GIC, Onex, Carlyle, the Carlyle Group and their respective affiliates and, as applicable, portfolio companies for which Goldman Sachs’ Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Onex, GIC, the Carlyle Group and their affiliates from time to time and may have invested in limited partnership units of affiliates of Onex, GIC and the Carlyle Group from time to time and may do so in the future.
The Special Committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Pursuant to an engagement letter, dated August 11, 2020, the Special Committee engaged Goldman Sachs to act as its financial advisor in connection with its consideration of various financial alternatives. The engagement letter among the Special Committee, the Company and Goldman Sachs provides for a transaction fee of

US$11,434,947, US$2 million of which became payable at announcement of the Merger, and the remainder of which is contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
Certain Forecasts
The Company does not generally make public financial forecasts or internal projections as to future performance, revenues, earnings or financial condition and is especially cautious of making financial forecasts because of the unpredictability of the underlying assumptions and estimates. However, as noted above, in connection with the evaluation of a possible transaction, the Company’s management prepared, and provided to the Special Committee, certain Forecasts based on Company management’s estimates of the Company’s future financial performance as of the date provided. These Forecasts were also provided to Goldman Sachs and, at the direction and with the approval of the Special Committee, Goldman Sachs relied on the Forecasts in performing its financial analyses for purposes of rending its opinion to the Special Committee. None of potential purchasers were provided with, or entitled to rely on, the Forecasts or any other financial projections.
The information and tables set forth below are included solely to give the Company’s shareholders access to relevant portions of the Forecasts and are not included in this proxy statement to influence any shareholder to vote their Shares in favor of the Merger Proposal or for any other purpose. No one has made or makes any representation to any shareholder regarding the information included in the Forecasts set forth below. The inclusion of this information in this proxy statement should not be regarded as an indication or representation that the Company’s Board, the Special Committee, their respective advisors or any other person considered, or now considers, such financial forecasts to be material or to be necessarily predictive of actual future results, and these forecasts should not be relied upon as such.
The Forecasts assume that the Company will continue as a standalone company and do not reflect the impact of the Merger and the related transactions (if they are completed). In addition, the Forecasts assume that the Company will adopt as a strategic alternative, as an alternative to the Merger, a program for the orderly liquidation of the Company’s portfolio. Therefore, the Forecasts assume, among other things, that all aircraft expected to be sold as of the date of the Forecasts were prepared will be sold on the timing expected as of such date, that all aircraft aged 15 years or older at the time of lease expiry will be sold rather than remarketed for lease, and that the Company will adopt a dividend policy providing that all excess cash flows be paid out to shareholders in dividends rather than reinvested in aircraft acquisitions. In addition, the Forecasts assume that certain of the Company’s assets will become impaired.
(US$ in millions)	Fiscal Year 2021	2022	2023	2024	2025
Projected Dividends	—	$115	$50	$40	$209
Projected Shareholders’ Equity	$715	$627	$604	$595	$428
Projected Net Income (Loss)	$(81)	$21	$20	$25	$35
Important Information About the Forecasts
The Forecasts were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (which we refer to as “GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The non-GAAP financial measures used in the Forecasts were approved by the Special Committee for the use by Goldman Sachs in connection with its opinion and were relied upon by the Special Committee and the Board in connection with their consideration of the Merger. SEC rules, which may otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to Goldman Sachs, the Special Committee or the Board in connection with a proposed business combination like the Merger if the disclosure is included in a document like this proxy statement. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not relied upon by Goldman Sachs for purposes of its opinion or by the Special Committee or the Board in connection with their consideration of the Merger Agreement, the Mergers and the transactions contemplated thereby. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Forecasts to the relevant GAAP financial measures. In addition, the Forecasts were not prepared with a view towards complying with GAAP. The Forecasts may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger.
While the Forecasts are presented with numerical specificity, the Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Further, given that the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important factors that may affect actual results and may result in such projections not being achieved include the factors identified under “Risk Factors” in Part I, Item 3 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and updated in subsequent reports filed by the Company with the SEC. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the aircraft leasing industry, and the risks and uncertainties described in the section “Special Note Regarding Forward-Looking Statements,” all of which are difficult or impossible to predict accurately and many of which are beyond our control. The Forecasts also reflect assumptions by the Company’s management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may differ, and may differ materially, from those shown. The inclusion of the Forecasts in this proxy statement should not be regarded as an indication that any of the Company, Parent, Goldman Sachs or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such. None of the Company, Parent, Goldman Sachs or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Forecasts. Neither the Company nor Goldman Sachs nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that forecasted results will be achieved.
The Forecasts should be evaluated in conjunction with the historical financial statements and other information contained in the Company’s public filings with the SEC. The Forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the Merger. Further, the Forecasts do not take into account the effect of any failure of the Merger to be consummated and should not be viewed as accurate or continuing in that context.
In addition, the Forecasts have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this proxy statement, and except as required by applicable securities laws, the Company does not intend to update or otherwise revise the Forecasts or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.
The Forecasts were prepared by, and are the responsibility of, the Company’s management. The Forecasts have not been audited. Neither the independent registered public accounting firm of the Company nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Forecasts contained herein, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the independent accounting firm of the Company assumes no responsibility for, and disclaim any association with, the Forecasts.
Effects on the Company If the Merger Is Not Completed
If the Merger Proposal is not approved by the shareholders or if the Merger is not completed for any other reason, our shareholders will not receive any payment for their Shares in connection with the Merger. Instead, the Company will remain a publicly traded company and the Shares will continue to be registered under the

Exchange Act and listed and traded on NYSE, provided that the Company continues to meet its listing requirements. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of the Shares. Accordingly, if the Merger is not completed, we cannot assure you as to the effect of these risks and opportunities on the future value of the Shares, including the risk that the market price of the Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed.
Under certain circumstances specified in the Merger Agreement, the Company may be required to pay Parent a Termination Fee of US$15.6 million. See “The Agreement and Plan of Merger — Termination Fee” beginning on page 54 for additional information.
If the Merger is not completed, the Board will, from time to time, evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate, and continue to seek to identify strategic alternatives to enhance shareholder value. If the Merger Proposal is not approved by the shareholders or if the Merger is not completed for any other reason, we cannot assure you that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely affected.
Financing of the Merger
Parent represented to the Company in the Merger Agreement that it has, and will have available to it as of the Effective Time, all funds necessary for the payment of the aggregate amount of the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions. While Parent may obtain debt financing for a portion of the required funds to consummate the Merger, the completion of the Merger is not subject to any financing condition.
Limited Guarantee
In connection with the Transactions contemplated by the Merger Agreement, the Guarantors entered into the Limited Guarantee with the Company, pursuant to which the Guarantors severally (and not jointly or jointly and severally) absolutely, unconditionally and irrevocably guaranteed to the Company, subject to certain conditions, to fund the Merger Consideration and the other Closing payment obligations of Parent under the Merger Agreement, as well as certain other expenses set forth in the Merger Agreement.
Voting and Support Agreements
Concurrently with the execution and delivery of the Merger Agreement, each Supporting Shareholder entered into Voting Agreements with Parent, pursuant to which each Supporting Shareholder agreed, during the term (and subject to the terms and conditions) of the applicable Voting Agreement, to vote all of its Shares in favor of the Merger, the adoption of the Merger Agreement and the Statutory Merger Agreement (each as they may be amended from time to time) and the other Transactions contemplated in the Merger Agreement and the Statutory Merger Agreement and against (i) any Acquisition Proposal, (ii) any proposal for any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of all or substantially all of the assets of the Company or other business combination between the Company and any other person (other than the Merger), or (iii) any other action, including any amendment or other change to the Company’s memorandum of association or the existing bye-laws of the Company and any other material change in the Company’s corporate structure or business as currently carried on, that would impede, interfere with, delay, postpone or adversely affect the Merger or any of the Transactions contemplated by the Merger Agreement, the Statutory Merger Agreement or the Voting Agreement or any transaction that results in a breach of any covenant, representation or warranty or other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement. Each of the Supporting Shareholders have also agreed to waive and not exercise or assert any rights of appraisal or rights to dissent from the Merger that it may have. Under the Voting Agreements, both Parent and, from and after the Closing until the date that is three years from the Closing, the Company have agreed to indemnify each of the Supporting Shareholders for claims or losses arising out of the execution, performance and delivery of the Voting Agreements, in each case, on the terms and conditions set forth therein.
The Voting Agreements will terminate upon the earliest to occur of the following: (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the amendment of the Merger Agreement, without the prior written consent of the Supporting Shareholder, in a manner that is adverse to the

Supporting Shareholder (including with respect to the reduction of or the imposition of any restriction on the Supporting Shareholder’s right to receive the Merger Consideration, or any reduction in the amount or change in the form of the Merger Consideration), (d) the Board (at the recommendation of the Special Committee) having effected an Adverse Recommendation Change in accordance with the terms of the Merger Agreement, (e) the Company having amended, modified or supplemented in any manner, or waived any provision of, any voting agreement with any of the other shareholders of the Company without concurrently amending, modifying or supplementing, or waiving the applicable provisions of the Voting Agreement if such amendment, modification, supplement or waiver is beneficial to the Supporting Shareholder and (f) written notice of termination of the Voting Agreement by Parent to the Supporting Shareholder.
In addition, AirAsia Group, which owns approximately 10.9% of the total issued and outstanding Shares entitled to vote as of May 3, 2021, has agreed to vote its Shares in favor of any proposal recommended by the Board for approval by Company shareholders.
Form of Merger
At the Effective Time, Merger Sub will merge with and into the Company, the corporate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Company. The Surviving Company will continue to conduct business which was conducted by the Company following the Merger and will be wholly-owned by Parent. If the Merger is completed, the Surviving Company will cease to be a publicly traded company.
Merger Consideration
If the Merger Proposal is approved by the Required Merger Proposal Vote and the Merger is consummated, then subject to the terms and conditions of the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time shall be converted automatically into and shall thereafter represent the right to receive the Merger Consideration equal to US$17.05 in cash, without interest, subject to deduction for any required withholding tax, other than (i) Excluded Shares and (ii) Dissenting Shares.
Payment of the Merger Consideration to holders of Shares entitled thereto is conditioned on the Merger being completed and will be made by a paying agent with funds from Parent. See “The Agreement and Plan of Merger — Exchange Procedures” beginning on page 42 for additional information.
Effective Time
The parties will file an application with the Registrar of Companies in Bermuda (the “Registrar”) to register the Merger and the Surviving Company pursuant to the Bermuda Companies Act, and request in the application that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed upon by the Company and Parent as set forth in the Merger Application. The Merger will become effective upon the issuance of the Certificate of Merger or at a later time as agreed by Parent, Merger Sub and the Company and specified in the Certificate of Merger.
Delisting and Deregistration of the ADSs
If the Merger is completed, the ADSs will be delisted from NYSE and deregistered under the Exchange Act.
Regulatory Matters
Completion of the Merger is further subject to receipt of notification of clearance and/or approval from the Ethiopian Trade Competition and Consumer Protection Authority. In accordance with the Merger Agreement, both the Company and Parent will cooperate to make any such required filings and obtain any required approval under the antitrust laws of Ethiopia.

The Company does not believe that any material federal, national, provincial, local or state, whether domestic or foreign, regulatory approvals, filings or notices are required in connection with the Merger other than the approvals, filings or notices required under the U.S. federal securities laws and the rules and regulations of the NYSE, the rules of FINRA, the filing with the Registrar to register the Merger pursuant to the Bermuda Companies Act, the approval of the Bermuda Monetary Authority to permit Parent to become the sole owner of the issued share capital of the Surviving Company and the filings and approval under the antitrust laws of Ethiopia.

CAPITAL STOCK AND DIVIDEND INFORMATION
The shares of the Company currently trade on NYSE under the symbol “FLY.” As of the close of business on May 3, 2021, the Record Date, there were 30,481,069 Shares outstanding and entitled to vote.
The following table sets forth the high and low sales prices per Share on NYSE for the periods indicated.
	Price per Share
	High (US$)	Low (US$)
Fiscal Year Ended December 31, 2019
First Quarter	US$13.93	US$10.42
Second Quarter	17.66	13.85
Third Quarter	22.11	16.38
Fourth Quarter	23.21	18.90
Fiscal Year Ending December 31, 2020
First Quarter	US$19.70	US$3.41
Second Quarter	11.30	4.58
Third Quarter	9.71	5.64
Fourth Quarter	10.95	5.88
Fiscal Year Ending December 31, 2021
First Quarter	US$17.02	US$9.11
Second Quarter (through May 6, 2021)	16.74	16.99
The high and low bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.
The Merger Consideration of US$17.05 per Share represents approximately a 29% premium over the closing price per Share on March 26, 2021, the last trading day prior to the date that the Company entered into the Merger Agreement, and approximately a 43% premium over the volume-weighted average share price during the thirty trading days prior to March 27, 2021.
Dividend Policy
The Company does not expect to declare or pay any further dividends prior to the Merger, and under the terms of the Merger Agreement, is prohibited from so doing without prior written consent of Parent.

THE SPECIAL MEETING
Time, Place and Purpose of the Special Meeting
This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by the Board for use at the special meeting to be held on June 10, 2021 at the Company’s offices at West Pier Business Campus, Dun Laoghaire, County Dublin A96 N6T7, Ireland, at 10:00 a.m., local time, or at any adjournment thereof.
At the special meeting, holders of the Shares will be asked to vote upon the Bye-Law Proposal and the Merger Proposal, and may be asked to vote on the Adjournment Proposal.
The Bye-Law Proposal requires that the Company obtain the Required Bye-Law Proposal Vote and the Merger Proposal requires that the Company obtain the Required Merger Proposal Vote. If our shareholders fail to approve the Merger Proposal, the Merger will not occur. A copy of the form of new bye-law 73, as approved by the Board is attached as Annex A to this proxy statement, which we encourage you to read carefully in its entirety. A copy of the Merger Agreement is attached as Annex B to this proxy statement, which we encourage you to read carefully in its entirety.
Record Date and Quorum
We have fixed the close of business in New York City, NY, USA on May 3, 2021, as the Record Date for the special meeting, and only registered shareholders of the Shares on the Record Date are entitled to vote at the special meeting. You are entitled to receive notice of, and to vote at, the special meeting if you own Shares at the close of business on the Record Date. On the Record Date, 30,481,069 Shares were issued and entitled to vote. Each Share entitles its holder to one vote on all matters properly coming before the special meeting.
The presence, in person, of two or more persons representing in person or by proxy in excess of 25% of the total issued voting shares of the Company is necessary to constitute a quorum for the transaction of business at the special meeting. If the Bye-Law Proposal is not approved, then the quorum requirement for the purposes of voting on the Merger Proposal at the special meeting will be higher and will require the presence, in person, of two or more persons representing in person or by proxy in excess of 33 1/3% of the total issued and outstanding shares of the Company. If the Bye-Law Proposal is approved, then a quorum for the purposes of voting on the Merger Proposal will only require the presence, in person, of two or more persons representing in person or by proxy in excess of 25% of the total issued voting shares of the Company. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned.
Attendance
Shareholders are invited to attend the special meeting in person.
Vote Required
Approval of the Bye-Law Proposal requires that the Company obtain the Required Bye-Law Proposal Vote. Approval of the Merger Proposal requires that the Company obtain the Required Merger Proposal Vote.
In the aggregate, approximately 12.2% of the total issued and outstanding Shares entitled to vote as of May 3, 2021 entered into Voting Agreements with Parent, concurrently with the Merger Agreement, pursuant to which each Supporting Shareholder has agreed to vote all of its Shares in favor of the adoption of the Merger Proposal and the Bye-Law Proposal. In addition, AirAsia Group, which owns approximately 10.9% of the total issued Shares entitled to vote as of May 3, 2021, has agreed to vote its Shares in favor of any proposal recommended by the Board for approval by Company shareholders.
The Adjournment Proposal requires approval of holders of the majority of the votes cast by the shareholders of the Company present and voting in person or by proxy.
For each proposal, you may vote “FOR”, “AGAINST” or “ABSTAIN”.
The Depositary is the record holder of all our Shares. The Depositary will not vote any Shares except pursuant to and in accordance with written instructions from holder of the ADSs represented by such Shares. This proxy statement and proxy card have been sent directly to the Depositary by the Company. The Depositary will vote the Shares for which it has received voting instructions either by submitting a proxy card provided to it by the Company or attending the special meeting.

If your ADSs are registered directly in your name with the Depositary or our transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those ADSs, the “registered shareholder”. This proxy statement and voting instructions have been forwarded to you by the Depositary.
If your ADSs are held through a bank, brokerage firm or other nominee, you are considered the “beneficial owner” of the ADSs held in “street name”. In that case, this proxy statement has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those ADSs, the registered shareholder. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee how to vote your ADSs by following their instructions for voting. Your bank, brokerage firm or other nominee will forward those instructions to the Depositary, who will vote the Shares represented by those ADSs.
If you hold ADRs, these proxy materials have been forwarded to you by the Depositary. Because each ADR represents one Share, you have the right to direct the Depositary, subject to the terms of the Deposit Agreement, on how to vote the Shares represented by your ADRs by following the instructions for voting on your proxy card.
Under the rules of NYSE, banks, brokerage firms or other nominees who hold Shares in street name for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms or other nominees are precluded from exercising their voting discretion with respect to approving non-routine matters, such as each of the proposals to be voted on at the special meeting. A “broker non-vote” occurs on an item when (i) a broker, nominee or intermediary has discretionary authority to vote on one or more proposals to be voted on at a meeting of shareholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the broker, nominee or intermediary with such instructions. Because none of the proposals to be voted on at the special meeting are expected to be routine matters for which brokers may have discretionary authority to vote, the Company does not expect there to be any broker non-votes at the special meeting. Banks, brokers and other nominees will send instructions to shareholders for whom they hold Shares on how they can instruct the banks, brokers or other nominees to vote on these proposals. If no voting instructions are provided, banks, brokers and other nominees will not vote those Shares on these proposals, and such Shares will not count for purposes of establishing a quorum.
With respect to any proposal, (a) abstentions and broker non-votes, if any, will be counted for purposes of determining a quorum, and (b) abstentions and broker non-votes, if any, are not considered as votes cast and will not be counted toward the vote total and therefore will have no effect on the outcome of a proposal.
If you are a registered shareholder or holder of ADRs, you may instruct the Depositary on how to vote the Shares represented by your ADSs on matters presented at the special meeting in any of the following ways:
By Internet: Access www.voteproxy.com and follow the on-screen instructions or before 1:00 p.m. (New York City time) on June 7, 2021. Have the voting card provided by the Depositary available when you access the webpage.
By Telephone: Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions or before 1:00 p.m. (New York City time) on June 7, 2021. Have the voting card provided by the Depositary available when you call.
By Mail: Complete, sign and return the voting card in the postage-paid envelope provided with this proxy statement so that your vote is received on or before 1:00 p.m. (New York City time) on June 7, 2021. The Depositary will vote your Shares according to your directions. If you sign and return your voting card without specifying choices, the Depositary will vote the Shares represented by your ADSs “FOR” the proposals set forth in this proxy statement.
If you are a beneficial owner, you will receive instructions from your bank, brokerage firm or other nominee that you must follow in order to have the Shares represented by your ADSs voted. Those instructions will identify which of the above choices are available to you in order to have the Shares represented by your ADSs voted.
Please note that if you are a beneficial owner of ADSs or owner of ADRs and wish to vote in person at the special meeting, you must provide a legal proxy from the Depositary and, if applicable, your bank, brokerage firm or other nominee.

Please do not send in your share certificates with your proxy card. When the Merger is completed, you will receive written instructions, including a letter of transmittal, which will explain to you how to exchange your Shares for the Merger Consideration.
If you have any questions or need assistance voting your Shares, please call Georgeson LLC toll-free at 1-888-877-5360 or outside the U.S. at +1-781-575-2137, or contact the Company’s investor relations agent Matt Dallas at 203-769-5916 or ir@flyleasing.com.
IT IS IMPORTANT THAT YOU SUBMIT VOTING INSTRUCTIONS FOR YOUR SHARES PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED VOTING CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE.
Proxies and Revocation
If you are a registered shareholder, you have the right to change your voting instructions at any time before 1:00 p.m. (New York City time) on June 7, 2021 by following the instructions provided by the Depositary. If you hold your Shares in street name, you may submit new voting instructions by contacting your bank, brokerage firm or other nominee. You may also vote in person at the special meeting if you obtain a legal proxy from the Depositary and, if applicable, your bank, brokerage firm or other nominee.
Adjournments
Although it is not currently expected, the special meeting may be adjourned by the chairman of the special meeting, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the special meeting to approve the Bye-Law Proposal and/or the Merger Proposal, with the consent of the special meeting at which a quorum is present, or if a quorum is not present at the special meeting. If the meeting is adjourned to the same day one week later or to a different date, time, or place announced at the meeting being adjourned, it is not necessary to give shareholders notice of the adjourned meeting other than by announcement at the meeting being adjourned. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow the Company’s shareholders who have already sent in their voting instructions to revoke them at any time prior to their use at the special meeting as adjourned, or such earlier deadline as may be set by the Depositary.
Anticipated Date of Completion of the Merger
We are working towards completing the Merger as quickly as possible and expect the Merger to close no later than the Termination Date. In order to complete the Merger, we must obtain the Required Merger Proposal Vote at the special meeting and the other closing conditions under the Merger Agreement must be satisfied or waived in accordance with the Merger Agreement.
Solicitation of Proxies
The Company and Parent will bear equally the costs and expenses incurred in connection with the filing, printing and mailing of this proxy statement to shareholders and the retention of any information agent or other service provider in connection with the Required Merger Proposal Vote. This proxy solicitation is being made by the Company on behalf of the Board. The Company has hired Georgeson LLC to assist in the solicitation of proxies. The Company has agreed to pay Georgeson LLC a fee of approximately $15,000 plus payment of certain fees and expenses for its services to solicit proxies. In addition to this mailing, proxies may be solicited by directors or officers of the Company or its affiliates in person or by telephone or electronic transmission. None of the directors or officers will be directly compensated for such services.
Questions and Additional Information
If you have more questions about the Merger or how to submit your voting instructions, or if you need additional copies of this proxy statement or the enclosed proxy card or voting instructions, please contact Georgeson LLC toll-free at +1-888-877-5360 or outside the U.S. at +1-781-575-2137, or contact the Company’s investor relations agent Matt Dallas at 203-769-5916 or ir@flyleasing.com.

THE AGREEMENT AND PLAN OF MERGER
This section of the proxy statement describes the material terms of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. This description is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex B, and is incorporated by reference into this proxy statement. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Merger. The following summary is included only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any factual information about the Company or its subsidiaries or affiliates. The representations, warranties and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub. In addition, such representations, warranties and covenants (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by (i) matters specifically disclosed in any reports filed by the Company with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (ii) confidential disclosures made to Parent and Merger Sub in the confidential disclosure letter delivered in connection with the Merger Agreement, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or its business. In addition, any such confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 20-F and other documents that the Company files with the SEC.
Structure of the Merger
At the Effective Time, Merger Sub will be merged with and into the Company on the terms and subject to the conditions set forth in the Merger Agreement and the Statutory Merger Agreement, and pursuant to Section 104H of the Bermuda Companies Act. As a result of the Merger, the separate existence of Merger Sub will cease, and the Company will be the Surviving Company of the Merger and a wholly-owned subsidiary of Parent. The Company, Parent and Merger Sub will (i) on or prior to the Closing date, execute and deliver the Statutory Merger Agreement, (ii) on or prior to the Closing date, cause an application for the registration of the Merger and the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar as provided under Section 108 of the Bermuda Companies Act and to be accompanied by the documents required by Section 108(2) and Section 108(3) of the Bermuda Companies Act and (iii) cause to be included in the Merger Application a confirmation that the Company is to be registered as the Surviving Company under the Bermuda Companies Act pursuant to the Merger and a request that the Registrar issue the Certificate of Merger on the Closing date at the time of day mutually agreed upon by the Company and Parent and set forth in the Merger Application. The Company, Parent and Merger Sub agree that they will request the Registrar provide in the Certificate of Merger that the effective date of the Merger be the Closing date. From and after the Effective Time, all of the undertaking, property and liabilities of the Company and Merger Sub will vest in the Surviving Company and the Surviving Company shall continue to be liable for the obligations of the Company and Merger Sub, with any existing cause of action, claim or liability to prosecution against either the Company and Merger Sub unaffected, all as provided under Section 109(2) of the Bermuda Companies Act.
The memorandum of association of the Surviving Company will be the memorandum of association of the Company as in effect immediately prior to the Effective Time, until thereafter amended as provided therein or in accordance with applicable law. The bye-laws of the Surviving Company will be in the form of the bye-laws of Merger Sub immediately prior to the Effective Time, until thereafter amended in accordance with applicable law, except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Company. From and after the Effective Time, until the earlier of their resignation or removal, or until their successors are duly elected or appointed, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company.
Closing and Effective Time
Unless another place or time is mutually agreed by the Company and Parent, the Closing of the Merger will take place as soon as possible, but in any event no later than two business days after the date the closing conditions set forth in the Merger Agreement and described in the section entitled “Conditions to Completion of the Merger” beginning on page 52 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions. The Merger will become effective at such time as the Certificate of Merger is issued by the Registrar or at such later time as may be specified in the Certificate of Merger. As of the date hereof, we expect to complete the Merger prior to the end of July 2021. However, completion of the Merger is subject to the satisfaction or waiver of the conditions to the completion of the Merger, which are described below, and it is possible that factors outside the control of the Company or Parent could delay the completion of the Merger, or prevent it from being completed at all. There may be a substantial amount of time between the special general meeting and the completion of the Merger. We expect to complete the Merger promptly following the receipt of all required approvals.
Effect of the Merger on the Company Shares
Subject to the terms and conditions of the Merger Agreement, Shares issued and outstanding immediately prior to the Effective Time, including shares represented by ADSs, shall be converted automatically into and shall thereafter represent the right to receive the Merger Consideration, subject to deduction for any required withholding tax, other than (i) Excluded Shares and (ii) Dissenting Shares.
At the Effective Time, each Share held in the treasury of the Company or owned, directly or indirectly, by the Company, Parent, Merger Sub or any wholly-owned subsidiary of the Company immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) shall automatically be cancelled and shall cease to exist, without any repayment of capital in respect thereof, and for no consideration, and any Shares that were reserved for issuance upon exercise of a Company SAR granted under the Company Incentive Plan shall be released and shall no longer be so reserved.
At the Effective Time, subject to Section 42 of the Bermuda Companies Act, the Company shall repurchase the Manager Shares for their par value, and, upon such repurchase, the Manager Shares will be cancelled and not re-issued and the amount of the Company’s issued share capital shall be diminished by the nominal value of the Manager Shares, with the repurchase of the Manager Shares under Section 42 of the Bermuda Companies Act not reducing the amount of the Company’s authorized share capital.
At the Effective Time, any Dissenting Shares will not be converted into the right to receive the Merger Consideration at the Effective Time, but shall be cancelled and converted into the right to receive the fair value thereof, as appraised by the Supreme Court of Bermuda under Section 106 of the Bermuda Companies Act which, if paid following the Effective Time, will be paid by the Surviving Company.
Effect on Company Stock Appreciation Rights
At the Effective Time, each Company SAR that was granted under the Company Incentive Plan will be cancelled and, in exchange therefor, the Surviving Company will pay to each former holder of any such cancelled Company SAR an amount (without interest, and subject to deduction for any required withholding tax in accordance with the Merger Agreement) equal to the product of (i) the excess (if any) of the Merger Consideration over the applicable exercise price of such Company SAR and (ii) the number of Shares subject to such Company SAR; provided, that if the exercise price of any such Company SAR is equal to or greater than the Merger Consideration, such Company SAR will be cancelled without any consideration (including any cash payment) being made in respect thereof
Prior to the Effective Time, the Company will take all actions as are reasonably necessary to (i) effectuate the treatment of the Company SARs set forth above and (ii) terminate, effective as of immediately prior to the Effective Time, the Company Incentive Plan.

Exchange Procedures
Prior to the Effective Time, Parent shall enter into a paying agent agreement (reasonably acceptable to the Company) with the Company’s transfer agent to act as paying agent for the shareholders of the Company. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the paying agent cash in an amount sufficient to pay the aggregate Merger Consideration and any other amounts to which shareholders of the Company shall become entitled to pursuant to the consummation of the Transactions. Prior to the Effective Time, Parent and the Company will establish procedures with the paying agent and the Depositary to ensure that the paying agent will transmit to the Depositary the Merger Consideration due in respect of any ADSs pursuant to the terms of the Deposit Agreement.
Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Surviving Company shall cause the paying agent or Depositary, as applicable, (a) to mail to each holder of record any issued and outstanding Share certificates (“Certificates”) (if applicable) existing immediately prior to the Effective Time representing all Shares that were converted into the right to receive the Merger Consideration with respect thereto on the terms and conditions of the Merger Agreement, (b) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such person shall pass, only upon proper delivery of the Certificates to the paying agent or Depositary, as applicable) and (c) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration payable with respect thereto pursuant the Merger Agreement. Upon surrender of a Certificate to the paying agent or Depositary, as applicable, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the paying agent or Depositary, as applicable, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate (subject to deduction for any required withholding tax in accordance with the Merger Agreement).
If any portion of the Merger Consideration is to be paid to a person other than the person in whose name the surrendered certificate or the transferred uncertificated Share is registered, it will be a condition to such payment that (i) either such certificate be properly endorsed or otherwise be in proper form for transfer or such uncertificated share be properly transferred and (ii) the person requesting such payment must pay to the paying agent any transfer or other taxes required as a result of such payment or establish to the satisfaction of the paying agent that such tax has been paid or is not payable.
At the Effective Time, there will be no further registration of transfers on the register of members of the Surviving Company of the Shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing the Shares are presented to the Surviving Company, the paying agent or Depositary, as applicable, for transfer or transfer is sought for uncertificated Shares, such request for transfer of Certificates or uncertificated Shares shall be denied as all Shares shall have already been cancelled and exchanged for the Merger Consideration.
Any portion of the Merger Consideration made available to the paying agent (and any interest or other income earned thereon) that remains unclaimed by holders of the Shares twelve months after the Effective Time will be returned to the Surviving Company upon demand, and any such holder who has not exchanged its Shares for the Merger Consideration prior to that time will thereafter look only to Parent or the Surviving Company for payment of the Merger Consideration in respect of such Shares (subject to abandoned property, escheat or other similar laws).
Withholding
Each of Parent, the Surviving Company, or the paying agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares, Manager Shares, Company SARs or otherwise pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Company or the paying agent, such withheld amounts shall be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Representations and Warranties
The Company’s representations and warranties to Parent and Merger Sub in the Merger Agreement relate to, among other things:
•	the organization, good standing and qualification of the Company and its subsidiaries;
•	the capital structure of the Company and its subsidiaries;
•
the corporate power and authority to execute, deliver and perform the Merger Agreement and the Statutory Merger Agreement and to consummate the Transactions contemplated by the Merger Agreement and the Statutory Merger Agreement;

•
the absence of conflicts with or violations of the organizational documents of the Company and its subsidiaries, and absence of certain breaches, violations, defaults or consent requirements under certain contracts, and laws, in each case arising out of the execution, delivery and performance of, and consummation of the Transactions contemplated by, the Merger Agreement and the Statutory Merger Agreement;

•	the Company’s SEC filings since January 1, 2019 and the financial statements included or incorporated by reference in such SEC filings;
•	the absence of certain undisclosed liabilities;
•
the disclosure documents required to be filed by the Company in connection with the Merger, including that the information provided to shareholders in connection with the special meeting is not misleading or untrue;

•	the absence of a “material adverse effect” and the absence of certain other changes or events since December 31, 2020;
•	the absence of certain litigation, actions, suits, investigations or proceedings;
•	compliance with laws by the Company and its subsidiaries;
•	the absence of liabilities or obligations under employee benefit plans, other than the Company Incentive Plan;
•	the absence of obligations or liabilities with respect to employees or independent contractors;
•	environmental matters;
•	tax matters;
•	material contracts;
•	aircraft and engine matters;
•	insurance matters;
•	real property and title to assets;
•	intellectual property;
•	the inapplicability of antitakeover laws under Bermuda law;
•	brokers’ and finders’ fees and other expenses payable by the Company;
•	receipt of the opinion of the Company’s financial advisor with respect to the fairness of the Merger Consideration from a financial point of view; and
•	sanctions; anti-corruption laws; export controls; and anti-money laundering laws.

Many of the Company’s representations and warranties in the Merger Agreement are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct would have a material adverse effect). For purposes of the Merger Agreement, a “material adverse effect” means: any event, change, circumstance, occurrence, fact or effect that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, excluding:
•
any changes in general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, in each case, in the United States or elsewhere in the world;

•	any changes or developments generally affecting aircraft leasing, aviation or airline industries, including any adverse business developments with respect to any airline customers;
•
any actions required under the Merger Agreement to obtain any approval or authorization under applicable antitrust or competition laws for the consummation of the Merger or any of the other Transactions contemplated thereby;

•
any adoption, implementation, modification, repeal or other changes in any applicable laws or any changes in applicable accounting regulations or principles, or in interpretations of any of the foregoing;

•	any change in the price or trading volume of the Company’s share capital, in and of itself;
•	any failure by the Company to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself;
•
political, geopolitical, social or regulatory conditions, any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, public demonstrations or acts of foreign or domestic terrorism (including cyber-terrorism), or any escalation or worsening of any such conditions;

•
any natural or manmade disasters, hurricanes, floods, tornados, tsunamis, earthquakes, wild fires, other weather conditions or other force majeure events, or any escalation or worsening of such conditions;

•	any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions;
•	any other regional, national or international calamity, crisis or emergency;
•
the announcement of the Merger Agreement and the Transactions contemplated thereby, including the initiation of litigation by any Person with respect to the Merger Agreement, the performance of the Merger Agreement and the Transactions contemplated thereby, including compliance with the covenants set forth herein;

•	any action taken by the Company, or which the Company causes to be taken by any of its subsidiaries, in each case which is required to be taken pursuant to the Merger Agreement; and
•	any actions taken (or omitted to be taken) at the written request of Parent in accordance with the notice provisions set forth in the Merger Agreement.
Notwithstanding these exclusions, any change, occurrence or effect referred to in the first, second, fourth, seventh, eighth, ninth, and tenth bullets will be taken into account in determining whether a “material adverse effect” has occurred or would reasonably be expected to occur to the extent that any such change or event has a disproportionate effect on the Company and its subsidiaries as compared to other aircraft leasing companies operating in the geographic markets in which the Company and its subsidiaries conduct business.
The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:
•	their due organization, standing and corporate power;
•	their authority to execute, deliver and perform their obligations under the Merger Agreement and to consummate the Transactions;

•
the absence of violations of, conflict with, default under, or material breach of, the governing documents of Parent or Merger Sub, law applicable to Parent or Merger Sub and certain agreements of Parent or Merger Sub as a result of Parent or Merger Sub entering into and performing under the Merger Agreement and consummating Transactions, and that the information provided to shareholders in connection with the special meeting is not misleading or untrue;

•	the absence of legal proceedings and governmental orders against Parent, its subsidiaries or any of their respective properties;
•	the ownership and operations of Merger Sub;
•	the sufficiency of funds to pay the aggregate Merger Consideration contemplated by the Merger Agreement, and to pay all reasonable related fees and expenses;
•	the required vote or consent of Parent and Merger Sub;
•	that neither Parent nor Merger Sub currently beneficially own any Shares nor do they have rights to acquire any Shares other than pursuant to the Merger Agreement;
•	any broker fees of Parent and Merger Sub;
•
the absence of any other representations and warranties made by Parent and Merger Sub to the Company, other than the representations and warranties made by Parent and/or Merger Sub in the Merger Agreement;

•
the acknowledgment of access to Company information and non-reliance on any other representations and warranties of the Company other than the representations and warranties made the Company in the Merger Agreement; and

•
the acknowledgment that, subject to certain limitations expressly set forth in the Merger Agreement, nothing shall prevent the Company or any of its subsidiaries from taking or failing to take any action in response to COVID-19 or any public health measures that would otherwise potentially be deemed to violate the Company’s representations and warranties or covenants in the Merger Agreement.

Conduct of Business Prior to Closing
The Company has agreed to certain covenants in the Merger Agreement restricting the conduct of its and its subsidiaries’ respective business between the date of the Merger Agreement and the Effective Time. In general, except (i) as contemplated by the Merger Agreement, (ii) as required by applicable law, (iii) for the limited exceptions set forth in the applicable section of the confidential disclosure letter delivered in connection with the Merger Agreement, or (iv) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company is required to, and to cause each of its subsidiaries to conduct the Company’s and its subsidiaries’ respective business in the ordinary course of business consistent with past practice, take the actions set forth in the applicable section of the confidential disclosure letter, and use commercially reasonable efforts to (i) maintain and preserve intact its and their present business organizations, (ii) maintain its and their material permits and (iii) preserve relationships with customers, suppliers, lessees, regulators, lenders and financing providers and others having material business dealings with them.
Subject to certain exceptions set forth in the Merger Agreement, unless Parent consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Company nor any of its subsidiaries are permitted to:
•	amend or otherwise change its certificate of incorporation, memorandum of association, bye-laws, organizational documents or any similar statutory or governing instruments;
•
issue, deliver, sell, pledge, dispose of or encumber any shares of share capital or capital stock, or grant to any person any warrant, option, or other right to acquire any shares of its share capital or capital stock or interests convertible into such shares, except pursuant to the exercise of Company SARs outstanding as of the date of the Merger Agreement;

•
declare, set aside, make or pay or propose to declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, shares, property or otherwise or any combination thereof, with respect to any of its share capital or capital stock (except for any dividend or distribution by a subsidiary of the Company to the Company or to other subsidiaries of the Company);

•
adjust, split, combine, redeem, repurchase or otherwise acquire any shares of the share capital of the Company (except in connection with the cashless exercises or similar transactions pursuant to the exercise of Company SARs or settlement of other awards or obligations outstanding as of the date hereof or permitted to be granted after the date of the Merger Agreement), or reclassify, combine, split, subdivide or otherwise amend the terms of its share capital;

•
(a) hire any employee or independent contractor, other than hiring of independent contractors in the ordinary course of business consistent with past practice, (b) adopt or incur any obligation or liability with respect to any benefit plan or (c) amend or modify the Company Incentive Plan or any Company SARs, except as explicitly required by the Merger Agreement;

•
(a) acquire (whether by merger, amalgamation, consolidation or acquisition of stock, shares or assets or otherwise), (i) any assets outside the ordinary course of business consistent with past practice; (ii) any corporation, partnership or other business organization or division thereof; or (iii) any aircraft or engine, other than the acquisition of aircraft parts for maintenance purposes with a value not in excess of US$2 million individually or in the aggregate; (b) sell or otherwise dispose of (whether by merger, amalgamation, consolidation or acquisition of stock, shares or assets or otherwise) (i) any assets outside the ordinary course of business consistent with past practice; (ii) any corporation, partnership or other business organization or division thereof; or (iii) any aircraft or engine, other than the disposition of any engine for part-out purposes with a value not in excess of US$2 million individually or in the aggregate;

•
forfeit, abandon, modify, waive, terminate or otherwise change, or permit any of its subsidiaries to forfeit, abandon, modify, waive, terminate or otherwise change, any of its or any of its subsidiaries’ material permits;

•
materially amend, waive any rights under, make any material concessions under or terminate (other than as a result of expiration, non-renewal or material breach) any material contract, other than limited exceptions set forth in the applicable section of the confidential disclosure letter delivered in connection with the Merger Agreement, or enter into any contract that, if entered prior to the date of the Merger Agreement, would constitute a material contract;

•
authorize any material new capital expenditures which are, in the aggregate, in excess of the Company’s capital expenditure budget set forth in the applicable section of the confidential disclosure letter delivered in connection with the Merger Agreement;

•
(a) make any loans, advances, capital contributions or contributions to contributed surplus to, or investments in, any other person (other than a subsidiary of the Company), (b) incur any indebtedness for borrowed money or enter into any arrangements for a debt or equity offering, unless (i) the Company delivers a written request for such incurrence or arrangements for a specified amount, and (ii)(x) Parent does not respond to such request with three business days, (y) such specified amount is required to preserve the value of the property of the Company, and (z) the failure to incur such indebtedness or enter into such arrangement within such three business day period will materially adversely affect the value of the relevant property, or (c) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person (other than a guaranty by the Company on behalf of its subsidiaries);

•
take any action with the actual knowledge and intent that it would, or would reasonably be expected to, (a) result in any of the conditions to the Merger set forth in Article VI of the Merger Agreement not being satisfied or (b) materially adversely affect the ability of the parties to obtain any of the requisite regulatory approvals;

•
implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

•	change the tax domicile or create any permanent establishment of the Company or any subsidiary of the Company;
•
adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization, winding-up or reorganization, other than for any subsidiary that has assets worth less than US$500,000;

•
compromise, settle or agree to settle any action (including any action relating to the Merger Agreement or the Transactions contemplated thereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business that involve only the payment of money damages (a) consistent with the reserves reflected in the Company’s balance sheet as of December 31, 2020 or (b) not in excess of US$250,000 individually or in the aggregate;

•
make (other than in the ordinary course of business consistent with past practices), revoke or change any material tax election, change (or request any taxing authority to change) any material method of tax accounting or tax accounting period (except as required under GAAP), settle or compromise any material tax liability or refund claim, amend any material tax return, apply for any material tax ruling, enter into any material closing agreement or other binding written agreement with any taxing authority or any material tax sharing agreement (other than any customary agreement), surrender any material claim for a refund of taxes, prepare any material tax return in a manner inconsistent with past practices with respect to the treatment of items on prior tax returns, or agree to an extension or waiver of the statute of limitations with respect to any assessment or determination of material taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business);

•
grant, extend, amend, waive or modify any material rights in or to, or sell, assign, lease, transfer, license, let lapse, abandon, cancel or otherwise dispose of, any material intellectual property rights;

•
make any disclosure to, or respond to any claim, subpoena, inquiry or investigation by any governmental authority, without consulting with, and obtaining the prior written consent of Parent, unless upon the opinion of counsel such action would be reasonably likely to violate applicable law;

•
fail to implement and monitor internal systems, policies and procedures reasonably designed to ensure the Company and its subsidiaries do not violate applicable (A) sanctions or anti-corruption laws; or (B) in any material respect, anti-money laundering laws or export controls;

•
except as permitted by Section 4.13 of the confidential disclosure letter delivered in connection with the Merger Agreement, change any material policy or practice regarding extensions of credit, prepayments, collections, receivables or payment of accounts; and

•	agree, or make any commitment, to take or authorize any of the foregoing actions.
Board Obligation to Call a Shareholders’ Meeting
The Company has agreed to take all necessary actions to duly call, give notice of, convene and hold the special meeting as promptly as reasonably practicable following the filing of this proxy statement with the SEC for the purpose of voting on the Merger Proposal and the Bye-Law Proposal, which will be held on a date selected by the Company and reasonably satisfactory to Parent. However, the Company is permitted to delay or postpone convening the special meeting (but not beyond the Termination Date) (i) if in the good faith judgment of the Board or any committee thereof (after consultation with its outside legal counsel and with Parent) such delay or postponement is necessary to ensure that any required supplement or amendment to this proxy statement is provided to the shareholders of the Company in a reasonable amount of time in advance of the special meeting, (ii) if as of the time for which the special meeting is originally scheduled (as set forth in herein) there are insufficient Shares in the share capital of the Company represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the special meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Required Bye-Law Proposal Vote or the Required Merger Proposal Vote at the special meeting, or (iii) to the extent required by applicable law.

Acquisition Proposals
Prior to the Closing, the Company has agreed that the Company and its subsidiaries will terminate any existing activities, discussions or negotiations with respect to any Acquisition Proposal (as defined below). Additionally, the Company has agreed to instruct its directors, officers and employees, investment bankers, attorneys, accountants and other advisors or representatives to:
•	terminate any solicitation, encouragement, discussions or negotiations with anyone other than Parent and Merger Sub and their representatives’;
•
terminate access to any of the Company’s or its subsidiaries’ material non-public information (including physical or electronic data rooms) that was provided to such person in connection with discussions regarding an Acquisition Proposal;

•
not initiate, solicit or knowingly encourage (including by providing information) any inquiries, proposals or offers with respect to, or the making or completion of, an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal;

•
not engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with, an Acquisition Proposal;

•
not take any action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or similar anti-takeover law, or any restrictive provision of any applicable anti-takeover provision in the existing bye-laws of the Company (for the avoidance of doubt, excluding actions related to the Bye-Law Proposal), inapplicable to any transactions contemplated by an Acquisition Proposal (and, to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any person other than Parent and Merger Sub under any such provisions); and

•	not agree to do any of the foregoing.
At any time prior to obtaining Required Merger Proposal Vote, the Board may, in response to an unsolicited bona fide written Acquisition Proposal — that did not result from a material breach of the Company’s covenants regarding competing transactions as set forth in the Merger Agreement — that the Board (at the recommendation of the Special Committee) determines in good faith constitutes or may reasonably be expected to lead to a Superior Proposal (as defined below), (i) furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal pursuant to a customary confidentiality agreement and (ii) participate in discussions or negotiations with such person and its representatives regarding such Acquisition Proposal; provided, however, that the Company shall provide or make available to Parent any material non-public information concerning the Company or any of its subsidiaries that is provided to the person making such Acquisition Proposal or its representatives which was not previously provided or made available to Parent, before or substantially concurrently with the time it is made available to such person or its representatives.
Subject to certain exceptions set forth in the Merger Agreement, neither the Special Committee nor the Board nor any committee thereof shall (a) make an Adverse Recommendation Change (as defined below); (b) cause or permit the Company or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar agreement (other than a confidentiality agreement referred to in the applicable section of the Company’s covenant regarding competing proposals entered into in compliance with such section) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal; or (c) fail to include the Board’s recommendation in this proxy statement when mailed.
Changes in Board or Special Committee Recommendation
Notwithstanding the Company’s covenants summarized immediately above under the heading “Acquisition Proposals”, if, at any time prior to obtaining the Required Merger Proposal Vote, (a) the Board (at the recommendation of the Special Committee) determines in good faith, after consultation with outside legal counsel and its financial advisor that (i) an Intervening Event (as defined below) has occurred and is continuing, and (ii) the failure to make such Adverse Recommendation Change would reasonably be expected to be inconsistent with the Board’s exercise of its fiduciary duties under applicable law, the Board (at the recommendation of the Special Committee) may affect an Adverse Recommendation Change and/or (b) the Company receives a written bona fide Acquisition Proposal — that did not result from a breach of the Company’s covenants regarding competing transactions as set forth in the Merger Agreement — and that the Board (at the recommendation of the Special Committee) determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal (as defined below), then (x) the Board may (at the recommendation of the Special Committee) make an Adverse Recommendation Change and/or authorize the Company to determine a Change of Recommendation Termination Event has occurred and terminate the Merger Agreement, and (y) the Company, upon receiving such authorization from the Board, may enter into a definitive acquisition agreement with respect to such Superior Proposal if, with respect to this clause (y), the Company concurrently terminates the Merger Agreement because a Change of Recommendation Termination Event has occurred.
The Company is required to keep Parent fully informed, on a current basis, of the status and details of any Acquisition Proposal received and of any action taken, or contemplated to be taken. Subject to the terms of the Merger Agreement, neither the Special Committee nor the Board is permitted to make an Adverse Recommendation Change or authorize termination of the Merger Agreement unless (i) the Company notifies Parent in writing promptly and at least five days before taking such action and specifying in reasonable detail the terms of the Superior Proposal or a description of the Intervening Event along with the material facts underlying the determination by the Board that an Intervening Event has occurred, (ii) to the extent Parent wishes to negotiate, the Company has negotiated, and has caused its representatives to negotiate, in good faith with Parent and its representatives during such five-day period (as it may be extended pursuant to the Merger Agreement), which may be on a non-exclusive basis, to enable Parent to effect revisions to the terms and conditions of the Merger Agreement or the Limited Guarantee that would, if a Superior Proposal has been made, cause such Superior Proposal to no longer constitute a Superior Proposal or, in connection with an Adverse Recommendation Change, it would cause the Board to no longer believe that the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with the exercise of its fiduciary duties under applicable Law; and (iii) if Parent makes a revised proposal during such five-day period (or during such period as may be extended pursuant to the Merger Agreement), the Board (at the recommendation of the Special Committee) after taking into consideration the adjusted terms and conditions of the Merger Agreement and the Limited Guarantee, as proposed by Parent, continues to determine in good faith (after consultation with outside legal counsel and its financial advisor) that either (a) such Superior Proposal continues to be a Superior Proposal, if applicable, or (b) if an Intervening Event has occurred, such Intervening Event is continuing, and that the failure to make an Adverse Recommendation Change or terminate the Merger Agreement, as applicable, would reasonably be expected to be inconsistent with the exercise of its fiduciary duties under applicable law.
Certain Definitions
For purposes of the Merger Agreement, “Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons other than Parent or one of its subsidiaries for (i) a merger, amalgamation, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company (or any subsidiary or subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole) or (ii) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of the Company and its subsidiaries, in each case other than the Merger and the other Transactions.
For purposes of the Merger Agreement, “Adverse Recommendation Change” means, with respect to the Special Committee, the Board or any committee thereof, to qualify, withdraw or modify in a manner adverse to Parent or Merger Sub, the Board’s recommendation that the shareholders of the Company vote in favor of approval of the Merger Agreement, or to approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal.
For purposes of the Merger Agreement, an “Intervening Event” means any event, change, effect, development, or occurrence after the date of the Merger Agreement that is material to the Company that (a) was not known to, or reasonably foreseeable by, the Board as of or prior to the execution of the Merger Agreement and becomes known prior to obtaining the Required Merger Proposal Vote and (b) does not involve or relate to an Acquisition Proposal (or any proposal that is reasonably expected to lead to an Acquisition Proposal); provided, however, that in no event shall any event, change, effect, development, or occurrence that relates to the following be an Intervening Event: (i) changes in the market price or trading volume of the securities of the Company, or the credit rating of the Company, in and of themselves; (ii) the fact that the Company meets, exceeds or fails to meet in any quantifiable respect, any internal or published or analyst’s projections, guidance, budgets, expectations, forecasts, earnings predictions or estimates for any period; (iii) changes in GAAP or other applicable accounting rules; (iv) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any improvement or worsening of such conditions, except to the extent the impact of such epidemic, pandemic or outbreak of disease or any improvement or worsening of such conditions is disproportionately beneficial to the Company and its subsidiaries as compared to other aircraft leasing companies operating in the geographic markets in which the Company and its subsidiaries conduct business; or (v) any changes or developments generally affecting aircraft leasing, aviation or airline industries, including any beneficial business developments with respect to any airline customers, except to the extent the impact of such changes or developments is disproportionately beneficial to the Company and its subsidiaries as compared to other aircraft leasing companies operating in the geographic markets in which the Company and its subsidiaries conduct business (provided, that clauses (i) and (ii) shall not prevent or otherwise affect a determination that the underlying cause of any such event referred to herein constitutes an “Intervening Event” unless otherwise excluded pursuant to the foregoing clauses (a) or (b) or this proviso, as applicable).
For purposes of the Merger Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal that did not result from a breach of the Company’s covenants regarding competing transactions as set forth in the Merger Agreement (i) on terms which the Board determines (at the recommendation of the Special Committee) in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the shareholders than the Transactions contemplated by the Merger Agreement (taking into account all changes proposed by Parent during any renegotiations) taking into account all terms and conditions of such proposal, and (ii) that the Board (at the recommendation of the Special Committee) after consultation with its outside legal counsel and financial advisor determines in good faith is reasonably capable of being completed on the terms proposed (including all financial, regulatory, legal and other aspects of such proposal, including the likelihood of termination and financing market conditions); provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”.
Cooperation and Efforts in Seeking Required Approvals
Subject to the terms and conditions of the Merger Agreement, the parties to the Merger Agreement will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Transactions contemplated by the Merger Agreement, including (a) obtaining each consent (if any) required to be obtained pursuant to any applicable law or contract, (b) preparing and filing all forms, registrations and notices required to be filed to consummate the Merger and taking the actions necessary to obtain any requisite consent or expiration of any applicable waiting period under any antitrust law, (c) defending all lawsuits and other proceedings by or before any governmental authority challenging the Merger Agreement or the consummation of the Merger, and (d) attempting to resolve, or vacate, any objection or order from a governmental authority that would restrict, prevent or delay the consummation of the Transactions contemplated by the Merger Agreement.
To the extent permitted by applicable law, and subject to the immediately preceding paragraph, each of Parent and the Company agrees to use its reasonable best efforts to (a) cooperate in all respects with each other in connection with filings required to under any antitrust law and any related procedural steps, (b) furnish the other party with all information in its possession required for any filings contemplated by the Merger Agreement, (c) promptly notify the other party of any communication received from governmental authority, (d) consult with one another on submissions and cooperate in all respects in defending all lawsuits and other proceedings by or before any governmental authority challenging the Merger Agreement or the consummation of the Transactions, and (e) provide the other party the opportunity to attend and participate in any meetings or conferences with any governmental authority.
Stock Exchange Delisting and Exchange Act Deregistration
As soon as practicable following the Effective Time, Parent shall cause the ADSs to be delisted from the NYSE and deregistered under the Exchange Act.

Directors’ and Officers’ Indemnification and Insurance
From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Company have agreed to indemnify and hold harmless BBAM, the Manager, and their respective affiliates, and each present (as of the Effective Time) and former officer, director or employee of the Company, BBAM, the Manager and their respective affiliates (each, an “Indemnified Person”) against all claims and losses arising out of or pertaining to the fact that the Indemnified Person is or was a manager, officer, director or employee of the Company or any of its subsidiaries (or, to the extent providing services to or otherwise involved with the Company, of BBAM, the Manager or their respective affiliates), and pertaining to any matter existing or occurring at or prior to the Effective Time to the extent provided under the memorandum of association or bye-laws of the Company, the comparable organizational documents of the Company’s subsidiaries, or pursuant to indemnification agreements, if any, in existence on the date of the Merger Agreement.
Except as may be required under applicable law, Parent and the Surviving Company have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto existing in favor of any Indemnified Party as provided in the memorandum of association or bye-laws (or comparable organizational documents) of the Company and its subsidiaries or in any indemnification or other agreement between such Indemnified Person and the Company or any of its subsidiaries shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person without the consent of such affected Indemnified Person.
For a period of six years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Company to purchase, a “tail policy,” in either case of substantially the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time; provided that in no event will Parent be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 250% of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of the coverage required to be obtained pursuant to the Merger Agreement, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, that if the Surviving Company purchases a “tail policy” and the coverage thereunder costs more than 250% of such last annual premium, the Surviving Company shall purchase the maximum amount of coverage that can be obtained for 250% of such last annual premium. At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated by the Merger Agreement. If such tail prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Company.
If Parent, the Surviving Company or any of their respective successors or assigns (a) consolidates with or merges into any other person and will not be the continuing or Surviving Company or entity of such consolidation or merger, or (b) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, will assume the obligations described therein.
Consent Solicitation; Debt Tender Offer
Subject to the terms and conditions of the Merger Agreement and the confidential disclosure letter delivered in connection with the Merger Agreement, as soon as practicable after the request of Parent, the Company shall launch, or shall assist Parent in launching, in each case at the discretion of Parent, (i) a consent solicitation to obtain consent of a majority in aggregate principal amount of the Company’s 2024 Notes to waive the requirement to make a “Change of Control Offer” (as defined in the indenture documents), (ii) a Change of Control Offer on the terms set forth in the existing indenture documents and as reasonably determined by Parent and/or (iii) a tender offer and consent solicitation with respect to the 2024 Notes (a “Debt Tender Offer”) on the terms set forth in the existing indenture documents and as reasonably determined by Parent. In each case, Parent and the Company shall cooperate with each other and if any change of control consent solicitation, Change of Control Offer and/or Debt Tender Offer is launched prior to the Closing date, then at the request of Parent, the parties shall use their reasonable best efforts to cause such transaction to close on the Closing date as set forth in the Merger Agreement. If any change of control consent solicitation, Change of Control Offer and/or Debt Tender Offer closes on the Closing date, then upon the closing of such transaction, at Closing and in accordance with the terms of such transaction, Parent shall cause the Company to make any consent payment or accept for purchase and purchase the notes tendered in any Change of Control Offer or Debt Tender Offer, as applicable, and provide to the Company, or cause the Company to obtain, sufficient cash to fund any required consent payment and/or the purchase of any tendered notes, including any applicable premiums, and all related fees and expenses.
Other Covenants
The Merger Agreement contains additional agreements between the Company, Parent and/or Merger Sub relating to, among other things:
•	the filing of this proxy statement with the SEC;
•
reasonable access for Parent and its representatives to the Company’s offices, properties, books, records, personnel, existing financial and operating data, or other existing information from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement (subject to all applicable legal or contractual obligations and restrictions);

•	notification of certain matters;
•	matters relating to takeover statutes;
•	coordination of press releases and other public announcements or filings relating to the Merger Agreement;
•	certain tax matters;
•	required actions under Bermuda law;
•	reasonable best efforts of each party to consummate the Transactions; and
•	cooperation with Parent’s debt financing.
Conditions to Completion of the Merger
The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or (to the extent permissible under applicable law) waiver of the following conditions:
•	obtaining the Required Merger Proposal Vote;
•
absence of any provision of any applicable law or order restraining, enjoining, prohibiting or otherwise making illegal the consummation of the Merger or any of the other Transactions contemplated by the Merger Agreement; and

•
any applicable waiting period (and any extension thereof) under the antitrust laws of Ethiopia relating to the Transactions contemplated by the Merger Agreement shall have expired or been terminated and any required approval under the antitrust laws of Ethiopia shall have been obtained.

The obligations of Parent and Merger Sub to consummate the Merger are also subject to the satisfaction (or, to the extent permissible under applicable law, waiver by Parent) of the following further conditions:
•
the Company’s representations and warranties relating to the capitalization of the Company, its corporate power, authorization, and brokers’ fees, will be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing date as though made as of the Closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•
all other representations and warranties of the Company set forth in the Merger Agreement will be true and correct as of the date of the Merger Agreement and as of the Closing date as though made as of the Closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect (disregarding all materiality and company material adverse effect qualifications contained therein);
•
the Company shall have performed and complied with in all material respects all covenants and obligations required to be performed or complied by it under the Merger Agreement at or prior to the Effective Time;

•	since the date of the Merger Agreement, no material adverse effect shall have occurred; and
•	Parent will have received a certificate signed by an executive officer of the Company confirming the satisfaction of the above conditions.
The obligation of the Company to consummate the Merger are subject to the satisfaction (or, to the extent permissible under applicable law, waiver by the Company) of the following conditions:
•
Parent and Merger Sub’s representations and warranties relating to corporate power, authorization, and brokers’ fees will be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing date as though made as of the Closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•
all other representations and warranties of Parent and Merger Sub set forth in the Merger Agreement will be true and correct as of the date of the Merger Agreement and as of the Closing date as though made as of the Closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect (disregarding all materiality and company material adverse effect qualifications contained therein);

•	Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Effective Time; and
•	Parent will have received a certificate signed by an executive officer of the Company confirming the satisfaction of the above conditions.
Termination of the Merger Agreement
The Merger Agreement may be terminated at any time prior to the Effective Time:
•	by mutual written consent of Parent and the Company;
•	by either Parent or the Company:
(i)
if the Merger shall not have been consummated on or before September 27, 2021 (the “Termination Date”) provided that this termination right will not be available to any party if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in the Merger Agreement shall have been the direct cause of, or resulted directly in, the failure of the Merger to be consummated by the Termination Date and such action or failure to perform constitutes a breach of the Merger Agreement (a “Termination Date Termination Event”);

(ii)
if any court of competent jurisdiction or other governmental authority shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Transactions contemplated by the Merger Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to utilize this termination right will have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with the Merger Agreement; provided, further, that this termination right shall not be available to any party whose material breach of any provision of the Merger Agreement has been the direct cause of, or resulted in, such judgment, order, injunction, rule, decree or other action (collectively, an “Injunction Termination Event”); or

(iii)
if the Required Merger Proposal Vote shall not have been obtained at the shareholders’ meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of the Merger Agreement was taken (a “No Vote Termination Event”); or

•	by the Company:
(i)
if Parent or Merger Sub breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A) would result in the failure of a condition to Closing to be satisfied and (B) cannot be cured by the Termination Date; provided, that the Company shall have given Parent written notice, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate the Merger Agreement pursuant to this termination right and the basis for such termination; provided, further, that the Company will not have this termination right if the Company is then in material breach of any of its covenants or agreements set forth in the Merger Agreement (collectively, a “Buyer Breach Termination Event”); or

(ii)
if, (A) the Company’s Board authorizes the Company, to the extent permitted by and subject to complying with the terms of the Merger Agreement, to enter into an Alternative Acquisition Agreement (as defined in the section entitled “The Agreement and Plan of Merger — Acquisition Proposals”) with respect to a Superior Proposal, (B) concurrently with the termination of the Merger Agreement, the Company, subject to complying with the terms of the Merger Agreement, enters into an Alternative Acquisition Agreement providing for a Superior Proposal and (C) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid by exercising such termination right, in accordance with the Merger Agreement (collectively, a “Change of Recommendation Termination Event”); or

•	by Parent:
(i)
if the Company breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A) would result in the failure of a condition to Closing to be satisfied (B) cannot be cured by the Termination Date; provided, that Parent shall have given the Company written notice, delivered at least 30 days prior to such termination, stating Parent’s intention to terminate the Merger Agreement pursuant to this termination right and the basis for such termination; provided, further, that Parent will not have this termination right if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in the Merger Agreement (collectively, a “Company Breach Termination Event”); or

(ii)
if the Board shall have effected an Adverse Recommendation Change (as defined in the section entitled “The Agreement and Plan of Merger — Acquisition Proposals”) or the Company shall have materially breached the Company’s covenants regarding competing transactions as set forth in the Merger Agreement, and such breach has resulted in the receipt by the Company of an Acquisition Proposal (each, an “Alternative Transaction Breach Termination Event”).

Termination Fee
The Company will be required to pay Parent a Termination Fee of US$15.6 million in the event that the Merger Agreement is terminated:
•
by either Parent or the Company pursuant to a Termination Date Termination Event or a No Vote Termination Event, if (i) prior to the taking the Required Merger Proposal Vote at a special meeting of shareholders or any adjournment or postponement thereof, an Acquisition Proposal for a competing transaction shall have been communicated to the Special Committee or the Board or shall have been publicly announced or publicly made known to the shareholders of the Company, and not withdrawn prior to taking the Required Merger Proposal Vote and (ii) within twelve months after such termination, the Company or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal (provided, that for purposes of this Termination Fee provision, the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);

•	by the Company pursuant to a Change of Recommendation Termination Event;

•	by Parent pursuant to an Alternative Transaction Breach Termination Event; or
•	by Parent pursuant to a Termination Date Termination Event at a time that Parent had the right to terminate the Merger Agreement pursuant to an Alternative Transaction Breach Termination Event.
Expenses
Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the Merger and other Transactions will be paid by the party incurring such expense, except that (i) the expenses incurred in connection with the filing, printing and mailing of the proxy statement (including the applicable SEC filing fees) and the solicitation of the shareholder approval will be shared equally by Parent and the Company and (ii) Parent will pay all documentary, sales, use, real property transfer, registration, value added, transfer, stamp, recording and similar taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with the Merger Agreement and the Transactions contemplated thereby, and will file all tax returns related thereto, regardless of who may be liable therefor under applicable law.
Amendment
The Merger Agreement may be amended by action taken by or on behalf of the respective boards of directors of the parties at any time prior to the Effective Time; provided that after the approval of the Merger Proposal by the shareholders of the Company, no amendment may be made that pursuant to applicable law would require further approval or adoption by the shareholders of the Company without such further approval or adoption. The Merger Agreement may not be amended except by an instrument in writing signed by each of the Company, Parent and Merger Sub; provided that prior written consent of Parent’s financing sources may be required in case of certain adverse changes to select operative provisions.
Waiver
At any time before the Effective Time, each of the parties to the Merger Agreement may (i) extend the time for the performance of any of the obligations or acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other parties set forth in the Merger Agreement or any document delivered pursuant thereto, or (iii) subject to applicable law, waive compliance with any of the agreements or conditions of the other parties contained therein; provided, however, that after the approval of the Merger Proposal by the shareholders of the Company, no waiver may be made that pursuant to applicable law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. Any such waiver must be set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.
Remedies
Each of the Company, Parent and Merger Sub have agreed to permit full specific performance of the Merger Agreement as a remedy. In addition to specific performance, the parties are entitled to seek any other remedy to which such party is entitled at law or in equity; except that, under no circumstances is Parent or Merger Sub permitted or entitled to receive both a grant of specific performance that results in a Closing and the Termination Fee.
Certain Agreements Related to the Transactions
Sub-Servicing Agreement
Concurrently with the execution and delivery of the Merger Agreement, the Company entered into the Sub-Servicing Agreement with the Servicers, the Manager, Parent and an affiliate of Parent, which provides, among other things, that effective as of, and subject to and conditioned upon the occurrence of, the effectiveness of the Merger, (i) the Management Agreement shall be terminated, (ii) subject to Section 42 of the Bermuda Companies Act, the Manager Shares will be automatically redeemed for their par value in accordance with the terms of the Sub-Servicing Agreement and bye-law 4.3 of the existing bye-laws of the Company and, upon such redemption, all Manager Shares shall be cancelled and shall not be re-issued, and (iii) the Manager will receive the Change of Control Fee and Manager Termination Fee it is entitled to receive pursuant to the Management

Agreement, less US$1,000,000. Under the Sub-Servicing Agreement, an affiliate of Parent will provide administrative and management services with respect to certain aviation assets owned directly or indirectly by the Company. Parent agreed to pay the Servicers a one-time fee of US$500,000 on the closing date and an annual fee equal to US$250,000 in cash as consideration for the Servicers’ performance under the Sub-Servicing Agreement. The Company also agreed under the Sub-Servicing Agreement to reimburse the Servicers for all costs and expenses incurred by the Servicers in connection with the negotiation and execution of the Sub-Servicing Agreement and other documents related thereto and agreed to indemnify the Servicers, BBAM LP and each officer, director, agent, employee, or affiliate of the Servicers and/or BBAM LP from and against any loss, liability, costs and expenses, claim or damage suffered or incurred by the Servicers resulting from certain matters set forth in the Sub-Servicing Agreement. Additionally both the Company and Parent waived and released any claims (other than claims that are finally adjudicated to have resulted directly from the fraud, deceit, gross negligence or willful misconduct on the part of the Servicers or their affiliates in respect of the Servicer’s obligations to apply the standard of care or conflicts standard in respect of their performance of services under the Sub-Servicing Agreement) against the Servicers and their affiliates, arising from or in connection with the Management Agreement, the Sub-Servicing Agreement and the Merger.
Assignment and Assumption of Contracts
Concurrently with the execution and delivery of the Merger Agreement, the Company and Fly Aladdin entered into the Assignment and Assumption of Contracts with BBAM Elevate and BBAM LP (as guarantor), pursuant to which Fly Aladdin shall, subject to the terms and conditions of the Assignment and Assumption of Contracts, assign to BBAM Elevate all of its rights, title and interests in and to, and BBAM Elevate shall assume, all of Fly Aladdin’s rights, title and interests in and to, and obligations under, (i) the Aircraft Sale and Purchase Agreement in respect of eleven (11) new Airbus A320-200 neo aircraft, thirteen (13) new Airbus A321-200 neo aircraft and three (3) new Airbus A320-200 ceo aircraft dated February 28, 2018, between Asia Aviation Capital Limited (“Asia Aviation”), Fly Aladdin and AirAsia Group as supplemented by the Accession Deed dated May 14, 2018 executed by AirAsia Group (“Sale and Purchase Agreement”), (ii) the Aircraft Sale and Purchase Option Agreement in respect of new Airbus A320-200 neo aircraft and new Airbus A321-200 neo aircraft dated April 26, 2018, but having effect as between the parties as of February 28, 2018, between Asia Aviation, Fly Aladdin and AirAsia Group together with the Purchase Option Notice dated August 12, 2019 from Fly Aladdin to Asia Aviation in respect of eight (8) aircraft (“Sale and Purchase Option Agreement”) and (iii) any and all side letters (excluding the Delivery Side Letter and Purchase Commitment Letter, each as defined below), amendments, supplements or any other agreements between the Fly Aladdin and Asia Aviation in connection with the Sale and Purchase Agreement and the Sale and Purchase Option Agreement (collectively, the “Assigned Contracts”). Additionally, Fly Aladdin agreed to (i) waive and release any claims arising directly or indirectly, or in connection with, the Assigned Contracts as against the Assignee and its affiliates and (ii) indemnify the Assignee and its affiliates against any and all claims arising out of or pertaining to the Assigned Contracts, in each case, other than for claims arising out of the Assignee’s or its affiliates’ fraud, deceit, gross negligence or willful misconduct in connection with the Assigned Contracts. Furthermore, as they were no longer applicable in light of the assignment of the Assigned Contracts, the Company agreed to the termination of (i) the Amended and Restated Delivery Side Letter (Portfolio C and Portfolio D) dated May 3, 2018, but having effect as between the parties as of February 28, 2018, between the Company and Incline B Aviation Limited Partnership, as amended, supplemented, or modified from time to time (the “Delivery Side Letter”) and (ii) the Amended and Restated Purchase Commitment Letter (Portfolio C Aircraft and Portfolio D Aircraft) dated May 3, 2018, but having effect as between the parties as of 28 February 2018, between the Company and Nomura Babcock & Brown Co., Ltd (the “Purchase Commitment Letter”).
Voting and Support Agreements
Concurrently with the execution and delivery of the Merger Agreement, on March 27, 2021, each of the Supporting Shareholders entered into Voting Agreements with Parent, pursuant to which each of SAP, SZ Services and Coral Blue has agreed, during the term (and subject to the terms and conditions) of the applicable Voting Agreement, to vote all of its Shares in favor of the Merger, the adoption of the Merger Agreement and the Statutory Merger Agreement (each as they may be amended from time to time) and the other Transactions contemplated in the Merger Agreement and the Statutory Merger Agreement, and against (i) any Acquisition Proposal, (ii) any proposal for any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of all or substantially all of the assets of the Company or other business combination between the Company and any other person (other than the Merger), or (iii) any other action, including any amendment or other change to the Company’s memorandum of association or the existing bye-laws of the Company and any other material change in the Company’s corporate structure or business as currently carried on, that would impede, interfere with, delay, postpone or adversely affect the Merger or any of the Transactions contemplated by the Merger Agreement, the Statutory Merger Agreement or the Voting Agreement or any transaction that results in a breach of any covenant, representation or warranty or other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement. Each of the Supporting Shareholders have also agreed to waive and not exercise or assert any rights of appraisal or rights to dissent from the Merger that it may have. Under the Voting Agreements, both Parent and, from and after the Closing until the date that is three years from the Closing, the Company have agreed to indemnify each of the Supporting Shareholders for claims or losses arising out of the execution, performance and delivery of the Voting Agreements, in each case, on the terms and conditions set forth therein.
The Voting Agreements will terminate upon the earliest to occur of the following: (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the amendment of the Merger Agreement, without the prior written consent of the Supporting Shareholder, in a manner that is adverse to the Supporting Shareholder (including with respect to the reduction of or the imposition of any restriction on the Supporting Shareholder’s right to receive the Merger Consideration, or any reduction in the amount or change in the form of the Merger Consideration), (d) the Board (at the recommendation of the Special Committee) having effected an Adverse Recommendation Change in accordance with the terms of the Merger Agreement, (e) the Company having amended, modified or supplemented in any manner, or waived any provision of, any voting agreement with any of the other shareholders of the Company without concurrently amending, modifying or supplementing, or waiving the applicable provisions of the Voting Agreement if such amendment, modification, supplement or waiver is beneficial to the Supporting Shareholder and (f) written notice of termination of the Voting Agreement by Parent to the Supporting Shareholder.
In addition, AirAsia Group, which owns approximately 10.9% of the total issued and outstanding Shares entitled to vote as of May 3, 2021, has agreed to vote its Shares in favor of any proposal recommended by the Board for approval by Company shareholders.

DISSENTER’S RIGHTS OF APPRAISAL
Any Dissenting Shareholder who did not vote in favor of the Merger and who is not satisfied that he/she/it has been offered fair value for his/her/its Dissenting Shares may within one month of the giving of the notice calling the special meeting apply to the Bermuda Court to appraise the fair value of his/her/its Dissenting Shares.
Where the Bermuda Court has appraised any Dissenting Shares and the Merger has proceeded and been completed prior to the appraisal then, within one month of the Bermuda Court appraising the value of such Dissenting Shares, if the amount paid to the Dissenting Shareholder for his/her/its Shares is less than that appraised by the Bermuda Court, the Bermuda Companies Act requires the Surviving Company to pay to such Dissenting Shareholder the difference between the amount paid to him/her/it and the value appraised by the Bermuda Court.
There is no right of appeal from an appraisal by the Bermuda Court. The costs of any application to the Bermuda Court to appraise the fair value of the Dissenting Shares are at the discretion of the Bermuda Court.
Failure by a Dissenting Shareholder to adhere strictly to the requirement of Section 106(6) of the Bermuda Companies Act may result in the loss of appraisal rights under the Bermuda Companies Act. Please refer to the full text of Section 106 of the Bermuda Companies Act attached hereto as Annex C. If you are considering exercising your appraisal rights, you should, promptly and without delay, consult your Bermuda counsel.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
The following table sets forth information, as of the date of this proxy statement, regarding the beneficial ownership of the Shares by each person known by us to be a beneficial owner of more than five percent of the outstanding Shares, other than Parent and its affiliates, who may be deemed to have ownership of Shares through the Voting Agreements.
The amounts and percentage of the Shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of such security, or “investment power”, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within sixty days after the date of this proxy statement. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all Shares shown as beneficially owned by them.
Percentage of class is based on 30,481,069 Shares outstanding as of May 3, 2021.
	Shares Beneficially Owned
Name	Number	Percent
AirAsia Group Berhad(1)	3,333,333	10.9%
Onex Corporation(2)	3,110,143	10.2%
Donald Smith & Co., Inc.(3)	2,774,196	9.1%
GIC Private Limited(4)	1,928,831	6.3%
Morgan Stanley(5)	1,901,809	6.2%
Steven Zissis(6)	1,793,625	5.9%
(1)
The information above and in this footnote is based on information taken from the Schedule 13G filed by AirAsia Group with the SEC on September 4, 2018. AirAsia Group has sole voting and dispositive power over 3,333,333 ADSs.

(2)
The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Onex Corporation, Onex Partners III GP LP, Onex Partners GP Inc., Onex US Principals LP, Onex American Holdings GP LLC, Onex Private Equity Holdings LLC, Onex Partners III PV LP, Onex Partners III Select LP, Onex Partners III LP, Meridian Aviation Partners Limited, Onex ATR S.a.r.l., ATR Aviation Holdings I Corporation, Onex Partners III International LP, Onex Partners III International GP LP, Onex Partners III International GP LLC, Onex Partners Canadian GP Inc., New PCo II Investments Ltd., and Gerald W. Schwartz (collectively, the “Onex Reporting Persons”) with the SEC on February 13, 2020. Onex Corporation has shared voting and dispositive power over 3,094,399 ADSs. Onex Partners III GP LP and Onex Partners GP Inc. have shared voting and dispositive power over 1,806,537 ADSs. Onex US Principals LP, Onex American Holdings GP LLC and Onex Private Equity Holdings LLC have shared voting and dispositive power over 5,241 ADSs. Onex Partners III PV LP has shared voting and dispositive power over 21,746 ADSs. Onex Partners III Select LP has shared voting and dispositive power over 5,517 ADSs. Onex Partners III LP has shared voting and dispositive power over 1,715,470 ADSs. Each of Meridian Aviation Partners Limited, Onex ATR S.a.r.l., ATR Aviation Holdings I Corporation, Onex Partners III International LP, Onex Partners III International GP LP, Onex Partners III International GP LLC and Onex Partners Canadian GP Inc. has shared voting and dispositive power over 666,667 ADSs. New PCo II Investments Ltd. has shared voting and dispositive power over 15,744 ADSs. Gerald W. Schwartz has shared voting and dispositive power over 3,110,143 ADSs.

(3)
The information above and in this footnote is based on information taken from the Schedule 13G filed by Donald Smith & Co., Inc., DSCO Value Fund, L.P., Jon Hartsel, Kamal Shah, and John D. Piermont with the SEC on February 11, 2021. Donald Smith & Co., Inc. has sole voting power over 2,730,447 ADSs and sole dispositive power over 2,745,147 ADSs. DSCO Value Fund, L.P. has sole voting power over 17,349 ADSs and sole dispositive power over 17,349 ADSs. Jon Hartsel has sole voting power over 6,000 ADSs and sole dispositive power over 6,000 ADSs. Kamal Shah has sole voting power over 2,500 ADSs and sole dispositive power over 2,500 ADSs. John D. Piermont has sole voting power over 3,200 ADSs and sole dispositive power over 3,200 ADSs.

(4)
The information above and in this footnote is based on information taken from the Schedule 13G/A filed by GIC and Coral Blue on February 12, 2021. GIC and Coral Blue have shared voting and dispositive power over 1,928,831 ADSs.

(5)
The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Morgan Stanley and Morgan Stanley Capital Services LLC with the SEC on February 11, 2021. Morgan Stanley has shared voting power over 1,828,678 ADSs and shared dispositive power over 1,901,809 ADSs. Morgan Stanley Capital Services LLC has shared voting power over 1,805,543 ADSs and shared dispositive power over 1,805,543 ADSs.

(6)
The information above and in this footnote is based on information taken from the Schedule 13D/A filed by Steven Zissis, Zissis Family Trust, SAP and SZ Services (the “Summit Reporting Persons”) with the SEC on March 30, 2021. Steven Zissis and Zissis Family Trust have shared voting and dispositive power over 1,793,625 ADSs, including 1,610,717 ADSs that SAP has shared voting and dispositive power over and 182,908 ADSs that SZ Services has shared voting and dispositive power over.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE MERGER
The following discussion is a summary of certain material U.S. federal income tax considerations of the Merger that may be relevant to U.S. Holders (as defined below) whose Shares are cancelled in exchange for the right to receive cash pursuant to the Merger.
This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, court decisions, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date of this proxy statement and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is limited to shareholders who hold their Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment purposes).
This discussion is for information only and does not address all of the tax considerations that may be relevant to a shareholder of the Company in light of its particular circumstances. For example, this discussion does not address banks and other financial institutions; grantor trusts; tax-exempt entities and organizations; tax-qualified retirement plans; individual retirement and other tax-deferred accounts; partnerships, S corporations or other pass-through entities (and partners or investors therein); insurance companies; dealers in stocks and securities; traders in securities that elect to use the mark-to-market method of accounting for their securities; regulated investment companies; real estate investment trusts; U.S. expatriates or former long-term residents of the United States; shareholders of the Company holding their Shares as part of a hedging, constructive sale or conversion, straddle or other risk reduction transaction; U.S. Holders who, within the five-year period prior to the Merger, have held (directly, indirectly or through attribution) 10% or more of the voting power or value of the Shares; shareholders of the Company required to accelerate the recognition of any item of gross income with respect to the Shares as a result of such income being recognized on an applicable financial statement; shareholders of the Company who acquired their Shares through the exercise of employee stock options or other compensation arrangements; shareholders of the Company who own an equity interest, actually or constructively, in Parent or the Company following the Merger; Dissenting Shareholders; U.S. Holders whose “functional currency” is not the U.S. dollar; and shareholders subject to the alternative minimum tax.
This discussion does not address the tax considerations to shareholders under the “Medicare” tax on net investment income, U.S. federal estate and gift tax law, or state, local or non-U.S. law.
No ruling has been or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Merger described below. If the IRS contests a conclusion set forth herein, no assurance can be given that a shareholder of the Company would ultimately prevail in a final determination by a court.
THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY SHAREHOLDER. EACH SHAREHOLDER IS ENCOURAGED TO CONSULT ITS TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE MERGER IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND ANY CONSIDERATION ARISING UNDER U.S. FEDERAL NON-INCOME TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.
U.S. Holders
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares (including a holder of ADSs) that is, for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;
•
a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust (a) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (b) if a valid election is in effect under applicable U.S. Treasury regulations to treat the trust as a domestic trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of Shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations of the Merger.
Sale of Shares
The receipt of cash by a U.S. Holder in exchange for Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, subject to the discussion under “Passive Foreign Investment Company” below, such U.S. Holder’s gain or loss will be equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Merger. A U.S. Holder’s adjusted tax basis generally will equal the amount that such U.S. Holder paid for such Shares. Subject to the discussion under “Passive Foreign Investment Company” below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder’s holding period in such Shares is more than one year at the time of the completion of the Merger. A reduced tax rate on capital gain generally will apply to long-term capital gain of certain non-corporate U.S. Holders, including individuals. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such holder must determine its adjusted tax basis and holding period separately with respect to each block of the Shares.
Gain, if any, realized by a U.S. Holder on the receipt of cash in exchange for Shares pursuant to the Merger generally will be treated as U.S. source income for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their receipt of cash in exchange for Shares pursuant to the Merger.
Passive Foreign Investment Company
A non-U.S. corporation generally will be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either (i) 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, annuities and certain royalties, rents and the excess of gains over losses from the disposition of assets which produce passive income) or (ii) the average value of its assets that produce passive income or are held for the production of passive income is at least 50% of the total value of its assets. If a non-U.S. corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, the non-U.S. corporation generally is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If a U.S. Holder has owned Shares for any prior taxable year in which the Company was classified as a PFIC, the Shares generally will continue to be treated as shares in a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns Shares, regardless of whether the Company continues to meet the tests described above (including if the Company is not classified as a PFIC for the taxable year in which the Merger occurs).
A U.S. Holder of shares in a PFIC will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis, although the adverse U.S. federal income tax consequences to such U.S. Holder may be mitigated if such U.S. Holder makes a valid, timely “mark-to-market election” under Section 1296 of the Code (a “mark to market election”), as described below, with respect to such Shares for the taxable year in which such U.S. Holder’s holding period begins or a valid, timely qualified electing fund election under Section 1295 of the Code (a “QEF Election”), as described below. U.S. Holders who have made a mark-to-market election would have been required to recognize as ordinary income or loss each year an amount equal to the difference, as of the close of the taxable year, between the fair market value of the Shares and the U.S. Holder’s adjusted tax basis in the Shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the mark-to-market election for prior taxable years.
Based on certain estimates of the Company’s gross income and gross assets and the nature of the Company’s business, we believe, and this discussion assumes, that we were classified as a PFIC for U.S. federal income tax purposes for prior taxable years, and furthermore expect to be classified, and U.S. Holders should assume that we will be classified, as a PFIC for the current taxable year; however, because the determination depends on the relative values of our assets and their characterization as passive or non-passive, there can be no assurance that the Company will be considered a PFIC for the current taxable year.
Assuming we are classified as a PFIC in any year during which a U.S. Holder held Shares and a U.S. Holder has not previously made a mark-to-market election (under which such holder’s Shares were marked to market annually) or the QEF Election described below, then the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including gain that the U.S. Holder recognizes on the receipt of cash in exchange for Shares pursuant to the Merger. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder held its Shares (which interest charge is not deductible by non-corporate U.S. Holders) and the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before the Company became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to such interest charge). If a valid, timely QEF Election is in effect for a U.S. Holder’s entire holding period, any gain or loss recognized generally will be capital gain or loss on the sale or other taxable disposition of such Shares and will be long-term capital gain or loss if the Shares have been held for more than one year. The deductibility of capital losses is subject to limitations. Special rules apply to a U.S. Holder that has made a QEF Election if such QEF Election is not in effect for the U.S. Holder’s entire holding period, and such a U.S. Holder should consult its tax advisers regarding the considerations of the Merger to them.
A U.S. Holder that made a valid, timely mark-to-market election with respect to its Shares generally would recognize ordinary income or, to the extent of the net amount of previously included income as a result of the mark-to-market election, loss on the sale or other taxable disposition of such U.S. Holder’s Shares. Any loss recognized in excess of the net amount previously included as income as a result of the mark-to-market election generally will be capital loss and will be long-term capital loss if the Shares have been held for more than one year. The deductibility of capital losses is subject to limitations. The U.S. Holder’s tax basis in its Shares would be adjusted to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election.
A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.
Foreign Financial Asset Reporting
Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Shares, including the application of the rules to their particular circumstances.
Information Reporting and Backup Withholding
Information reporting and backup withholding (at a current rate of 24%) may apply to the proceeds received by a shareholder of the Company pursuant to the Merger. Backup withholding generally will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on IRS Form W-9 or otherwise establishes an exemption from backup withholding. If a U.S. Holder does not provide its correct taxpayer identification number on IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the shareholder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

CERTAIN MATERIAL BERMUDA TAX CONSEQUENCES OF THE MERGER
There is currently no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or its shareholders in respect of the shares of the Company, other than shareholders ordinarily resident in Bermuda. Further, no such tax is imposed by withholding or otherwise on any payment to be made to or made by the Company. An assurance has been received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 31, 2035 be applicable to the Company or to any of its operations or to the shares, debentures or other obligations of the Company except the assurance shall not be construed so as to prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda, and to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 in Bermuda or otherwise payable in relation to any land leased to the Company.

WHERE YOU CAN FIND MORE INFORMATION
The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of NYSE require us to file this proxy statement or any proxy solicitation materials accompanying this proxy statement on Schedule 14A or 14C in connection with the special meeting. The Company is soliciting proxies in connection with the special meeting in accordance with applicable rules and regulations of Bermuda.
We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, and special reports, and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.
You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations — SEC Filings” section of our website at http://www.flyleasing.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.
Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s Annual Report on Form 20-F filed with the SEC on March 1, 2021 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC since December 31, 2020 are incorporated herein by reference.
We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.
Requests for copies of our filings by regular mail should be directed to Georgeson LLC, 1290 Avenue of the Americas, 9th Floor, New York, New York 10104, USA, or by telephone toll-free at 1-888-877-5360 or outside the U.S. at +1-781-575-2137.
THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE SPECIAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.
THIS PROXY STATEMENT IS DATED MAY 10, 2021. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE OR SUCH EARLIER DATE AS OTHERWISE EXPRESSLY REFERENCED HEREIN, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements and discussion in this proxy statement, the documents attached hereto and the documents incorporated by reference into this proxy statement contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this proxy statement that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Without limiting the generality of the preceding sentence, certain statements contained in the sections entitled “The Merger — Background of the Merger,” “The Merger — Reasons for the Merger and Recommendation of the Special Committee and the Board,” “The Merger — Opinion of the Special Committee’s Financial Advisor” and “The Merger — Certain Forecasts” may also constitute forward-looking statements. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of these factors. The extent to which the COVID-19 pandemic ultimately impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020.
Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

ANNEX A
Bye-Law Amendment
The Bye-laws of the Company shall be amended as follows:
Delete existing Bye-law 73 under the heading “BUSINESS COMBINATIONS” in its entirety and insert new Bye-law 73 as follows:
73. Amalgamations or Mergers
73.1.
Subject to Bye-law 73.2, the Company shall not engage in any amalgamation or merger unless such amalgamation or merger has been approved by a resolution of the Members including the affirmative votes of at least 66% of all votes attaching to all shares in issue entitling the holder to attend and vote on such resolution.

73.2.
Bye-law 73.1 shall not apply in respect of any amalgamation or merger approved by the Board, and in respect of any amalgamation or merger approved by the Board which the Act requires to be approved by the Members, the necessary general meeting quorums and Members’ approval shall be as set out in Bye-laws 27 and 29.

A-1

ANNEX B
AGREEMENT AND PLAN OF MERGER

among

CARLYLE AVIATION ELEVATE LTD.,

CARLYLE AVIATION ELEVATE MERGER SUBSIDIARY LTD.,

and

FLY LEASING LIMITED

Dated as of March 27, 2021

B-i

B-ii

B-iii

INDEX OF DEFINED TERMS
Definition	Location
Acquisition Proposal	5.4(i)(i)
Action	3.9
ADR	2.4(b)
ADS	Recitals
Adverse Recommendation Change	5.4(d)
Affiliate	8.3(a)
Agreement	Preamble
Aircraft	8.3(b)
Alternative Acquisition Agreement	5.4(d)
Anti-Corruption Laws	8.3(c)
Anti-Money Laundering Laws	8.3(d)
Antitrust Law	5.7(g)
Assignment and Assumption Agreement	Recitals
BBAM	8.3(e)
BBAM Agreement	Recitals
Benefit Plan	3.11
Bermuda Companies Act	Recitals
Book-Entry Shares	2.4(b)
Business Day	8.3(f)
Bye-law Amendment	Recitals
Certificate of Merger	1.3
Certificates	2.4(b)
Change of Control Consent Solicitation	5.17
Change of Control Offer	5.17
Closing	1.2
Closing Date	1.2
Code	2.5
Company	Preamble
Company Board	Recitals
Company Bye-laws	3.1(b)
Company Charter	3.1(b)
Company Disclosure Letter	Article III
Company Incentive Plan	2.2(a)
Company Merger Vote Matters	3.3
Company Recommendation	5.5(b)
Company Registered IP	3.20(a)
Company SAR	2.2(a)
Company SEC Documents	3.5(a)
Company Shareholder Approval	3.3
Company Shareholders Meeting	5.5(b)
Confidentiality Agreement	5.6(b)
Contract	3.4(a)
control	8.3(g)
COVID-19	8.3(h)
Customary Agreement	3.14(f)
Debt Financing	8.3(i)
Debt Tender Offer	5.17
Deposit Agreement	2.7
Depositary	2.7
B-iv

Definition	Location
Dissenting Shareholder	2.6(a)
Dissenting Shares	2.6(a)
DTC	2.4(d)
DTC Payment	2.4(d)
Effective Time	1.3
Engine	8.3(j)
Environmental Laws	3.13(c)(i)
Environmental Permits	3.13(c)(ii)
ERISA	3.11
Exchange Act	3.4(b)
Excluded Share	8.3(k)
Existing Indenture	5.17
Existing Notes	5.17
Export Controls	8.3(l)
Financing Sources	8.3(m)
GAAP	3.5(b)
Governmental Entity	3.4(b)
Indemnified Parties	5.10(a)
Intellectual Property	3.20(c)
Intervening Event	5.4(h)(ii)
knowledge	8.3(n)
Law	3.4(a)
Lease	8.3(o)
Lease Documents	8.3(p)
Lessee	8.3(q)
Lessee Furnished Equipment	8.3(r)
Liens	3.2(a)
Limited Guarantee	Recitals
Management Agreement	Recitals
Manager	Recitals
Manager Shares	3.2(a)
Manuals and Technical Records	8.3(s)
Material Adverse Effect	8.3(t)
Material Contract	3.17(a)
Materials of Environmental Concern	3.13(c)(iii)
Merger	Recitals
Merger Application	1.3
Merger Consideration	2.1(a)
Merger Sub	Preamble
OFAC	8.3(u)
Offering Documents	8.3(v)
Parent	Preamble
Parent Material Adverse Effect	4.1(a)
Paying Agent	2.4(a)
Payment Fund	2.4(a)
Permits	3.10
Permitted Encumbrance	8.3(w)
Person	8.3(x)
Proxy Statement	3.7
Public Health Measures	8.3(y)
B-v

Definition	Location
Registrar	1.3
Representatives	5.4(a)
Sanctioned Country	8.3(z)
Sanctioned Person	8.3(aa)
Sanctions	8.3(bb)
SASOF Funds	Recitals
SEC	3.5(a)
Securities Act	3.5(a)
Share	Recitals
Special Committee	Recitals
Statutory Merger Agreement	8.3(cc)
Subsidiary	8.3(dd)
Superior Proposal	5.4(i)(iii)
Surviving Company	1.1
Takeover Laws	3.21
Tax Returns	3.14(q)(ii)
Taxes	3.14(q)(i)
Tendered Notes	5.17
Termination Date	7.1(b)(i)
Termination Fee	7.3(b)
Transactions	Recitals
Voting Agreement	Recitals
Withholding Agent	2.5
Exhibit A	Bye-law Amendment
Exhibit B	BBAM Agreement
Exhibit C	Statutory Merger Agreement
B-vi

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 27, 2021, by and among CARLYLE AVIATION ELEVATE LTD., an exempted company incorporated in the Cayman Islands with limited liability (“Parent”), CARLYLE AVIATION ELEVATE MERGER SUBSIDIARY LTD., a Bermuda exempted company and a wholly-owned Subsidiary of Parent (“Merger Sub”), and FLY LEASING LIMITED, a Bermuda exempted company (the “Company”).
RECITALS
WHEREAS, the parties hereto desire to effect a business combination, upon the terms and subject to the conditions set forth in this Agreement, through the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company and a wholly owned, direct subsidiary of Parent (the “Merger”);
WHEREAS, in connection with the Merger, each common share, par value $0.001 per share, of the Company (each, a “Share”, which term shall include, except as otherwise provided in this Agreement, each Share represented by an American Depositary Share, each of which represents one Share (each, an “ADS”)), that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and the Statutory Merger Agreement and in accordance with the Companies Act 1981 of Bermuda, as amended (the “Bermuda Companies Act”);
WHEREAS, the board of directors of the Company (the “Company Board”) has established a special committee of the Company Board consisting solely of independent and disinterested directors of the Company (the “Special Committee”) to, among other things, review and evaluate this Agreement, the Statutory Merger Agreement, the BBAM Agreement, the Assignment and Assumption Agreement, and the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and to make a recommendation to the Company Board with respect thereto;
WHEREAS, the Company Board (acting upon the unanimous recommendation of the Special Committee) has, unanimously among those voting, adopted resolutions approving the Transactions and this Agreement, determined that the Merger Consideration constitutes fair value for the Shares in accordance with the Bermuda Companies Act, determined that this Agreement, the Statutory Merger Agreement, the BBAM Agreement, the Assignment and Assumption Agreement, and the consummation of the Transactions are advisable and in the best interest of the Company and its shareholders, and resolved, subject to Section 5.4, to recommend that the Company’s shareholders vote to approve and adopt (i) an amendment to the Company Bye-laws in the form attached hereto as Exhibit A (the “Bye-law Amendment”) and (ii) immediately following approval and adoption of the Bye-law Amendment, this Agreement, the Statutory Merger Agreement and the Transactions;
WHEREAS, the board of directors of Parent has unanimously adopted resolutions approving the Transactions and this Agreement, the BBAM Agreement and the Voting Agreement and determined that the consummation of the Transactions is advisable and in the best interest of Parent and its sole shareholder;
WHEREAS, the board of directors of Merger Sub has unanimously adopted resolutions approving the Transactions, this Agreement and the Statutory Merger Agreement, determined that the Merger Consideration constitutes fair value for the Shares in accordance with the Bermuda Companies Act and that the consummation of the Transactions is advisable and in the best interest of Merger Sub, and resolved to recommend that Parent as Merger Sub’s sole shareholder approve and adopt this Agreement, the Statutory Merger Agreement, and the Transactions;
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions to the Merger as specified herein;
WHEREAS, concurrently with the execution of this Agreement, and as a condition to the Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, BBAM is entering into an agreement with the Company and an Affiliate of Parent in the form attached hereto as Exhibit B (the “BBAM Agreement”) pursuant to which, among other things, at the Effective Time (i) Parent shall pay Fly Leasing Management Co. Limited, a Bermuda exempted company (the “Manager”), on behalf of the Company, the fee specified in Section 7(b) of the BBAM Agreement, (ii) the Amended and Restated Fly Management Agreement, dated as of December 28, 2012, by and between the Company and Manager, as amended to date (the “Management

Agreement”), shall automatically terminate, and (iii) the Company shall, subject to Section 42 of the Bermuda Companies Act, repurchase all Manager Shares for their par value;
WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and material inducement to enter into this Agreement, SASOF V LP and SASOF Offshore V LP (collectively, “SASOF Funds”) have delivered a limited guarantee in favor of the Company (the “Limited Guarantee”), pursuant to which SASOF Funds have irrevocably guaranteed the payment, performance and discharge of the obligations of Parent and Merger Sub under this Agreement;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, certain shareholders of the Company have entered into a voting and support agreement in favor of Parent (the “Voting Agreement”), whereby such shareholders have agreed to vote in favor of, and support the consummation of, the Merger, on the terms and conditions set forth therein; and
WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and BBAM have entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”), pursuant to which the Company shall assign to BBAM, and BBAM shall assume, all of the Company’s rights and obligations under certain contracts with AirAsia Group Berhad and its affiliates, on the terms and conditions set forth therein.
AGREEMENT
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE MERGER
Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, and in accordance with Section 104H of the Bermuda Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company. Upon the effectiveness of the Merger, the corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company, as per Section 104H of the Bermuda Companies Act, in the Merger (the “Surviving Company”) and a wholly-owned, direct subsidiary of Parent.
Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, NY 10166-0193, unless another date, time or place is agreed to in writing by Parent and the Company; provided, that the Closing may occur remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing, and the parties shall cooperate in connection therewith. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”
Section 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, the parties will on or prior to the Closing Date (a) prepare, execute and deliver the Statutory Merger Agreement, (b) cause an application for registration of the Merger and the Surviving Company (the “Merger Application”) to be prepared, executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Bermuda Companies Act, accompanied by the documents required by Section 108(2) of the Bermuda Companies Act and (c) cause to be included in the Merger Application a confirmation that the Company is to be registered as the surviving company under the Bermuda Companies Act pursuant to the Merger and a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed upon by the Company and Parent and set forth in the Merger Application. The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar or such other time and date as the Certificate of Merger shall provide (such time and date, the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Statutory Merger Agreement and in Section 109(2) of the Bermuda Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub (including, without limitation, the obligation to pay the appraised fair value of the Dissenting Shares as required by Section 106(6B) of the Bermuda Companies Act in accordance with Section 2.6(a)) shall become the debts, liabilities and duties of the Surviving Company.
Section 1.5 Memorandum of Association; Bye-laws. The memorandum of association of the Company as in effect immediately prior to the Effective Time shall be the memorandum of association of the Surviving Company, until thereafter changed or amended as provided therein or by applicable Law (subject to Section 5.10). The bye-laws of the Surviving Company shall, at the Effective Time, by virtue of the Merger and without any further action, be amended and restated to be in the form of the bye-laws of Merger Sub as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company (subject to Section 5.10). The parties shall take all actions reasonably necessary so that immediately after the Effective Time the name of the Surviving Company shall be Fly Leasing Limited.
Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed.
Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed.
ARTICLE II
EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT COMPANIES;
EXCHANGE OF CERTIFICATES
Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock (or share capital) of the Company, Parent or Merger Sub:
(a) Each Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted automatically into and shall thereafter represent the right to receive $17.05 in cash (the “Merger Consideration”), without interest, and subject to deduction for any required withholding Tax in accordance with Section 2.5. For the avoidance of doubt, because each ADS represents one (1) Share, each ADS that is issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares or Dissenting Shares) shall, from and after the Effective Time, only represent the right to receive the Merger Consideration from the Depositary pursuant to the terms and conditions set forth in the Deposit Agreement. As of the Effective Time, all Shares shall no longer be issued and outstanding and shall be automatically canceled, and shall cease to exist, having been converted by virtue of the foregoing only into (except for Excluded Shares, which shall be governed by Section 2.1(b) and for Dissenting Shares, which shall be governed by Section 2.6) the right to receive the Merger Consideration to be paid in accordance with Section 2.4, without interest.
(b) Each Share held in the treasury of the Company or owned, directly or indirectly, by the Company, Parent, Merger Sub or any wholly-owned Subsidiary of the Company immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) shall automatically be canceled and shall cease to exist, without any repayment of capital in respect thereof, and no consideration shall be delivered in exchange therefor, and any Shares that were reserved for issuance by the Company including, for the avoidance of doubt, Shares reserved for issuance upon exercise of Company SARs, shall be released and shall no longer be so reserved.
(c) Each common share, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable common share, par value $0.0001 per share, of the share capital of the Surviving Company.

(d) If at any time during the period between the date of this Agreement and the Effective Time, any change in the issued and outstanding shares of the share capital of the Company, or securities convertible into or exchangeable into or exercisable for shares of such share capital, shall occur as a result of any reclassification, recapitalization, stock or share split (including a reverse stock or share split) or subdivision or combination, consolidation, exchange or readjustment of shares, or any share dividend or share distribution with a record date during such period, merger, amalgamation or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change.
Section 2.2 Treatment of Stock Appreciation Rights.
(a) At the Effective Time, each stock appreciation right (each, a “Company SAR”) granted under the Company’s 2010 Omnibus Incentive Plan (the “Company Incentive Plan”) or otherwise that is outstanding immediately prior to the Effective Time shall be canceled and, in exchange therefor, the Surviving Company shall pay to each former holder of any such canceled Company SAR as soon as practicable following the Effective Time an amount in cash (without interest, and subject to deduction for any required withholding Tax in accordance with Section 2.5) equal to the product of (i) the excess of the Merger Consideration over the applicable exercise price of such Company SAR and (ii) the number of Shares subject to such Company SAR; provided, that if the exercise price of any such Company SAR is equal to or greater than the Merger Consideration, such Company SAR shall be canceled without any cash payment being made in respect thereof. To the extent not previously terminated, at the Effective Time, the Company Incentive Plan shall be terminated.
(b) Prior to the Effective Time, the Company shall take all actions necessary to effectuate the provisions of this Section 2.2.
Section 2.3 Treatment of Manager Shares. Subject to Section 42 of the Bermuda Companies Act, at the Effective Time, concurrently with Parent paying Manager, on behalf of the Company, the fee specified in Section 7(b) of the BBAM Agreement and the termination of the Management Agreement, the Company shall repurchase all Manager Shares for their par value in accordance with the terms of the BBAM Agreement and the Company Bye-laws and, upon such repurchase, the Manager Shares shall be canceled, shall not be re-issued and the amount of the Company’s issued share capital shall be diminished by the nominal value of the Manager Shares with the repurchase of the Manager Shares under Section 42 of the Bermuda Companies Act not reducing the amount of the Company’s authorized share capital.
Section 2.4 Exchange and Payment.
(a) Prior to the Effective Time, Parent shall enter into an agreement (in a form reasonably acceptable to the Company) with the Company’s transfer agent to act as agent for the shareholders of the Company in connection with the Merger (the “Paying Agent”) to receive the Merger Consideration to which shareholders of the Company shall become entitled pursuant to this Article II. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to pay the aggregate Merger Consideration in accordance with Section 2.1(a) and make all payments pursuant to Section 2.2(a) (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to Section 2.1(a) and Section 2.2(a), except as provided in this Agreement. The Surviving Company shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Shares for the Merger Consideration and other amounts contemplated by this Article II. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares and Dissenting Shares) and (y) the Merger Consideration, and (B) the Depositary will distribute the Merger Consideration to each holder of ADSs (other than ADSs representing Excluded Shares and Dissenting Shares) upon surrender by them of the ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary in accordance with Section 2.5) due to or incurred by the Depositary in connection with distribution of the Merger Consideration to holders of ADSs and the cancellation of ADSs. No interest shall be paid or will accrue on any amount payable in respect of the Shares (including ADSs) pursuant to the provisions of this Article II.
(b) Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Surviving Company shall cause the Paying Agent or Depositary, as applicable, to mail to each holder of record of an issued and outstanding certificate or outstanding certificates (“Certificates”, which term shall include, except as otherwise provided in this Agreement, any physical certificated American Depositary Receipts (each, an “ADR”) representing an ADS) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1(a), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent or Depositary, as applicable) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration payable with respect thereto pursuant to Section 2.1(a). Upon surrender of a Certificate to the Paying Agent or Depositary, as applicable, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent or Depositary, as applicable, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate (subject to deduction for any required withholding Tax in accordance with Section 2.5), and the Certificate so surrendered shall forthwith be canceled. Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Paying Agent or Depositary, as applicable, shall issue and deliver to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”, which term shall include, except as otherwise provided in this Agreement, each ADS represented by book entry), a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.1(a) in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal to the Paying Agent or Depositary, and such Book-Entry Shares shall then be canceled. No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates or Book-Entry Shares.
(c) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.
(d) Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.
(e) All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the register of members of the Company shall be closed and there shall be no further registration of transfers on the register of members of the Surviving Company of the Shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the

Surviving Company, the Paying Agent or Depositary, as applicable, for transfer or transfer is sought for Book-Entry Shares, such request for transfer of Certificates or Book-Entry Shares shall be denied as all Shares shall have already been canceled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.
(f) The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis; provided, that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. If for any reason (including investment losses) the cash in the Payment Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder (but subject to Section 2.5), Parent shall promptly deposit cash into the Payment Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall be payable to the Surviving Company.
(g) At any time following the date that is 12 months after the Effective Time, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto and including the proceeds of any investment thereof) which have been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to Parent or the Surviving Company (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificate or Book-Entry Shares.
(h) (i) If any Certificate (excluding any ADR) shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if necessary, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.
(ii) If any ADR shall have been lost, stolen or destroyed, Parent and the Surviving Company shall use reasonable best efforts to cause the Depositary to take such actions as are necessary or appropriate pursuant to the terms of Section 2.8 of the Deposit Agreement (whether the agreement is still in force or not) in respect of such lost, stolen or destroyed ADR.
(i) None of Parent, Merger Sub, the Surviving Company or the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to the Surviving Company or a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered before such date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such cash in respect of such Certificate shall, to the extent permitted by Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.
Section 2.5 Withholding Rights. Parent, the Surviving Company or the Paying Agent (as applicable, the “Withholding Agent”) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares, Manager Shares, Company SARs or otherwise pursuant to this Agreement such amounts as the Withholding Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law, including Irish tax, payroll (PAYE) and social security (PRSI) law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Withholding Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If the Withholding Agent determines that any amounts are required to be deducted or withheld (other than any deduction or withholding with respect to any payments constituting compensation for services for tax purposes or any backup withholding), the Withholding Agent shall use commercially reasonable efforts to, prior to deducting or withholding such amounts, notify the applicable Person in respect of which such deduction and withholding is to be made and shall reasonably cooperate in good faith to establish or obtain any exemption from or reduction in the amount of any withholding that otherwise would be required.
Section 2.6 Dissenting Shares.
(a) Notwithstanding anything in this Agreement to the contrary, any Shares, excluding Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time that are held by any registered holder of Shares who (i) did not vote in favor of the Merger (ii) complied with all of the provisions of the Bermuda Companies Act concerning the right of holders of Shares to require appraisal of such holder’s Shares pursuant to Section 106(6) of the Bermuda Companies Act (any such holder, a “Dissenting Shareholder” and such Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as described in Section 2.1(a), but shall be cancelled and converted into the right to receive the fair value thereof, as appraised by the Supreme Court of Bermuda under Section 106 of the Bermuda Companies Act which, if paid following the Effective Time, will be paid by the Surviving Company. Pursuant to Section 106(6C), no appeal shall lie from an appraisal by the Supreme Court of Bermuda under Section 106 of the Bermuda Companies Act.
(b) In the event that a Dissenting Shareholder fails to perfect, effectively withdraws or otherwise waives any right to appraisal under Section 106(6) of the Bermuda Companies Act, its Shares shall be cancelled and converted as of the Effective Time into the right to receive the Merger Consideration for each such Dissenting Share.
(c) The Company will give Parent (i) prompt notice of (A) any demands for appraisal of Dissenting Shares or withdrawals of such demands received by the Company and any other written instruments received by the Company relating to dissenter or appraisal rights in relation to any of the Shares, and (B) to the extent that the Company has knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares; and (ii) to the extent permitted by applicable Law, the right to participate with the Company in any and all negotiations and proceedings with respect to any demands for appraisal pursuant to the Bermuda Companies Act in respect of Dissenting Shares. The Company shall not, except with the prior written consent of Parent or as otherwise required by an order of a Governmental Entity of competent jurisdiction, approve any withdrawal, voluntarily make any payment with respect to any demands for appraisal, settle (or offer to settle) any demands for appraisal or waive any shareholder’s failure to take any action (or omit to take any action) in order to exercise or perfect such Person’s right to appraisal. Payment of any amount payable to holders of Dissenting Shares shall be the obligation of the Surviving Company.
Section 2.7 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Deutsche Bank Trust Company Americas (the “Depositary”) to terminate the deposit agreement by and among the Company, the Depositary and all Holders and Beneficial Owners (as defined thereunder) of ADSs evidenced by ADRs issued thereunder, as the same may be further amended from time to time (the “Deposit Agreement”), in accordance with its terms.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as disclosed or reflected in the Company SEC Documents filed with or furnished to the SEC on or after June 1, 2018 and prior to the date of this Agreement (for the avoidance of doubt, including any documents incorporated by reference into such documents, but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:
Section 3.1 Organization, Standing and Power.
(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as has not had and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.
(b) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s Memorandum of Association (the “Company Charter”) and Amended and Restated Bye-Laws (the “Company Bye-laws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bye-Laws in any material respect.
Section 3.2 Capital Stock.
(a) The authorized share capital of the Company consists of (i) 499,999,900 Shares and (ii) 100 shares, par value $0.001 per share, authorized pursuant to Section 4.1(b) of the Company Bye-laws (the “Manager Shares”). As of March 24, 2021 (w) 30,481,069 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (x) 0 Shares were held in treasury, (y) 100 Manager Shares were outstanding, and (z) 4,825 Company SARs were outstanding and exercisable at a weighted average exercise price of $12.28 per share. Except as set forth above, and except for changes since March 24, 2021 resulting from the exercise of Company SARs outstanding on such date, as of the date of this Agreement, (A) there are no outstanding or authorized (1) shares of the share capital or other voting securities of the Company, (2) securities of the Company convertible into or exchangeable for shares of the share capital or voting securities of the Company or (3) options or other rights to acquire from the Company, and no obligation of the Company to issue, any share capital, stock, voting securities or securities convertible into or exchangeable for share capital, stock or voting securities of the Company or (4) bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matters on which shareholders may vote in relation to the Company or any of its Subsidiaries, (B) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any share capital, stock, voting securities or securities convertible into or exchangeable for share capital, stock or voting securities of the Company or any of its Subsidiaries and (C) there are no other options, other equity-based awards, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to or convertible into the issued or unissued share capital, stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party. Since March 24, 2021 through the date of this Agreement, the Company has not declared, set aside, made or paid to its shareholders, dividends or other distributions on the outstanding shares of its share capital and the Company Board has not approved or adopted any resolutions with respect to the foregoing. Each of the outstanding shares of capital stock or share capital of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances (collectively, “Liens”) of any nature whatsoever, other than Permitted Encumbrances, and except where any such failure to own any such shares free and clear has not had and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect. Section 3.2 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company and its jurisdiction of incorporation or organization. None of the Shares are held by the Company’s Subsidiaries.

(b) Except for the Company Incentive Plan, neither the Company nor any of the Company’s Subsidiaries have ever adopted, sponsored or maintained any stock or share option plan or any other plan or agreement providing for equity or equity-related compensation to any Person. Each Company SAR was originally granted in compliance with applicable Law, including Section 409A of the Code, the terms of the Company Incentive Plan, and with an exercise price at least equal to the fair market value of a Share on the date of grant. The terms of the Company Incentive Plan and the applicable agreements for each Company SAR allow for the treatment of the Company SARs, as applicable, as provided in this Agreement, without the consent or approval of the holders of such securities or any other Person. The Company Incentive Plan, and each award granted thereunder, was operated and administered in compliance with all applicable Laws, including the Code.
Section 3.3 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). The Special Committee has been duly authorized and constituted and at a meeting duly called and held has unanimously recommended that the Company Board approve and declare advisable this Agreement, the Statutory Merger Agreement and the Transactions upon the terms and subject to the conditions set forth in this Agreement. As of the date hereof, the Company Board (acting upon the unanimous recommendation of the Special Committee) has, unanimously among those voting, approved and declared advisable this Agreement and the Transactions and, subject to Section 5.4, has resolved to recommend that the Company’s shareholders approve this Agreement, the Statutory Merger Agreement and the Merger. The vote in favor of the approval and adoption of the Bye-law Amendment by a majority of the votes cast by holders of Shares present or represented by proxy and voting at the Company Shareholders Meeting at which two or more persons are present in person at the start of such Company Shareholders Meeting and representing in person or by proxy in excess of 25% of the total issued voting Shares in relation to approving the Bye-law Amendment, and, immediately following the approval and adoption of the Bye-law Amendment, this Agreement, the Statutory Merger Agreement and the Merger (collectively, the “Company Merger Vote Matters”) by a majority of the votes cast by holders of Shares and the Manager Shares (voting together) present or represented by proxy and voting at the Company Shareholders Meeting at which two or more persons are present in person at the start of such Company Shareholders Meeting and representing in person or by proxy in excess of 25% of the total issued voting Shares and Manager Shares (voting together) in relation to approving the Company Merger Vote Matters (collectively, the “Company Shareholder Approval”) are the only votes of any class or series of the Company’s share capital that is necessary pursuant to applicable Law, the Company Charter or the Company Bye-laws to approve the Company Merger Vote Matters.
Section 3.4 No Conflict; Consents and Approvals.
(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, do not and will not (i) conflict with or violate the Company Charter or Company Bye-laws or the equivalent organizational documents of any of its Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment or decree (collectively, “Law”) applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, suspension, cancellation, non-renewal, amendment or acceleration of, or result in the creation of any Lien upon any Permit or any of the respective properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court commission, or other governmental body (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) any filings required under the applicable requirements of any Antitrust Laws, including in the jurisdictions set forth in Section 3.4(b) of the Company Disclosure Letter, (iii) such filings as necessary to comply with the applicable requirements of the New York Stock Exchange, (iv) such filings with the Bermuda Monetary Authority as necessary in order to obtain exchange control permission to permit the Parent to become the sole member of the Surviving Company pursuant to the Bermuda Exchange Control Act 1972, and applicable regulations, (v) the notification to the Bermuda Monetary Authority of the Merger and change in beneficial ownership of the Company and its Subsidiaries which are incorporated in Bermuda and similar notifications for the change in beneficial ownership of the Company and its Subsidiaries, other than in Bermuda, as applicable, (vi) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act as contemplated under Section 1.3, (vii) any filings that may be required by reason of Parent’s participation in the Transactions, and (viii) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 3.5 SEC Reports; Financial Statements.
(a) The Company has timely filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2019 (all such forms, reports, statements, certificates and other documents filed since January 1, 2019 and prior to the date hereof, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(b) The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC, complied, as of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations, changes in shareholders’ equity and cash flows for the periods indicated. The unaudited consolidated quarterly financial statements of the Company (including any related notes thereto) included in the Company’s Reports on Form 6-K filed with the SEC since January 1, 2019, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the

SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments). As of the date hereof, there are no outstanding or unresolved written comments from the SEC with respect to the Company SEC Documents.
(c) The Company has established and maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. Such disclosure controls and procedures are designed to be effective in timely alerting such individuals to material information required to be included in the Company’s periodic reports under the Exchange Act and ensure that the information required to be disclosed in the Company SEC Documents is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. The Company and its Subsidiaries maintain internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of it or its subsidiaries or accountants or BBAM (including all means of access thereto and therefrom) and are held or maintained in such places as may be required under all applicable Laws. The Company has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
(d) The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.
Section 3.6 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature whatsoever, whether or not accrued, absolute, contingent or otherwise, and whether or not required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC prior to the date of this Agreement, (b) incurred in the ordinary course of business since December 31, 2020, (c) which have been discharged or paid in full prior to the date of this Agreement, (d) incurred pursuant to the transactions contemplated by this Agreement and (e) that have not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.
Section 3.7 Certain Information. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.
Section 3.8 Absence of Certain Changes or Events. Since December 31, 2020 through the date of this Agreement, (i) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business in all material respects and (ii) there has not been (x) any event, change, circumstance, state of facts, condition, action or effect, alone or in combination, that has had, or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, or (y) any event, change, circumstance, state of facts, condition, action, or effect that, if such event, change, circumstance, state of facts, condition, action or effect had occurred, existed or been taken during the period from the date of this Agreement through the Effective Time, would constitute or result in a breach of Section 5.1(b)(iii), (iv), (vi), (x), (xi), (xii), (xiii), (xiv), (xv), (xviii), (xix), or (xx), or Section 5.1(b)(xxi) solely to the extent that it relates to any of the foregoing sub-clauses of Section 5.1(b).
Section 3.9 Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) there is no suit, claim, action, arbitration, mediation or investigation, or proceeding, whether judicial, administrative, civil or criminal (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any present or former officer, director or employee thereof in his or her capacity as such or any person for whom it or its Subsidiaries may be liable or any of their respective properties by or before any Governmental Entity and (b) neither the Company nor any of its Subsidiaries nor any of their respective assets or properties is or are subject to any writs, judgment, order, injunction, rule or decree of any Governmental Entity.
Section 3.10 Compliance with Laws. Except with respect to ERISA, Environmental Laws, Materials of Environmental Concern, Taxes, Sanctions, Anti-Corruption Laws, Export Controls and Anti-Money Laundering Laws (which are the subject of Section 3.11, Section 3.13, Section 3.14 and Section 3.24, respectively), the Company and each of its Subsidiaries are in compliance with all Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except with respect to Environmental Laws (which are the subject of Section 3.13), the Company and its Subsidiaries have in effect all permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 3.11 Benefit Plans. Except for the Company Incentive Plan, the Company and its Subsidiaries do not sponsor, maintain, contribute and have no obligation or liability (contingent or otherwise) with respect to, any “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or any stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation or other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (a “Benefit Plan”). Neither the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event) (i) would reasonably be expected to accelerate the time of any payment or trigger any funding of any compensation or benefit due to any service providers of the Company or any of its Subsidiaries, or trigger any other obligation under the Company Incentive Plan or (ii) would reasonably be expected to result in any payment or benefit that could not be deductible under Section 280G of the Code.
Section 3.12 Labor Matters. Neither the Company nor any of the Company’s Subsidiaries have, or have ever had, any employees or any obligations or liabilities (whether contingent or otherwise) with respect to any employee or individual independent contractor, and no liabilities (whether contingent or otherwise) under any Law relating to labor and employment.
Section 3.13 Environmental Matters.
(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate; (ii) to the knowledge of the Company, there are no Materials of Environmental Concern at any property owned or operated by the Company or any of its Subsidiaries, except under circumstances that are not reasonably likely to result in liability of the Company or any of its Subsidiaries under any applicable Environmental Law; (iii) neither the Company nor any of its Subsidiaries has received any written request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such request for information concerning any such release or threatened release, to the extent such matter has been fully resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) neither the Company nor any of its Subsidiaries has received any written notice, claim or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened in writing.
(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.13 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.
(c) For purposes of this Agreement, the following terms shall have the meanings assigned below:
(i) “Environmental Laws” means all foreign, federal, state, or local laws, statutes, regulations, ordinances, codes, or decrees relating to protection of human health and the environment, including the ambient air, soil, surface water or groundwater, in effect as of the date of this Agreement.
(ii) “Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.
(iii) “Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act.
Section 3.14 Taxes. Except for failures, violations, inaccuracies, omissions or proceedings that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:
(a) all Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were, at the time of filing, true and complete;
(b) the Company and its Subsidiaries have timely paid any Tax due and payable by any of them (whether or not shown as due on any Tax Returns) or, where payment of any Tax is not yet due, made adequate provision for such Taxes in their financial statements in accordance with GAAP;
(c) no Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent;
(d) (I) there are no proceedings, audits, aspect queries or investigations pending or threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to any Tax, (II) no deficiency or proposed adjustment which has not been paid or resolved for any amount of Tax has been asserted or assessed in writing by any taxing authority, administrative body or court against the Company or of its Subsidiaries, and (III) neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment or collection of, any Tax (other than any automatic extension of the due date of a Tax Return), which extension is still in effect;
(e) the Company and each of its Subsidiaries have withheld all amounts required to have been withheld by them in connection with amounts paid or owed or deemed to be paid or owed to any Person, including in respect of any buyback, cancellation, repurchase or redemption of Shares or the Company’s debt or payment or deemed payment of any dividend, and all such withheld amounts have been timely paid to the appropriate Governmental Entity;
(f) neither the Company nor any of its Subsidiaries is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement, except for such an agreement or arrangement (I) exclusively between or among the Company and its Subsidiaries or (II) with customers, vendors, lessors or other third parties entered into in the ordinary course of business and not primarily related to Taxes (any agreement or arrangement described in clauses (I) or (II), a “Customary Agreement”);

(g) within the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code;
(h) no written claim has been made in the past three years by an authority or court in a jurisdiction where neither the Company nor any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries may be subject to taxation by that jurisdiction;
(i) neither the Company nor any of its Subsidiaries is or has been a member of any consolidated, combined, unitary or similar Tax group (other than a group the members of which are solely the Company and its Subsidiaries or any combination thereof) nor has any liability for Taxes of any other Person by operation of Law or as a transferee or successor under applicable Law;
(j) neither the Company nor any of its Subsidiaries has requested or received a Tax ruling or similar confirmation from any taxing authority or entered into any binding agreement relating to Taxes with any taxing authority;
(k) the Company is resident for tax purposes in Ireland and has not at any time been resident for tax purposes (including any double taxation agreement) in any jurisdiction other than Ireland, and neither the Company nor any of its Subsidiaries has a permanent establishment or otherwise has an office or fixed place of business in a country other than in its country of tax residency, its country of incorporation or Ireland;
(l) the Company is not engaged in a trade or business within the United States within the meaning of Section 864(b) of the Code;
(m) the Company qualifies for benefits under the income tax treaty between the United States and Ireland;
(n) with respect to Irish VAT: (I) the Company and each of its Subsidiaries have complied fully in all material respects with the terms of VAT legislation within the required time limits in both their jurisdiction of establishment and other jurisdictions, and (II) neither the Company nor any of its Subsidiaries incurred any VAT which it was not entitled to recover in full in the Tax Returns relating to VAT;
(o) where the Company or any of its Subsidiaries is claiming an Irish corporate tax deduction in respect of any interest expense (paid or accrued), whether under the general rules on tax deductibility or by reference to a specific relief or regime provided for in Irish tax law, each of the relevant conditions to qualify for such a deduction have been satisfied on an ongoing basis and no events have occurred which would adversely impact the ability to claim this deduction or give rise to a clawback of an interest deduction previously claimed;
(p) neither the Company nor any of its Subsidiaries has been a party to any transaction, scheme or arrangement which, or which included a step or steps which, served no purpose other than the avoidance of Tax for the purposes of Section 811C TCA 1997; and
(q) As used in this Agreement:
(i) “Taxes” means federal, state, provincial, local or foreign taxes or duties of whatever kind or nature (including withholding taxes and payroll taxes) imposed by a Governmental Entity, including all interest, surcharges, penalties and additions imposed with respect to such amounts.
(ii) “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms, claims for refund and information returns relating to Taxes, including any schedule or attachment thereto and extension request with respect thereto, and including any amended tax return.
Section 3.15 Aircraft and Leases.
(a) Section 3.15 of the Company Disclosure Letter lists each aircraft and aircraft engine owned (directly or indirectly) or leased by the Company or a Subsidiary of the Company as of the date hereof. Except as otherwise set forth in Section 3.15 of the Company Disclosure Letter, as of the date of this Agreement, the Company or a Subsidiary of the Company (i) is the sole legal and beneficial owner of, and has good and valid title to, each Aircraft and Engine and (ii) is the holder of a lessor’s interest in the

Aircraft under the applicable Lease Documents, with respect to each lease of an Aircraft to a Lessee (or an intermediary for the Lessee), which Aircraft and which interest under those Lease Documents are, in each case, to the knowledge of the Company, free and clear of all Liens, other than Permitted Encumbrances.
(b) Section 3.15 of the Company Disclosure Letter sets forth, as of the date of this Agreement, all outstanding purchase orders, sale contracts and other commitments made by the Company or a Subsidiary of the Company to purchase or sell aircraft, aircraft engines and/or parts.
(c) (A) True and complete copies of each Lease Document (including, for purposes of this Section 3.15(c), the leases and all other material agreements (including, without limitation, any assignments, novations, side letters, amendments, waivers, modifications, assignment of warranties, assignment of insurances or option agreements) delivered in connection with, or relating to, the lease of any Aircraft or Engine that the Company or a Subsidiary of the Company has committed to purchase) to which the Company or a Subsidiary of the Company is a party have been made available to Parent, (B) each such Lease Document is, and after the consummation of the transactions contemplated by this Agreement will continue to be, a valid and binding obligation of it and its Subsidiaries (to the extent they are parties thereto or bound thereby) enforceable against it and, to the knowledge of the Company, each other party thereto, in accordance with its terms and is in full force and effect, and it and each of its Subsidiaries (to the extent they are party thereto or bound thereby) and, to the knowledge of the Company, each other party thereto has performed in all material respects all obligations required to be performed by it under each Lease Document, except where such failure to be valid and binding or such non-performance has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, and (C) except as set forth in Section 3.15 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received written notice of any violation or default in respect of any material obligation under (or any condition which with the passage of time or the giving of notice or both would result in such a violation or default), or any intention to cancel, terminate, change the scope of rights and obligations under or not to renew, any Lease Document.
(d) To the knowledge of the Company, except as disclosed in Section 3.15 of the Company Disclosure Letter, no default or event of default has occurred and is continuing under any Lease Document due to a failure to maintain hull and liability insurance over any Aircraft pursuant to such Lease Document.
(e) Except for (i) claims for the return at the end of the Lease term of an Aircraft or Engine of security deposits paid by the Lessee under the applicable Lease Document, or (ii) maintenance-related claims, lease-end adjustment payments or other amounts required to be paid or contributed pursuant to the express terms of any Lease Document, to the knowledge of the Company there are no claims which have been or can be asserted by any Lessee or any other person against the Company, any Subsidiary of the Company, any Aircraft or any Engine arising out of the ownership, use, or operation of any Aircraft or Engine prior to the date of this Agreement. To the knowledge of the Company, Section 3.15 of the Company Disclosure Letter sets forth, by Lessee and Aircraft or Engine (where an Engine is not affiliated with an Aircraft), as the case may be, and by component as of the date five (5) Business Days prior to the date of this Agreement, the aggregate amount of additional rent paid by the Lessees under the Leases, less the aggregate of any amounts contributed to the Lessees in respect of qualifying maintenance events, such contributions being limited to the amount of additional rent paid by the Lessees at the date when the qualifying maintenance event commenced less amounts already contributed to the Lessees in respect of previous qualifying maintenance events and which were limited to the amounts of additional rent paid.
(f) To the knowledge of the Company, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Lessee has maintained and operated the applicable Aircraft or Engine in accordance with the terms of the applicable Lease, and (ii) no damage, destruction or other casualty loss or partial loss, nor an event which with the passage of time would result in damage, destruction or casualty loss, has occurred in respect of any Aircraft or Engine.
(g) To the knowledge of the Company, Section 3.15 of the Company Disclosure Letter lists, as of the date set forth therein, which such date shall not be greater than five (5) Business Days prior to the date of this Agreement (i) all failures by Lessees of the Company or any of its Subsidiaries to make any cash payment (whether rental, additional rent, maintenance reserves, or otherwise) required under a Lease Document that remains unpaid for more than (x) thirty (30) days and (y) sixty (60) days, in each case, after its respective due date, (ii) all notices of default delivered by the Company to any Lessees in the last sixty (60) days, (iii) all written requests by Lessees of the Company delivered to the Company in the last sixty (60) days for any amendment to any Lease Document, (iv) all Aircraft on ground owned (directly or beneficially) by the Company and whether the Aircraft is subject to a lease or not, and (v) all Aircraft owned (directly or beneficially) by the Company which is subject to a lease due to expire within twelve (12) months of the date hereof that is not subject to a new lease that is scheduled to commence within the same month as, or the month immediately following, the expiration of the current Lease.
Section 3.16 Aircraft Insurance. To the knowledge of the Company, as of the date of this Agreement, all certificates of insurance and reinsurance and broker’s letters of undertaking held by the Company or a Subsidiary of the Company with respect to each Aircraft, including, without limitation, commercial aviation, equipment leasing, contingent hull and liability insurance, have been made available to Parent. As of the date of this Agreement, to the knowledge of the Company, each insurance policy related to such certificates of insurance and reinsurance is in full force and effect, all premiums due and payable by the Company or any Subsidiary of the Company under each such policy have been timely paid, and neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination of such policy.
Section 3.17 Material Contracts.
(a) As of the date of this Agreement, except as set forth on Section 3.17 of Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract, or is a party to any letter of intent, memorandum of understanding or similar writing or instrument, other than this Agreement, the Limited Guarantee, the Assignment and Assumption Agreement, and the BBAM Agreement (i) that is required to be filed by it as a material contract pursuant to the requirements of Exhibit 4 of Form 20-F of the SEC that is not already filed with the SEC; (ii) except for special purpose provisions in any aircraft-owning entity, leasing intermediary or other special purpose entity, that limits or purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business; (iii) that creates a partnership, joint venture, strategic alliance or similar arrangement with respect to any material business or assets of the Company and its Subsidiaries, taken as a whole; (iv) that, individually or together with related contracts, provides for any acquisition, disposition, lease, license or use after the date of this Agreement of assets, services, rights or properties with a value or requiring annual fees in excess of $1,000,000; (v) that is a collective bargaining agreement; (vi) that involves or would reasonably be expected to involve aggregate payments by or to it and/or its Subsidiaries in excess of $1,000,000 in any twelve month period, except for any contract that may be cancelled without penalty or termination payments by it or its Subsidiaries upon notice of sixty (60) days or less; (vii) that has been entered into in the three years prior to the date hereof and includes an indemnification obligation of it or any of its Subsidiaries with a maximum potential liability in excess of $1,000,000, other than in the ordinary course of business (including customary indemnification in respect of leases, purchases and sales of aviation assets); or (viii) that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the transactions contemplated by this Agreement or Parent’s and its Subsidiaries’ ability to own and/or to conduct the businesses after the Closing; except in the case of clauses (iv) and (vi) above, any Contracts or other arrangement between the Company and any of its Subsidiaries or between two or more Subsidiaries of the Company. Each such Contract described in clause (i) -(viii), including the Contracts set forth on Section 3.17 of Company Disclosure Letter, and each Contract filed by it as a material contract pursuant to the requirements of Exhibit 4 of Form 20-F of the SEC (each, but excluding Leases, a “Material Contract”) is valid and binding on the Company and each of its Subsidiaries party thereto or bound thereby, and to the knowledge of the Company, any other party thereto, enforceable against it, and to the knowledge of the Company, any other party thereto in accordance with its terms, and is in full force and effect, and it and each of its Subsidiaries party thereto or bound thereby and, to the knowledge of the Company, each other party thereto has performed in all material respects all obligations required to be performed by it under each Material Contract, except where such failure to be valid and binding or such non-performance has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. There is no default under any Material Contract by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto. No representation is made under this Section 3.17 with respect to any Leases, which are the subject of Section 3.15.
(b) Section 3.17 of Company Disclosure Letter sets forth all material contracts, agreements, notes, leases, licenses and other instruments between the Company and any of its Affiliates (other than its Subsidiaries) or between a Subsidiary of the Company and any of its Affiliates (other than the Company or another Subsidiary of the Company), in each case as of the date hereof.
Section 3.18 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all material insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as management has determined to be prudent in accordance with industry practices and (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.
Section 3.19 Properties. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company or a Subsidiary of the Company owns and has good and valid title to all of their respective owned real property and good title to all of its tangible personal property and has valid leasehold interests in all of its leased properties, necessary to conduct their respective businesses as currently conducted, free and clear of all liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (except in all cases for those permissible under any applicable loan agreements and indentures and for title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants and other matters, whether or not of record, which in the aggregate do not materially affect the continued use of the property for the purposes for which the property is currently being used), assuming the timely discharge of all obligations owing under or related to the owned real property, the tangible personal property and the leased property. No representation is made under this Section 3.19 with respect to any intellectual property or intellectual property rights, which are the subject of Section 3.20.
Section 3.20 Intellectual Property.
(a) Section 3.20(a) of the Company Disclosure Letter sets forth a true and complete list of all registered trademarks, service marks or tradenames, all trademark and service mark applications, patents, patent applications, registered copyrights, applications to register copyright and domain names owned by the Company or any of its Subsidiaries on the date hereof and that are material to the businesses of the Company and its Subsidiaries, taken as a whole (collectively, “Company Registered IP”). No Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP. The Company and each of its Subsidiaries has sufficient rights to use all of the Intellectual Property used in its and each of its Subsidiaries’ respective businesses as presently conducted and as proposed to be conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all Company Registered IP is owned by the Company or one its Subsidiaries free and clear of all Liens (other than Permitted Encumbrances). Neither the Company nor any of its Subsidiaries has received any written notice or claim in the year prior to the date hereof challenging the validity or enforceability of any Company Registered IP that remains pending or unresolved.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all information of the Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks, and to the knowledge of the Company such information have not been used, disclosed to or discovered by any person except for persons who are parties to valid and appropriate non-disclosure agreements which have not been breached or are otherwise subject to a duty of confidentiality to the Company or its Subsidiaries which has not been breached.
(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, (i) the Company and its Subsidiaries are not infringing upon or misappropriating any patents, copyrights, trademarks, trade secrets or other intellectual property (“Intellectual Property”) of any third party in connection with the conduct of their respective businesses, and neither the Company nor any of its Subsidiaries has received in the year prior to the date hereof any written notice or claim asserting that any such infringement or misappropriation is occurring, which notice or claim remains pending or unresolved, (ii) no third party is misappropriating or infringing any Intellectual Property owned by the Company or any of its Subsidiaries and (iii) no Intellectual Property owned by the Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting the rights thereto or the use or licensing thereof by the Company or any of its Subsidiaries.
(d) The Company and its Subsidiaries have each complied in all material respects with (i) all applicable Laws, rules and regulations regarding data protection and the privacy and security of personal information, and (ii) their respective privacy policies or commitments to their customers and consumers.
Section 3.21 Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.9, no “fair price,” “moratorium,” “control share acquisition” or similar antitakeover Law (collectively, “Takeover Laws”) enacted under the Laws of Bermuda apply to this Agreement or any of the transactions contemplated hereby.
Section 3.22 Brokers. No broker, investment banker, financial advisor or other Person, other than Goldman, Sachs & Co., is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
Section 3.23 Opinion of Financial Advisor. Goldman, Sachs & Co. has delivered to the Company Board and the Special Committee its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of Shares.
Section 3.24 Sanctions; Anti-Corruption Laws; Export Controls; Anti-Money Laundering Laws.
(a) Neither the Company, nor any of its Subsidiaries or Aircraft, nor any director or officer or, to the knowledge of the Company, any employee, agent or Affiliate of the Company or any of its Subsidiaries, nor any Lessee: (i) is a Sanctioned Person; (ii) is currently or has, in the past five (5) years, engaged in any dealings of, with or involving a Sanctioned Person, in violation of Sanctions; or (iii) will directly or indirectly use any part of any proceeds from the Transactions or lend, contribute, or otherwise make available such proceeds (A) to fund or facilitate any activities or business of, with or involving any Sanctioned Person, in violation of Sanctions, or (B) in any other manner that would constitute or give rise to a violation of Sanctions by any Person.
(b) In the past five (5) years, the Company and each of its Subsidiaries has conducted its business in compliance with (i) applicable Anti-Corruption Laws; and (ii) in all material respects, applicable Anti-Money Laundering Laws and Export Controls.
(c) Neither the Company, nor any of its Subsidiaries or Aircraft, nor director or officer or, to the knowledge of the Company, any employee, agent or Affiliate of the Company or any of its Subsidiaries is or has been, in the past five (5) years, subject to any action, proceeding, litigation, claim, subpoena, inquiry, investigation or disclosure process (voluntary or in response to any Governmental Entity inquiry or subpoena) with regard to any actual or alleged violation of Sanctions, Anti-Corruption Laws, Export Controls or Anti-Money Laundering Laws.

(d) The Company has, through BBAM, implemented and maintains in effect policies and procedures designed to promote and achieve compliance by the Company and its Subsidiaries, and their respective directors, officers, employees and agents, with applicable Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions and Export Controls.
Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and the Merger Sub, jointly and severally, represent and warrant to the Company as follows:
Section 4.1 Organization, Standing and Power.
(a) Each of Parent and Merger Sub (i) is an entity duly incorporated, organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation of the Merger or any of the other transactions contemplated hereby.
(b) Parent has previously furnished to the Company a true and complete copy of the memorandum of association or certificate of incorporation (as applicable) and bye-laws of each of Parent and Merger Sub, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of any provision of its memorandum of association or certificate of incorporation (as applicable) or bye-laws in any material respect.
Section 4.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the boards of directors of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or the Statutory Merger Agreement or to consummate the Transactions, subject in the case of the consummation of the Merger, to the filing of the Merger Application with the Registrar. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of the Parent and Merger Sub, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).
Section 4.3 No Conflict; Consents and Approvals.
(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not (i) conflict with or violate the memorandum of association or certificate of incorporation (as applicable) or bye-laws of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(b) The execution, delivery and performance of this Agreement by the Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) the filings required under any Antitrust Laws, (iii) such filings as necessary to comply with the applicable requirements of the New York Stock Exchange, (iv) such filings with the Bermuda Monetary Authority as necessary in order to obtain exchange control permission to permit the Parent to become the sole member of the Surviving Company pursuant to the Bermuda Exchange Control Act 1972, and applicable regulations, (v) the notification to the Bermuda Monetary Authority of the Merger and change in beneficial ownership of the Company and its Subsidiaries which are incorporated in Bermuda, and similar notifications for the change in beneficial ownership of the Company and its Subsidiaries other than in Bermuda, as applicable, (vi) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act as contemplated under Section 1.3 and (vii) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
Section 4.4 Certain Information. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement.
Section 4.5 Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity and (b) neither Parent nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.
Section 4.6 Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. The authorized share capital of Merger Sub is $100 divided into common shares, par value $0.001 per share, of which 100 common shares are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent.
Section 4.7 Financing. Parent and Merger Sub currently have and will have, at the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to consummate the Transactions, including the Merger, upon the terms contemplated by this Agreement and pay all related fees and expenses (including, for the avoidance of doubt, any fees payable under Section 7(b) of the BBAM Agreement).
Section 4.8 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock or share capital of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole shareholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of share capital of Merger Sub necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.
Section 4.9 Ownership of Shares. Neither Parent nor Merger Sub nor any of Parent’s Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares except pursuant to this Agreement.
Section 4.10 Brokers. No broker, investment banker, financial advisor or other Person, other than RBC Capital Markets, LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.
Section 4.11 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company. Neither Parent nor any other Person will have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information.
Section 4.12 Access to Information. Each of Parent and Merger Sub acknowledges and agrees that it (a) has had an opportunity to discuss and ask questions regarding the business of the Company and its Subsidiaries with the management of the Company, (b) has had access to the books and records of the Company, the “data room” maintained by the Company for purposes of the transactions contemplated by this Agreement and such other information as it has desired or requested to review and (c) has conducted its own independent investigation of the Company and its Subsidiaries and the transactions contemplated hereby, and has not relied on an representation or warranty by any Person regarding the Company and its Subsidiaries, except as expressly set forth in Article III. Without limiting the foregoing, except for the representations and warranties set forth in Article III of this Agreement or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its shareholders, directors, officers, Affiliates, the Manager and its Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its Subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its shareholders, directors, officers, Affiliates, the Manager and its Affiliates, advisors, agents or other Representatives with respect thereto.
Section 4.13 COVID-19 and Related Matters. Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub acknowledge and agree that (a) nothing shall prevent the Company or any its Subsidiaries from taking or failing to take any action (including the establishment of any policy, procedure or protocol) in response to COVID-19, or any Public Health Measures that would otherwise potentially be deemed to violate or breach any representation, warranty or covenant contained in this Agreement, or potentially serve as a basis for Parent to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied; provided that (i) any such action or inaction is commercially reasonable; (ii) such action or inaction would not reasonably be likely to result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under any Contracts in respect of indebtedness for borrowed money of the Company or its Subsidiaries; and (iii) such action or inaction, to the extent taken after the date hereof, complies with the terms set forth in Section 4.13 of the Company Disclosure Letter. References to “ordinary course” or the “ordinary course of business” for any Person shall refer to any action taken by such Person that is consistent in nature, scope and magnitude with the past practices (if any) of such Person and is taken in the ordinary course of the normal operations of such Person (including, for the avoidance of doubt, recent past practice (if any) in light of COVID-19 and Public Health Measures).

ARTICLE V
COVENANTS
Section 5.1 Conduct of Business of the Company.
(a) The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as contemplated or permitted by this Agreement, (ii) as disclosed in Section 5.1 of the Company Disclosure Letter, (iii) as required by applicable Law (including any Public Health Measures) or (iv) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (x) conduct the Company’s and the Subsidiaries’ respective business in the ordinary course of business consistent with past practice, (y) take the actions set forth on Section 4.13 of the Company Disclosure Letter and (z) use commercially reasonable efforts to (A) maintain and preserve intact its and their present business organizations, (B) maintain its and their Permits, and (C) preserve it and their relationships with customers, suppliers, lessees, regulators, lenders and financing providers and others having material business dealings with them; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of clause (x) of this sentence unless such action constitutes a breach of such provision of Section 5.1(b).
(b) In addition, and without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except (w) as contemplated or permitted by this Agreement, (x) as disclosed in Section 5.1 of the Company Disclosure Letter, (y) as required by applicable Law (including any Public Health Measures) or (z) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries shall:
(i) amend or otherwise change its certificate of incorporation, memorandum of association, bye-laws, organizational documents or any similar statutory or governing instruments;
(ii) issue, deliver, sell, pledge, dispose of or encumber any shares of share capital or capital stock, or grant to any Person any warrant, option, or other right to acquire any shares of its share capital or capital stock or interests convertible into such shares, except pursuant to the exercise of Company SARs outstanding as of the date hereof;
(iii) declare, set aside, make or pay or propose to declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, shares, property or otherwise or any combination thereof, with respect to any of its share capital or capital stock (except for any dividend or distribution by a Subsidiary of the Company to the Company or to other Subsidiaries of the Company);
(iv) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of the share capital of the Company (except in connection with the cashless exercises or similar transactions pursuant to the exercise of Company SARs or settlement of other awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its share capital;
(v) (A) hire any employee or independent contractor, other than hiring of independent contractors in the ordinary course of business consistent with past practice, (B) adopt or incur any obligation or liability with respect to any Benefit Plan or (C) amend or modify the Company Incentive Plan or any Company SARs, except as explicitly required by Section 2.2;
(vi) (A) acquire (whether by merger, amalgamation, consolidation or acquisition of stock, shares or assets or otherwise), (i) any assets outside the ordinary course of business consistent with past practice; (ii) any corporation, partnership or other business organization or division thereof; or (iii) any Aircraft or Engine (or aircraft or engine), other than the acquisition of Aircraft parts for maintenance purposes with a value not in excess of $2,000,000 individually or in the aggregate; (B) sell or otherwise dispose of (whether by merger, amalgamation, consolidation or acquisition of stock, shares or assets or otherwise) (i) any assets outside the ordinary course of business consistent with past practice; (ii) any corporation, partnership or other business organization or division thereof; or (iii) any Aircraft or Engine (or aircraft or engine), other than the disposition of any Engine for part-out purposes with a value not in excess of $2,000,000 individually or in the aggregate;

(vii) forfeit, abandon, modify, waive, terminate or otherwise change, or permit any of its Subsidiaries to forfeit, abandon, modify, waive, terminate or otherwise change, any of its or any of its Subsidiaries’ material Permits;
(viii) materially amend, waive any rights under, make any material concessions under or terminate (other than as a result of expiration, non-renewal or material breach) any Material Contract, other than as set forth on Section 4.13 of the Company Disclosure Letter, or enter into any Contract that, if entered prior to the date of this Agreement, would constitute a Material Contract;
(ix) authorize any material new capital expenditures which are, in the aggregate, in excess of the Company’s capital expenditure budget set forth on Section 5.1 of the Company Disclosure Letter;
(x) (A) make any loans, advances, capital contributions or contributions to contributed surplus to, or investments in, any other Person (other than a Subsidiary of the Company), (B) incur any indebtedness for borrowed money or enter into any arrangements for a debt or equity offering, unless (i) the Company delivers a written request for such incurrence or arrangements for a specified amount, and (ii)(a) Parent does not respond to such request with three Business Days, (b) such specified amount is required to preserve the value of the property of the Company, and (c) the failure to incur such indebtedness or enter into such arrangement within such three Business Day period will materially adversely affect the value of the relevant property, or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its Subsidiaries);
(xi) take any action with the actual knowledge and intent that it would, or would reasonably be expected to, (i) result in any of the conditions to the Merger set forth in Article VI not being satisfied or (ii) materially adversely affect the ability of the parties to obtain any of the requisite regulatory approvals;
(xii) implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;
(xiii) change the Tax domicile or create any permanent establishment of the Company or any Subsidiary of the Company;
(xiv) adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization, winding-up or reorganization, other than for any Subsidiary that has assets worth less than $500,000;
(xv) compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business that involve only the payment of money damages (i) consistent with the reserves reflected in the Company’s balance sheet as of December 31, 2020 or (ii) not in excess of $250,000 individually or in the aggregate;
(xvi) make (other than in the ordinary course of business consistent with past practices), revoke or change any material Tax election, change (or request any taxing authority to change) any material method of Tax accounting or Tax accounting period (except as required under GAAP), settle or compromise any material Tax liability or refund claim, amend any material Tax Return, apply for any material Tax ruling, enter into any material closing agreement or other binding written agreement with any taxing authority or any material Tax sharing agreement (other than any Customary Agreement), surrender any material claim for a refund of Taxes, prepare any material Tax Return in a manner inconsistent with past practices with respect to the treatment of items on prior Tax Returns, or agree to an extension or waiver of the statute of limitations with respect to any assessment or determination of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);
(xvii) grant, extend, amend, waive or modify any material rights in or to, or sell, assign, lease, transfer, license, let lapse, abandon, cancel or otherwise dispose of, any material Intellectual Property rights;
(xviii) make any disclosure to, or respond to any claim, subpoena, inquiry or investigation by any Governmental Entity, without consulting with, and obtaining the prior written consent of Parent, unless upon the opinion of counsel such action would be reasonably likely to violate applicable Law;

(xix) fail to implement and monitor internal systems, policies and procedures reasonably designed to ensure the Company and its Subsidiaries do not violate applicable (A) Sanctions or Anti-Corruption Laws; or (B) in any material respect, Anti-Money Laundering Laws or Export Controls;
(xx) except as permitted by Section 4.13 of the Company Disclosure Letter, change any material policy or practice regarding extensions of credit, prepayments, collections, receivables or payment of accounts; or
(xxi) agree to, or make any commitment to, take or authorize any of the actions described in Section 5.1(b)(i) through 5.1(b)(xx).
Section 5.2 Conduct of Business of Parent and Merger Sub Pending the Merger. From and after the date hereof and prior to the Effective Time, and except as may otherwise be required by applicable Law, each of Parent and Merger Sub agree that it shall not, directly or indirectly, take any action which is intended to or which would reasonably be expected to (a) materially adversely affect or materially delay the ability of Parent or Merger Sub from obtaining any necessary approvals of any Governmental Entity necessary for the consummation of the transactions contemplated hereby, (b) performing its covenants or agreements, (c) cause its representations and warranties set forth in Article IV to be untrue in any material respect or (d) otherwise, individually or in the aggregate, have a Parent Material Adverse Effect.
Section 5.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 5.4 Acquisition Proposals.
(a) The Company and its Subsidiaries shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal, and specifically the Company shall instruct its directors, officers and employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) to terminate any solicitation, encouragement, discussions or negotiations with any Person or its Representatives (other than Parent and Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any Acquisition Proposal and (B) shall terminate any Person’s (other than the Company, Parent and Merger Sub and their respective Representatives) access to any of the Company’s or its Subsidiaries’ material non-public information (including physical or electronic data rooms) that was provided to such Person in connection with discussions regarding an Acquisition Proposal.
(b) Except as set forth in this Section 5.4, the Company agrees that it shall not, and shall use its reasonable best efforts to cause its Subsidiaries, and its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage (including by providing information) any inquiries, proposals or offers with respect to, or the making or completion of, an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal; (ii) engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, an Acquisition Proposal; (iii) take any action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or similar anti-takeover Law, or any restrictive provision of any applicable anti-takeover provision in the Company Bye-laws (for the avoidance of doubt, excluding actions related to the Bye-law Amendment), inapplicable to any transactions contemplated by an Acquisition Proposal (and, to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any Person other than Parent and Merger Sub under any such provisions); or resolve, propose or agree to do any of the foregoing. Nothing in this Agreement shall restrict the Company from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, to the extent necessary for the Company Board to comply with their fiduciary duties under applicable Law. The parties agree that for all purposes of this Agreement any violation of the provisions of Section 5.4(a) or this Section 5.4(b) by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of Section 5.4(a) or this Section 5.4(b), as the case may be, by the Company.
(c) Notwithstanding anything to the contrary in Section 5.4(a), at any time prior to obtaining the Company Shareholder Approval, the Company may, in response to an unsolicited bona fide written Acquisition Proposal that did not result from a material breach of Section 5.4(a) and that the Company Board (at the recommendation of the Special Committee) determines in good faith constitutes or may reasonably be expected to lead to a Superior Proposal, (i) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and it being understood that the Company may enter into a confidentiality agreement without a standstill provision) and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, however, that the Company shall provide or make available to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously provided or made available to Parent, before or substantially concurrently with the time it is made available to such Person or its Representatives.
(d) Subject to the permitted actions contemplated by Section 5.4(e) and Section 7.1(c)(ii), neither the Special Committee nor the Company Board nor any committee thereof shall (i) qualify, withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to qualify, withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation or approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any of such actions, an “Adverse Recommendation Change”), (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar agreement (other than a confidentiality agreement referred to in Section 5.4(c) entered into in compliance with Section 5.4(c)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal; or (iii) fail to include the Company Recommendation in the Proxy Statement/prospectus when mailed.
(e) Notwithstanding anything to the contrary set forth in this Section 5.4, if, prior to obtaining the Company Shareholder Approval, after the date of this Agreement (i) the Company Board (at the recommendation of the Special Committee) determines in good faith, after consultation with outside legal counsel and its financial advisor that (x) an Intervening Event has occurred and is continuing, and (y) the failure to make such Adverse Recommendation Change would reasonably be expected to be inconsistent with the Company Board’s exercise of its fiduciary duties under applicable Law, the Company Board (at the recommendation of the Special Committee) may effect an Adverse Recommendation Change and/or (ii) the Company receives a written bona fide Acquisition Proposal that did not result from a breach of this Section 5.4 and that the Company Board (at the recommendation of the Special Committee) determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, then (x) the Company Board may (at the recommendation of the Special Committee) make an Adverse Recommendation Change and/or authorize the Company to terminate this Agreement pursuant to Section 7.1(c)(ii), or authorize, resolve, agree or propose publicly to take any such action, and (y) the Company, upon receiving such authorization from the Company Board, may enter into a definitive acquisition agreement with respect to such Superior Proposal if, with respect to this clause (y), the Company concurrently terminates this Agreement pursuant to Section 7.1(c)(ii). The Company Board shall not effect an Adverse Recommendation Change or authorize the termination of this Agreement pursuant to Section 7.1(c)(ii) unless:
(i) the Company notifies Parent in writing promptly but in any event at least five days before taking that action of its intention to do so, and specifies the reasons therefor in reasonable detail, including, if applicable, the identity of the person making the Superior Proposal, or a description of the Intervening Event along with the material facts underlying the determination by the Company Board that an Intervening Event has occurred;

(ii) to the extent Parent wishes to negotiate, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent and its Representatives during such five-day period (it being understood that any amendment or modification to any Superior Proposal that is the basis for such proposed Adverse Recommendation Change, or any material development in connection with an Intervening Event, shall require a new notice under clause (i) above and a new three day period, and that there may be multiple such extensions), which may be on a non-exclusive basis, to enable Parent to effect revisions to the terms and conditions of this Agreement or the Limited Guarantee that would, if a Superior Proposal has been made, cause such Superior Proposal to no longer constitute a Superior Proposal or, in connection with an Adverse Recommendation Change, it would cause the Company Board to no longer believe that the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with the exercise of its fiduciary duties under applicable Law; and
(iii) if Parent makes a proposal during such five-day period (or a three-day extension to the five-day period) to adjust the terms and conditions of this Agreement or the Limited Guarantee, the Company Board (at the recommendation of the Special Committee) after taking into consideration the adjusted terms and conditions of this Agreement and the Limited Guarantee as proposed by Parent, continues to determine in good faith (after consultation with outside legal counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal, if applicable, or if an Intervening Event has occurred, such Intervening Event is continuing, and that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would reasonably be expected to be inconsistent with the exercise of its fiduciary duties under applicable Law.
(f) The rights of the Parent to receive notice, negotiate with the Company and adjust the terms and conditions of this Agreement as described in Section 5.4(e), shall be applicable in case of each Superior Proposal received by the Company and any material change to the facts and circumstances relating to an Intervening Event.
(g) The Company promptly (and in any event within one Business Day) shall advise Parent orally and in writing of (i) any written Acquisition Proposal, (ii) any written request for non-public information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal and (iii) any written inquiry or request for discussion or negotiation regarding an Acquisition Proposal, including in each case the identity of the Person making any such Acquisition Proposal, inquiry or request and the material terms of any such Acquisition Proposal, inquiry or request and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.
(h) Nothing set forth in this Agreement shall prevent the Company, the Company Board or the Special Committee from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from (ii) making any required disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board or Special Committee, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Law.
(i) As used in this Agreement:
(i) “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for (A) a merger, amalgamation, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (B) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of the Company and its Subsidiaries, in each case other than the Merger and the other Transactions.
(ii) “Intervening Event” means any event, change, effect, development, or occurrence after the date of this Agreement that is material to the Company that (x) was not known to, or reasonably foreseeable by, the Company Board as of or prior to the execution of this Agreement and becomes known prior to obtaining the Company Shareholder Approval and (y) does not involve or relate to an Acquisition Proposal (or any proposal or enquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal); provided, however, that in no event shall any event, change, effect, development, or occurrence that relates to the following be an Intervening Event: (i) changes in the market price or trading volume of the securities of the Company, or the credit rating of the Company, in and of themselves; (ii) the fact that the Company meets, exceeds or fails to meet in any quantifiable respect, any internal or published or analyst’s projections, guidance, budgets, expectations, forecasts, earnings predictions or estimates for any period; (iii) changes in GAAP or other applicable accounting rules; (iv) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any improvement or worsening of such conditions, except to the extent the impact of such epidemic, pandemic or outbreak of disease or any improvement or worsening of such conditions is disproportionately beneficial to the Company and its Subsidiaries as compared to other aircraft leasing companies operating in the geographic markets in which the Company and its Subsidiaries conduct business; or (v) any changes or developments generally affecting aircraft leasing, aviation or airline industries, including any beneficial business developments with respect to any airline customers, except to the extent the impact of such changes or developments is disproportionately beneficial to the Company and its Subsidiaries as compared to other aircraft leasing companies operating in the geographic markets in which the Company and its Subsidiaries conduct business (provided, that clauses (i) and (ii) shall not prevent or otherwise affect a determination that the underlying cause of any such event referred to herein constitutes an “Intervening Event” unless otherwise excluded pursuant to the foregoing clauses (x) or (y) or this proviso, as applicable).
(iii) “Superior Proposal” means any bona fide written Acquisition Proposal that did not result from a breach by the Company of this Section 5.4 (A) on terms which the Company Board determines (at the recommendation of the Special Committee) in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Shares than the Merger and the other transactions contemplated by this Agreement (taking into account all changes proposed by Parent), taking into account all the terms and conditions of such proposal, and this Agreement and (B) that the Company Board (at the recommendation of the Special Committee) after consultation with its outside legal counsel and financial advisor determines in good faith is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal, including the likelihood of termination, the sources and terms of any financing, financing market conditions and the existence of a financing contingency, the timing of closing and the identity of the Person making the proposal; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”
Section 5.5 Preparation of Proxy Statement; Company Shareholders Meeting.
(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall, with the assistance of Parent, prepare the Proxy Statement and file the Proxy Statement with the SEC. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by Law to be set forth in the Proxy Statement. Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.
(b) As promptly as reasonably practicable following the filing of the Proxy Statement with the SEC, the Company, acting through the Company Board, shall (i) take all action necessary to duly call, give notice of, convene and hold a general meeting of the Company for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders Meeting”) and (ii) except to the extent that the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 5.4(e), include in the Proxy Statement the recommendation of the Company Board that the shareholders of the Company vote in favor of the approval of this Agreement (the “Company Recommendation”); provided, however, that the Company shall be permitted to delay or postpone convening the Company Shareholders Meeting (but not beyond the Termination Date) (i) if in the good faith judgment of the Company Board or any committee thereof (after consultation with its outside legal counsel and with Parent) such delay or postponement is necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company in a reasonable amount of time in advance of the Company Shareholders Meeting, (ii) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares in the share capital of the Company represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Shareholder Approval at the Company Shareholders Meeting, or (iii) to the extent required by applicable Law.
(c) The date of the Company Shareholders Meeting and the record date therefor shall be set in consultation with Parent and shall be reasonably satisfactory to Parent. The Company shall keep Parent updated with respect to proxy solicitation efforts and tallies as reasonably requested by Parent or Merger Sub.
Section 5.6 Access to Information; Confidentiality.
(a) From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall cause its Subsidiaries and shall instruct the Manager and their respective officers, directors and representatives to, afford to Parent reasonable access during normal business hours, consistent with applicable Law (including any Public Health Measures), to the properties, offices, other facilities and books and records of the Company and its Subsidiaries, and shall furnish promptly to Parent all financial, operating and other data and information of the Company and its Subsidiaries as Parent shall reasonably request in writing (it being agreed, however, that the foregoing shall not permit Parent or its officers, employees or representatives to conduct any environmental testing or sampling, including but not limited to facility surface and subsurface soils and water, air or building materials). Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company, its Subsidiaries or the Manager or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company, its Subsidiaries or the Manager of their normal duties. Neither the Company nor any of its Subsidiaries nor the Manager or its Affiliates shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any agreement with any third-party, (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company or (iii) otherwise violate any applicable Law; provided that the Company shall use good faith efforts to communicate to Parent the requested information in a way that would not waive any applicable attorney-client privilege or contravene any applicable Law or confidentiality agreement, as applicable.
(b) Each of Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated November 23, 2020 between Carlyle Aviation Partners LLC and the Company (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.
Section 5.7 Further Action; Efforts.
(a) Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable, including under applicable Law (including under any Antitrust Law), to consummate the transactions contemplated by this Agreement at the earliest practicable date, including: (i) using reasonable best efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Merger or any of the other Transactions, (ii) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent or expiration of any applicable waiting period under any Antitrust Law; (iii) using reasonable best efforts to defend all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Merger; and (iv) using reasonable best efforts to resolve any objection asserted with respect to the transactions contemplated under this Agreement under any Antitrust Law raised by any Governmental Entity and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement.
(b) Parent shall pay all filing fees and other charges for the filings required under any Antitrust Law by the Company and Parent.
(c) If a party receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or the transactions contemplated hereby, then such party shall in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response which is, at a minimum, in substantial compliance with such request.
(d) The parties shall keep each other apprised of status with respect to the matters set forth in this Section 5.7 and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, including:
(i) cooperating with each other in connection with filings required to be made by any party under any Antitrust Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities. In particular, to the extent permitted by Law or Governmental Entity, no party will make any notification in relation to the transactions contemplated hereunder without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;
(ii) furnishing to the other party all information within its possession that is required for any application or other regulatory filing to be made by the other party pursuant to the applicable Law in connection with the transactions contemplated by this Agreement;
(iii) promptly notifying each other of any communications from or with any Governmental Entity with respect to the matters set forth in this Section 5.7 and ensuring to the extent permitted by Law or Governmental Entity that each of the parties is entitled to attend any meetings with or other appearances before any Governmental Entity with respect thereto;
(iv) consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws; and
(v) without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement.
Notwithstanding anything in this Agreement to the contrary, Parent shall, on behalf of the parties, control and lead all communications and strategy relating to the Antitrust Laws, subject to good faith consultations with the Company.
(e) Notwithstanding anything to the contrary set forth in this Agreement, the obligations of Parent under this Section 5.7 shall include Parent committing to: (i) selling, divesting, or otherwise conveying particular assets, categories, portions or parts of assets or businesses of Parent and its Subsidiaries; (ii) agreeing to sell, divest, or otherwise convey any particular asset, category, portion or part of an asset or business of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time; (iii) agreeing to sell, divest, or otherwise convey any of the particular assets, categories, portions or parts of assets or business of the Company or any of its Subsidiaries prior to the Effective Time; and (iv) licensing, holding separate or entering into similar arrangements with respect to its respective assets or the assets of the Company or conduct of business arrangements or terminating any and all existing relationships and contractual rights and obligations as a condition to obtaining any and all expirations of waiting periods under any Antitrust Laws or consents from any Governmental Entity necessary, to consummate the transactions contemplated hereby.

(f) Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a party will be provided to the other party on an outside counsel-only basis while, to the extent feasible, making a version in which the commercial and/or competitively sensitive information has been redacted available to the other party.
(g) For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act, as amended, any filings required under the applicable requirements of antitrust or other competition laws or investment laws relating to foreign ownership, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
Section 5.8 Takeover Laws. If any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, each of the Company and Parent and their respective board of directors shall take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.
Section 5.9 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Company or Parent, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that failure to give prompt notice pursuant to clause (c) shall not constitute a failure of a condition to the Merger set forth in Article VI except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure. The parties agree and acknowledge that, except with respect to clause (c) of the first sentence of this Section 5.9, the Company’s compliance or failure of compliance with this Section 5.9 shall not be taken into account for purposes of determining whether the condition referred to in Section 6.3(b) shall have been satisfied.
Section 5.10 Indemnification, Exculpation and Insurance.
(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause the Surviving Company to, indemnify and hold harmless BBAM, the Manager, and their respective Affiliates, and each present (as of the Effective Time) and former officer, director or employee of the Company, BBAM, the Manager, and their respective Affiliates (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was a manager, officer, director or employee, of the Company or any of its Subsidiaries (or, to the extent providing services to or otherwise involved with the Company, of BBAM, the Manager or their respective Affiliates), and pertaining to any matter existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the same extent such persons are indemnified as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to the Company Charter, Company Bye-laws, or organizational documents of any Company Subsidiary, as at the date hereof or pursuant to indemnification agreements, if any, in existence on the date hereof. In the event of any such Action, (A) each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Action from Parent or the Surviving Company to the same extent such Indemnified Party is indemnified as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to the Company Charter, Company Bye-laws, or organizational documents of any Company Subsidiary as of the date hereof or pursuant to indemnification agreements, if any, in existence on the date hereof; provided, that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the Bermuda Companies Act or the Company Charter or Company Bye-laws, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification, (B) neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents, and (C) the Surviving Company shall cooperate in the defense of any such matter.
(b) Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the memorandum of association or bye-laws (or comparable organizational documents) of the Company and its Subsidiaries or in any indemnification or other agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party without the consent of such affected Indemnified Party.
(c) For a period of six years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Company to purchase, a “tail policy,” in either case of substantially the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 250% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, that if the Surviving Company purchases a “tail policy” and the coverage thereunder costs more than 250% of such last annual premium, the Surviving Company shall purchase the maximum amount of coverage that can be obtained for 250% of such last annual premium. At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. If such tail prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Company.
(d) Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.10 shall continue in effect until the final disposition of such Action.
(e) The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives (and may not be amended without their prior written consent).
(f) In the event that the Surviving Company or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.10.

Section 5.11 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.12 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior written consent of the other party, which consent shall not be unreasonably withheld, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.
Section 5.13 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement.
Section 5.14 Tax Matters. Parent shall not cause or permit an election under Sections 338(g) or 336(e) of the Code to be made with respect to the Merger.
Section 5.15 Stock Exchange De-Listing. Parent shall cause the ADSs to be de-listed from the NYSE and the Company de-registered under the Exchange Act as soon as practicable following the Effective Time.
Section 5.16 Bermuda Required Actions. Prior to the Closing, (a) the Company shall (i) procure that the statutory declaration required by Section 108(3) of the Bermuda Companies Act is duly sworn by one of Company’s officers; (ii) prepare a duly certified copy of the Company shareholder resolutions evidencing the Company Shareholder Approval and deliver such documents to Parent; and (b) Merger Sub shall (and Parent, as the sole shareholder of Merger Sub, shall cause Merger Sub to) (i) procure that the statutory declaration required by Section 108(3) of the Bermuda Companies Act is duly sworn by one of Merger Sub’s officers; (ii) prepare a duly certified copy of the shareholder resolutions evidencing the approval of Parent, as the sole shareholder of Merger Sub, of the Merger; and (iii) prepare a notice advising the Registrar of the registered office of the Surviving Company.
Section 5.17 Change of Control Consent Solicitation; Change of Control Offer; Debt Tender Offer. As soon as practicable after the request of Parent, the Company shall launch, or shall assist Parent in launching, in each case at the discretion of Parent, (a) a consent solicitation to obtain the consent (the “Change of Control Consent Solicitation”) of holders of a majority in aggregate principal amount of the Company’s 5.250% Senior Notes due 2024 (the “Existing Notes”) to waive the requirement to make a “Change of Control Offer” as defined in the third supplemental indenture, dated October 16, 2017, supplementing the base indenture, dated December 11, 2013 (together, the “Existing Indenture”), governing the Existing Notes (a “Change of Control Offer”) on the terms set forth in the Existing Indenture and as reasonably determined by Parent, (b) a Change of Control Offer on the terms set forth in the Existing Indenture and as reasonably determined by Parent and/or (c) a tender offer and consent solicitation with respect to the Existing Notes (a “Debt Tender Offer”), on the terms set forth in the Existing Indenture and as reasonably determined by Parent, and, in each case, Parent and the Company shall cooperate with each other in connection therewith. In connection with any Change of Control Consent Solicitation and/or Debt Tender Offer, promptly upon receipt of the requisite consents with respect to the Existing Notes, the Company will enter into a supplemental indenture or supplemental indentures reflecting the amendments to the Existing Indenture approved by such requisite consents, and will use its reasonable best efforts to cause the trustee under the Existing Indenture to promptly enter into such supplemental indenture or supplemental indentures; provided that the amendments contained in such supplemental indentures shall become operative upon the acceptance of the notes tendered and/or consents received on the applicable payment date. At the request of Parent, the Company shall prepare, or cause to be prepared, customary documentation in connection with any Change of Control Consent Solicitation, Change of Control Offer and/or Debt Tender Offer, including any legal opinions or certificates from officers. Parent may select one or more dealer managers, solicitation agents or other agents (in each case which shall be reasonably acceptable to the Company) to provide assistance in connection with any Change of Control Consent Solicitation, Change of Control Offer and/or Debt Tender Offer and the Company shall use reasonable best efforts to enter into, or cause to be entered into, customary agreements with such parties so selected, and on terms and conditions reasonably acceptable to Parent and the Company. If any Change of Control Consent Solicitation, Change of Control Offer and/or Debt Tender Offer is launched prior to the Closing Date, then the closing of such transaction shall be conditioned on the occurrence of the Closing, and, at the request of Parent, the parties shall use their reasonable best efforts to cause such transaction to close on the Closing Date. If any Change of Control Consent Solicitation, Change of Control Offer and/or Debt Tender Offer closes on the Closing Date, then upon the closing of such transaction, at Closing and in accordance with the terms of such transaction, Parent shall cause the Company to make any consent payment or accept for purchase and purchase the notes tendered in any Change of Control Offer or Debt Tender Offer (the “Tendered Notes”), as applicable, and provide to the Company or cause the Company to obtain cash in an amount sufficient to fund any consent payment and/or the purchase of any Tendered Notes, including any applicable premiums, and all related fees and expenses.
Section 5.18 Cooperation with Debt Financing.
(a) Prior to the Effective Time, at Parent’s sole expense, the Company will use its reasonable best efforts to, and will use its reasonable best efforts to cause each of its Subsidiaries and its and their respective Representatives to, provide such cooperation as may be reasonably requested by Parent or Merger Sub to assist them in arranging the Debt Financing, including, but not limited to:
(i) cooperating reasonably with the Financing Sources’ due diligence, to the extent reasonably requested;
(ii) assisting Parent and the Financing Sources in a commercially reasonable manner with the timely preparation of customary (A) rating agency presentations, bank information memoranda, confidential information memoranda, lender presentations and similar documents required in connection with or proper for the Debt Financing or customarily used to arrange transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company; and (B) pro forma financial statements of the Surviving Company for one or more periods following the Closing Date, in each case based on financial information and data derived from the Company’s historical books and records; provided, however, that neither the Company nor its Subsidiaries will be required to provide any information or assistance with respect to the preparation of pro forma financial statements relating to (i) the determination of the proposed aggregate amount of the Debt Financing, the interest rates thereunder or the fees and expenses relating thereto; (ii) the determination of any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (iii) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company;
(iii) as promptly as reasonably practicable, (A) providing Parent and the Financing Sources already-existing information relating to the Company and its Subsidiaries (including its financial information) as may be reasonably requested by Parent and customary to assist in preparation of the Offering Documents and supplementing such information to the extent any such information contains any material misstatement of fact or omits to state a material fact necessary to make such information not misleading as may be reasonably requested by Parent or the Financing Sources to the extent that such information is of the type and form customarily included in an Offering Document relating to the Debt Financing and (B) informing Parent if the chief executive officer or the chief financial officer of the Company shall have knowledge of any facts as a result of which a restatement of any financial statements to comply with GAAP would be likely;
(iv) assisting with the preparation of Offering Documents;
(v) requesting and facilitating (including by the delivery of customary representation letters) customary comfort letters (including “negative assurance”) from the Company’s independent auditors, final drafts of such comfort letters which the Company’s independent auditors are prepared to issue upon completion of customary procedures and facilitating direct contact with such independent auditors or participation in a reasonable number of due diligence sessions, drafting sessions and other meetings upon reasonable advance notice, and obtaining consents from the Company’s independent auditors with respect to the financial statements and financial information contemplated to be included in such Offering Documents in accordance with clause (iii) above;

(vi) executing and delivering, solely to the extent such execution and delivery would only be effective on or after the Closing Date, any definitive agreements, pledge and security documents, mortgages, currency or interest hedging arrangements and other definitive financing documents and certificates as may be reasonably requested by Parent or the Financing Sources (including using reasonable best efforts to obtain, to the extent applicable, consents of accountants for use of their reports in any materials relating to the Debt Financing as reasonably requested by Parent), obtaining insurance certificates and endorsements, and facilitating the delivery of all stock and other certificates representing equity interests in the Company and its Subsidiaries to the extent required in connection with the Debt Financing, it being understood that such documents will not take effect until the Effective Time;
(vii) reasonably facilitating the granting of security interests (and perfection thereof) in collateral or the reaffirmation of the pledge of collateral on or after the Closing Date, and obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness required to be repaid at the Closing and the release and termination of any and all related Liens on or prior to the Closing Date;
(viii) providing customary authorization letters, confirmations and undertakings to the Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Financing Sources that the information pertaining to the Company and its Subsidiaries and based on financial information and data derived from the Company’s historical books and records contained in the disclosure and marketing materials related to the Debt Financing is complete and correct in all material respects and that the public side versions of such documents, if any, do not include material non-public information about the Company and its Subsidiaries; provided, however, that all such materials have been previously identified to, and provided to, the Company;
(ix) to the extent any information constituting material non-public information about the Company or its Subsidiaries or securities (1) is “flash” or “recent development sales” and/or EBITDA information for any completed fiscal quarter or other completed fiscal period or (2) would otherwise customarily be made public by the Company or its Subsidiaries, if requested by Parent, publicly disclosing such information such that such information no longer constitutes material non-public information about the Company or its Subsidiaries or securities;
(x) taking all reasonable corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing;
(xi) promptly furnishing (but in no event later than four (4) Business Days prior to the Closing Date) Parent and the Financing Sources with all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Parent or the Financing Sources relating to applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and the requirements of 31 C.F.R. § 1010.230, to the extent requested in writing at least nine (9) Business Days prior to the Closing Date; provided, however, that nothing herein shall require the Company or any Subsidiary to take any action that would be effective prior to the Closing, including with respect to any lien on any assets of the Company or its Subsidiaries in connection with the Debt Financing.
(b) Obligations of the Company. Notwithstanding anything in this Agreement to the contrary, (i) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or enter into any binding agreement or commitment or incur any other actual or potential liability or obligation in connection with the Debt Financing (or any alternative Debt Financing) prior to the Closing, (ii) none of the Company, its Subsidiaries or their respective directors, managers, officers or employees shall be required to execute or enter into, perform or authorize any agreement with respect to the Debt Financing (other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) that is not contingent upon the Closing or that would be effective prior to the Closing Date (and for the avoidance of doubt, the board of directors or other equivalent governing body of Parent shall enter into or provide any resolutions, consents, approvals or other Closing arrangements on behalf of the Company and its Subsidiaries as may be required by the Financing Source at, or as of, the Closing), (iii) no director, manager, officer or employee of the Company or any of the Subsidiaries of the Company shall be required to deliver any certificate or take any other action pursuant to this Section 5.18 to the extent any such action would reasonably be expected to result in personal liability to such director, manager, officer or employee, (iv) neither the Company nor any of its Subsidiaries shall be required to take any action that would reasonably be expected, in the reasonable judgment of the Company, to conflict with, or result in any violation or breach of, any applicable Laws, any organizational documents of the Company or any of its Subsidiaries, any Contract or obligations of confidentiality (not created in contemplation hereof) binding on the Company or any of its Subsidiaries, (v) neither the Company nor any of its Subsidiaries shall be required to take any action that would cause any condition to the Closing set forth herein to not be satisfied or otherwise cause any breach of this Agreement, (vi) neither the Company nor any of its Subsidiaries shall be required to make any representation, warranties or certifications as to which, after the Company’s use of reasonable best efforts to cause such representation, warranty or certification to be true, the Company has in its good faith determined that such representation, warranty or certification is not true, (vii) neither the Company nor any of its Subsidiaries shall be required to become subject to any obligations or liabilities with respect to such agreements or documents prior to the Closing other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records), and (viii) neither the Company nor any of its Subsidiaries shall be required to (x) provide access to or disclose information that the Company determines would jeopardize any attorney–client privilege or other similar privilege of the Company or any of its Subsidiaries or (y) change any fiscal period. In addition, (A) no action, liability or obligation of the Company or its Subsidiaries or any of its Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) will be effective until the Effective Time, and the Company and its Subsidiaries will not be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time; and (B) any bank information memoranda required in relation to the Debt Financing will contain disclosure reflecting the Surviving Company or its Subsidiaries as the obligor. Nothing in this Section 5.18 will require the Company Board to approve any financing (including the Debt Financing) or Contracts related thereto, effective prior to the Closing Date.
(c) Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries; (ii) are used solely in connection with a description of the Company, its business and products or the Transaction; and (iii) are used in a form and manner reasonably acceptable to the Company.
(d) Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any Financing Sources or prospective Financing Sources and other financial institutions and investors that may become parties to the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other confidentiality undertakings customary for transactions similar to the Debt Financing.

(e) Reimbursement. Promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company and its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.18.
(f) Indemnification. The Company and its Subsidiaries and their Representatives will, promptly upon request by the Company, be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with any cooperation provided pursuant to this Section 5.18 or the provision of information utilized in connection therewith.
(g) No Financing Condition. The parties acknowledge and agree that the provisions contained in this Section 5.18 represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of the Debt Financing and no other provision of this Agreement shall be deemed to expand or modify such obligations. Notwithstanding anything herein to the contrary, Parent and Merger Sub each acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing. If the Debt Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VI, to consummate the Merger.
ARTICLE VI
CONDITIONS PRECEDENT
Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by this Agreement and applicable Law) by both the Company and Parent at or prior to the Effective Time of the following conditions:
(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.
(b) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction that, in any case, prohibits or makes illegal the consummation of the Merger.
(c) Antitrust. Any applicable waiting period (and any extension thereof) under Antitrust Laws in the jurisdiction set forth on Section 6.1 of Company Disclosure Letter relating to the transactions contemplated by this Agreement shall have expired or been terminated, and any approvals, consents or clearances required in connection with the transactions under such Antitrust Laws shall have been obtained and shall be in full force and effect.
Section 6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:
(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement (other than the representations set forth in Section 4.2 and Section 4.10) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded). The representations and warranties of Parent and Merger Sub set forth in Section 4.2 and Section 4.10 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.
(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).
Section 6.3 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:
(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties set forth in Section 3.2(a), Section 3.3 and Section 3.22) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded). The representations and warranties of the Company set forth in Section 3.2(a), Section 3.3 and Section 3.22 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).
(b) Performance of Obligations of the Company. The Company shall have performed and complied with in all material respects all covenants and obligations required to be performed or complied by it under this Agreement at or prior to the Effective Time.
(c) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.
(d) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).
Section 6.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely, either as a basis for not consummating the Merger or the other Transactions or terminating this Agreement and abandoning the Merger on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):
(a) by mutual written consent of Parent and the Company;
(b) by either Parent or the Company:
(i) if the Merger shall not have been consummated on or before September 27, 2021 (the “Termination Date”); provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the direct cause of, or resulted directly in, the failure of the Merger to be consummated by the Termination Date and such action or failure to perform constitutes a breach of this Agreement;
(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.7; provided, further that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose material breach of any provision of this Agreement has been the direct cause of, or resulted in, such action; or
(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;
(c) by the Company:
(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach of failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be cured by the Termination Date; provided, that the Company shall have given Parent written notice, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement; or
(ii) if, (A) the Company Board authorizes the Company, to the extent permitted by and subject to complying with the terms of Section 5.4, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (B) concurrently with the termination of this Agreement, the Company, subject to complying with the terms of Section 5.4, enters into an Alternative Acquisition Agreement providing for a Superior Proposal and (C) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 7.3(b).
(d) by Parent:
(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach of failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be cured by the Termination Date; provided, that Parent shall have given the Company written notice, delivered at least 30 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement; or
(ii) if the Company Board shall have effected an Adverse Recommendation Change or the Company shall have materially breached the provisions of Section 5.4, and such breach has resulted in the receipt by the Company of an Acquisition Proposal.
The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other party.
Section 7.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement and the provisions of Section 3.23 (Opinion of Financial Advisor), Section 4.10 (Brokers), Section 5.12 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (Parties in Interest), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Enforcement), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial) and Section 8.16 (No Presumption Against Drafting Party) of this Agreement shall survive the termination hereof; provided, however, that none of Parent, Merger Sub or the Company shall be released from any liabilities or damages arising out of a deliberate act or failure to act, with the intent of causing a material breach of this Agreement, which act or failure to act constitutes in and of itself a material breach of this Agreement.

Section 7.3 Fees and Expenses.
(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement (including applicable SEC filing fees) and the solicitation of the Company Shareholder Approval shall be shared equally by Parent and the Company. Notwithstanding anything to the contrary contained herein, Parent shall pay, or cause to be paid, all documentary, sales, use, real property transfer, registration, value added, transfer, stamp, recording and similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to Tax or additional amounts with respect thereto incurred in connection with this Agreement and the transactions contemplated hereby, and shall file all Tax Returns related thereto, regardless of who may be liable therefor under applicable Law.
(b) In the event that:
(i) this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) and (A) at any time after the date of this Agreement, and prior to the taking of a vote to approve this Agreement at the Company Shareholders Meeting or any adjournment or postponement thereof, an Acquisition Proposal shall have been communicated to the Special Committee or the Company Board or shall have been publicly announced or publicly made known to the shareholders of the Company, and not withdrawn prior to such vote to adopt this Agreement and (B) within twelve months after such termination, the Company or any of its Subsidiaries shall have entered into a definitive agreement with respect to, or shall have consummated, an Acquisition Proposal (provided, that for purposes of this Section 7.3(b)(i), the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);
(ii) this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii);
(iii) this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii); or
(iv) this Agreement is terminated by Parent pursuant to Section 7.1(b)(i) at a time at which Parent had the right to terminate this Agreement pursuant to Section 7.1(d)(ii).
then, in any such case, the Company shall pay Parent a termination fee of $15,600,000 (the “Termination Fee”), it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.
(c) Payment of the Termination Fee, if applicable, shall be made by wire transfer of same-day funds to the account or accounts designated by Parent (i) on the earlier of the execution of a definitive agreement with respect to or consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Termination Fee payable pursuant to Section 7.3(b)(i), (ii) concurrently with termination, in the case of a Termination Fee payable pursuant to Section 7.3(b)(ii), and (iii) promptly (and in any event within two Business Days) after termination, in the case of a Termination Fee payable pursuant to Section 7.3(b)(iii) or (iv). In the event that Parent or its designee shall receive full payment pursuant to Section 7.3(b), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions herein (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated herein or any matters forming the basis for such termination.
(d) The Company acknowledges that the agreements contained in this Section 7.3 do not constitute a penalty and are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 7.3, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.
Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties, prior to the Effective Time and whether before or after the Company Shareholder Approval has been obtained, by action taken or authorized by their respective Boards of Directors; provided, however, that after the Company Shareholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. Notwithstanding anything to the contrary contained herein, this Section 7.4, Section 8.6 and Section 8.17 (and any other provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions, including but not limited to the definitions of “Debt Financing” and “Financing Sources”) may not be amended, modified, waived or terminated in a manner that is adverse to a Financing Source, as applicable, without the prior written consent of the applicable Financing Source.
Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.
ARTICLE VIII
GENERAL PROVISIONS
Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.
Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, on the date of transmittal, provided no “bounce back” or similar message of non-delivery is received with respect thereto, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(i) if to Parent, Merger Sub or the Surviving Company, to:
Connaught House
1 Burlington Road
Dublin 4, Ireland
Attention:	Bill Hoffman; Z. Clifton Dameron;
Email:	billh@carlyle.aero;
clifD@carlyle.aero

with a copy (which shall not constitute notice) to:

Milbank LLP
55 Hudson Yards
New York, NY 10001-2163
Attention:	Dean W. Sattler; Drew S. Fine;
Iliana Ongun
E-mail:	dsattler@milbank.com;
dfine@milbank.com;
iongun@milbank.com
(ii) if to Company, to:
Fly Leasing Limited
West Pier Business Campus, Dun Laoghaire
County Dublin A96 N6T7, Ireland
Attention:	General Counsel
Email:	legal@bbam.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Attention:	Barbara Becker; Boris Dolgonos; Saee Muzumdar
E-mail:	BBecker@gibsondunn.com;
BDolgonos@gibsondunn.com;
SMuzumdar@gibsondunn.com
Section 8.3 Certain Definitions. For purposes of this Agreement:
(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;
(b) “Aircraft” means, either collectively or individually, as applicable and the context requires, the aircraft described in Section 3.15 of the Company Disclosure Letter, each with the manufacturer’s serial number as set forth in that Section, including (a) the airframe, (b) the Engines and (c) all appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment installed in or furnished with the Aircraft on the Closing Date, except that, with respect to Lessee Furnished Equipment, references in this Agreement to an “Aircraft” shall be deemed to refer only to that interest in Lessee Furnished Equipment as is held by the owner of the Aircraft therein under the applicable Lease Document, without any representation or warranty of any kind by the Company with respect to such interest except as set out in Section 3.15. References to the “Aircraft” shall, where the context requires, include the Manuals and Technical Records;
(c) “Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act of 2010, and any other similar laws or regulations concerning or relating to bribery or corruption;
(d) “Anti-Money Laundering Laws” means the Bank Secrecy Act, as amended by the Patriot Act, and any other similar laws or regulations concerning or relating to terrorism financing or money laundering;
(e) “BBAM” means, collectively, BBAM Aviation Services Limited, BBAM US LP and their respective Subsidiaries and Affiliates;

(f) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Bermuda or New York, New York are authorized or required by applicable Law to be closed;
(g) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;
(h) “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or associated epidemics, pandemics or disease outbreaks;
(i) “Debt Financing” means any lines of credit, committed bond or bridge financing or other debt financing proposed to be obtained by Parent or Merger Sub in connection with the transactions contemplated hereby;
(j) “Engine” means (i) with respect to each Aircraft, the aircraft engines related to that Aircraft as set forth in Section 3.15 of the Company Disclosure Letter, and title to which has vested in the owner of that Aircraft or, with respect to all Aircraft, all of those engines and (ii) each other aircraft engine owned by or leased to the Company or one of its Subsidiaries whether or not attached to an Aircraft, and together in each case with all quick engine change (QEC) kits, equipment and accessories belonging to, installed in or appurtenant to those engines. For the avoidance of doubt, references to Engines shall include aircraft engines which shall have replaced another aircraft engine under the relevant Lease if title to such replacement engine shall have passed to the lessor under such Lease;
(k) “Excluded Share” means any Share canceled in accordance with Section 2.1(b);
(l) “Export Controls” means any and all laws, rules and regulations controlling the export of any goods, technology or services imposed, administered or enforced by the United States (including by the Bureau of Industry and Security of the U.S. Department of Commerce);
(m) “Financing Sources” means any entity or entities that commit to provide or otherwise enter into agreements in connection with the Debt Financing, including for the avoidance of doubt, parties to any joinder agreements or amendments to such agreements (together with their respective Affiliates and their and their respective Affiliates’ officers, managers, directors, employees, controlling Persons, agents and Representatives and their respective successors and assigns, collectively, but not including Parent, Merger Sub or the Company);
(n) “knowledge” of the Company means the actual knowledge of the individuals listed on Section 8.3(n) of the Company Disclosure Letter;
(o) “Lease” means, with respect to each Aircraft, any aircraft or engine lease relating to that Aircraft, or any other engine lease;
(p) “Lease Documents” means, with respect to each Aircraft or each Engine, the Lease and all other material agreements (including any assignments, novations, side letters, amendments, waivers, modifications, assignment of warranties or option agreements) delivered in connection with, or relating to, the Lease of that Aircraft or Engine, as the case may be;
(q)“Lessee” means, with respect to each Aircraft or each Engine, the operating lessee of that Aircraft or Engine, as the case may be;
(r) “Lessee Furnished Equipment” means, with respect to each Aircraft, any appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment, installed in or furnished with that Aircraft on the Closing Date which in accordance with the terms of the Lease Documents for that Aircraft remains the property of Lessee following the return of the Aircraft to the lessor of such Aircraft;
(s) “Manuals and Technical Records” means, with respect to each Aircraft or each Engine, all records, logs, technical data and manuals relating to the maintenance and operation of such Aircraft (including all documents defined as “Aircraft Documentation” or a similar term under the relevant Lease) or such Engine, which the Lessee of such Aircraft is required by the terms of the relevant Lease to return to the lessor under such Lease upon the expiration or termination of the term of such Lease;

(t) ’‘Material Adverse Effect” means any event, change, circumstance, occurrence, fact or effect that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided however, that no event, change, circumstance, occurrence, fact or effect arising out of, attributable to or resulting from any of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been or would or could be, a Material Adverse Effect: (1) any changes in general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, in each case, in the United States or elsewhere in the world, (2) any changes or developments generally affecting aircraft leasing, aviation or airline industries, including any adverse business developments with respect to any airline customers, (3) any actions required under this Agreement to obtain any approval or authorization under applicable antitrust or competition Laws for the consummation of the Merger or any of the other transactions contemplated hereby, (4) any adoption, implementation, modification, repeal or other changes in any applicable Laws (including actions taken by any Governmental Entities in connection with any of the events set forth in clauses (7), (8), (9), or (10) of this definition, including adoption of or changes in any Public Health Measures) or any changes in applicable accounting regulations or principles, or in interpretations of any of the foregoing, (5) any change in the price or trading volume of the Company’s share capital, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (6) any failure by the Company to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (7) political, geopolitical, social or regulatory conditions, any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, public demonstrations or acts of foreign or domestic terrorism (including cyber-terrorism), or any escalation or worsening of any such conditions, (8) any natural or manmade disasters, hurricanes, floods, tornados, tsunamis, earthquakes, wild fires, other weather conditions or other force majeure events, or any escalation or worsening of such conditions, (9) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions, (10) any other regional, national or international calamity, crisis or emergency, (11) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement (provided, that this clause (11) and clause (12) below shall not apply in the context of the representations and warranties contained in Section 3.2 and Section 3.4), the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (12) any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case which is required to be taken pursuant to this Agreement or (13) any actions taken (or omitted to be taken) at the written request of Parent in accordance with the notice provisions set forth in this Agreement; except, in the case of clauses (1), (2), (4), (7), (8), (9) and (10), to the extent the impact of such event, change, occurrence or effect is disproportionately adverse to the Company and its Subsidiaries as compared to other aircraft leasing companies operating in the geographic markets in which the Company and its Subsidiaries conduct business;
(u) “OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury;
(v) “Offering Documents” means prospectuses, private placement memoranda, information memoranda and packages and lender and investor presentations, in connection with the Debt Financing;
(w) “Permitted Encumbrance” means (i) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries for a period greater than 60 days, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Entities, (iv) liens granted to any lender at the Closing in connection with any financing by Parent of the transactions contemplated hereby, (v) any right, interest, lien, title or other encumbrance of a lessor or sublessor under any lease or other similar agreement or in the property being leased, (vi) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other encumbrances that do not materially interfere with the present use of the assets of the Company and its Subsidiaries taken as a whole, and (vii) with respect to any Aircraft and without limiting the foregoing, (1) any “Permitted Encumbrances” (or any other phrase with substantially similar meaning) under the terms of the relevant Lease Documents; (2) Liens for which the applicable Lessee (other than the Company or its Subsidiaries, as applicable) is responsible or for which the applicable Lessee is to indemnify the lessor under the terms of the applicable Lease; (3) Liens which do not materially detract from the value of such Aircraft or the Company or its Subsidiaries, as applicable, leasehold interest in such Aircraft, or materially interfere with the use of such Aircraft in substantially the manner used before the date of this Agreement or (4) Liens granted pursuant to any financing disclosed under the Company Disclosure Letter;
(x) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;
(y) “Public Health Measures” means any closures, “shelter-in-place,” “stay at home,” social distancing, shut down, closure, curfew or other restrictions or any other Laws, orders, directives, guidelines or recommendations issued by any Governmental Entity, the Centers for Disease Control and Prevention, or the World Health Organization in connection with COVID-19 or any other epidemic or pandemic;
(z) “Sanctioned Country” means, at any time, a country or territory that is the subject or target of country-wide or territory-wide Sanctions broadly restricting or prohibiting dealings with, in or involving such country or territory;
(aa) “Sanctioned Person” means any Person: (i) identified on a Sanctions-related list of designated persons, including, but not limited to, the Specially Designated Persons and Blockers Persons List administered by OFAC; (ii) subject to sanction for being domiciled, organized or resident in, or the government or any agency or instrumentality of the government of, any Sanctioned Country; (iii) subject to sanction for being owned or controlled by, or acting for or on behalf of, directly or indirectly, any Person described in the foregoing clauses (i) or (ii);
(bb) “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by (i) the U.S. government, including those administered by OFAC, or the U.S. Department of State; (ii) the United Nations Security Council; (iii) the European Union or any of its member states; and (iv) the United Kingdom, including Her Majesty’s Treasury;
(cc) “Statutory Merger Agreement” means the statutory merger agreement between the Company and Merger Sub substantially in the form of the agreement attached hereto as Exhibit C; and
(dd) “Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (i) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (ii) a general partner interest or (iii) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.
Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement.

The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. A “shareholder” of the Company shall have the same meaning as a “member” of the Company under the Company Bye-laws.
Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Confidentiality Agreement, the Limited Guarantee, the Voting Agreement, the Assignment and Assumption Agreement and the BBAM Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.
Section 8.6 Parties in Interest. This Agreement is not intended to, and shall not, confer upon any other Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 5.10 and Section 5.18(f), which shall inure to the benefit of the Persons benefiting therefrom (such Persons are intended to be express third party beneficiaries thereof), (b) if the Effective Time occurs, (i) the right of the Company shareholders to receive the Merger Consideration and (ii) the rights of holders of each Company SAR to receive the payments contemplated by the applicable provisions of Section 2.2 in accordance with the terms and conditions of this Agreement, (c) the right of the Company on behalf of the Company shareholders to pursue damages (including claims for damages based on loss of the economic benefits of the Merger, including the loss of premium, to the Company shareholders) and other relief (including equitable relief) for any breach of this Agreement by Parent or Merger Sub, whether or not this Agreement has been validly terminated pursuant to Article VII, which right is hereby expressly acknowledged and agreed by each of Parent and Merger Sub, each of whom shall each be jointly and severally liable for any such damages for which Parent or Merger Sub are found liable, and (d) that the Financing Sources shall be express third party beneficiaries of Section 7.4, this Section 8.6 and Section 8.17, each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware, except to the extent the provisions of the laws of Bermuda are mandatorily applicable to the Merger or the Transactions.
Section 8.8 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court, in each case, except to the extent that any such proceeding mandatorily must be brought in Bermuda. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein, and except to the extent that any such proceeding mandatorily must be brought in Bermuda. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 8.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Company (on behalf of itself and on behalf of the holders of Shares as third party beneficiaries under Section 8.6), Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity, including any right to terminate this Agreement pursuant to Article VII and to seek the Termination Fee, if applicable; provided that, under no circumstances shall Parent or Merger Sub be permitted or entitled to receive both a grant of specific performance that results in a Closing and the Termination Fee. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.
Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.
Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 8.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.
Section 8.15 Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.
Section 8.16 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
Section 8.17 Financing Sources. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (a) agrees that it will not bring or support any person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this

Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Financing, in any forum other than the federal and New York State courts located in the Borough of Manhattan of the City of New York; (b) agrees that all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to the Debt Financing shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York; and (c) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (d) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Financing, (e) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable agreement pertaining to the Debt Financing will be effective service of process against them for any such legal action or proceeding brought in any such court, and (f) agrees that no Financing Source shall be subject to special, consequential, punitive or indirect damages or damages of a tortious nature. Notwithstanding anything to the contrary contained in this Agreement, (i) the Company and its Subsidiaries, their Affiliates, their and their Affiliates’ directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any Financing Source, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing, whether at law or equity, in contract, in tort or otherwise and (ii) no Financing Source shall have any liability (whether in contract, in tort or otherwise) to the Company and its Subsidiaries, their Affiliates, their and their Affiliates’ directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the Financing Sources are intended third-party beneficiaries of, and shall be entitled to the protections of, this Section 8.17.
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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
CARLYLE AVIATION ELEVATE LTD.

By:	/s/ Marcus Miller
Name: Marcus Miller
Title: Director
CARLYLE AVIATION ELEVATE MERGER SUBSIDIARY LTD.

By:	/s/ Marcus Miller
Name: Marcus Miller
Title: Director
FLY LEASING LIMITED

By:	/s/ Colm Barrington
Name: Colm Barrington
Title: Chief Executive Officer

EXHIBIT A
FORM OF FLY LEASING LIMITED BYE-LAW AMENDMENT
The Bye-Laws of the Company shall be amended as follows:
1. Delete existing Bye-law 73 under the heading “BUSINESS COMBINATIONS” in its entirety and insert new Bye-law 73 as follows:
73.	AMALGAMATIONS AND MERGERS
73.1
Subject to Bye-law 73.2, the Company shall not engage in any amalgamation or merger unless such amalgamation or merger has been approved by a resolution of the Members including the affirmative votes of at least 66% of all votes attaching to all shares in issue entitling the holder to attend and vote on such resolution.

73.2
Bye-law 73.1 shall not apply in respect of any amalgamation or merger approved by the Board, and in respect of any amalgamation or merger approved by the Board which the Act requires to be approved by the Members, the necessary general meeting quorums and Members’ approval shall be as set out in Bye-laws 27 and 29.

BBAM Agreement
EXHIBIT B
SUB-SERVICING AGREEMENT
THIS SUB-SERVICING AGREEMENT dated as of March 27, 2021 (this “Agreement”), is by and between BBAM US LP, a Delaware limited partnership (“BBAM”), BBAM AVIATION SERVICES LIMITED, a company incorporated under the laws of Ireland (“BBAM Ireland” and together with BBAM, the “Servicers,” each a “Servicer”), CARLYLE AVIATION MANAGEMENT LIMITED (the “Sub-Servicer”), FLY LEASING LIMITED, a company incorporated under the laws of Bermuda (the “Company” or the “Indemnitor”), FLY LEASING MANAGEMENT CO. LIMITED, a company incorporated under the laws of Bermuda (with respect to Section 7 only) (the “Manager”) and CARLYLE AVIATION ELEVATE LTD., a Cayman Islands exempted company (the “Buyer”).
WHEREAS, the Company engaged BBAM and BBAM Ireland, collectively, as servicers and remarketing agents to provide administrative and management services or remarketing services with respect to certain aviation assets owned directly or indirectly by the Company (the “Aviation Assets”) pursuant to the terms of the servicing agreements and remarketing agreements set forth in Schedule A hereto (collectively, the “Subject Servicing Agreements” and each, a “Subject Servicing Agreement”).
WHEREAS, each of the Aviation Assets are subject to the terms of certain debt facilities as described in the applicable Subject Servicing Agreement (collectively, the “Covered Facilities” and each, a “Covered Facility”).
WHEREAS, in connection with the proposed acquisition of the Company by the Buyer (the “Transaction” and the date of the consummation of such Transaction, the “Closing Date”), the Servicers desire to delegate their role and to have the Sub-Servicer act as sub-servicer with respect to each Subject Servicing Agreement and the Sub-Servicer desires to act as sub-servicer with respect to each Subject Servicing Agreement, upon the terms and conditions set forth in this Agreement.
WHEREAS, the Servicers and the Company desire to provide for the Ancillary Services set forth in Section 3 and Schedule C of this Agreement.
NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:
1. Definitions. The following terms, as used herein (including in any Schedules or Annexes attached hereto), have the following meanings:
“After-Tax Basis” means on a basis such that any payment received, deemed to have been received or receivable by any Person shall, if necessary, be supplemented by a further payment to that Person so that the sum of the two payments shall, after deduction of Taxes resulting from the receipt (actual or constructive) or accrual of such payments (after taking into account any current deduction to which such Person shall be entitled with respect to the amount that gave rise to the underlying payment), be equal to the payment received, deemed to have been received or receivable.
“Agreement” shall have the meaning set forth in the preamble.
“Ancillary Services” shall have the meaning in Section 3(a)(i).
“Ancillary Services Term” shall have the meaning in Section 3(d)(i).
“Ancillary Services Termination” shall have the meaning in Section 13(a).
“Annual Fee” shall have the meaning in Section 4(a).
“Applicable Law” means any law, statute, ordinance, rule, regulation, code of conduct or practice of any Governmental Authority that applies to the applicable Person or any of its properties or assets.
“Aviation Assets” shall have the meaning set forth in the preamble.
“BBAM” shall have the meaning set forth in the preamble.
“BBAM Ireland” shall have the meaning set forth in the preamble.

“BBAM LP” means BBAM Limited Partnership.
“Buyer” shall have the meaning set forth in the preamble.
“Change of Control Fee” shall have the meaning set forth in the FLY Management Agreement.
“Closing Date” shall have the meaning set forth in the preamble.
“Company” shall have the meaning set forth in the preamble.
“Covered Facilities” shall have the meaning set forth in the preamble.
“FLY Management Agreement” means the Amended and Restated Fly Leasing Limited Management Agreement dated December 28, 2012 between the Company and Fly Leasing Management Co. Limited, as amended by the First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of June 19, 2015, the Second Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of July 27, 2016, and the Third Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of February 1, 2017.
“Force Majeure” shall have the meaning in Section 3(b)(iii).
“Governmental Authority” means any federal, state, local, foreign or international court, administrative agency or commission or other governmental agency or instrumentality (or any officer or representative thereof) of competent jurisdiction, including the European Union.
“Indemnitor” shall have the meaning set forth in the preamble.
“Manager” shall have the meaning set forth in the preamble.
“Manager Shares” means the 100 shares, par value $0.001 per shares, authorized pursuant to Section 4.1(b) of the Amended and Restated Bye-Laws of the Company, as amended.
“Merger Agreement” means the Agreement and Plan of Merger among Buyer, Carlyle Aviation Elevate Merger Subsidiary Ltd. and the Company, dated as of March 27, 2021.
“Person” means any means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.
“Personnel” shall have the meaning in Section 3(b)(3).
“Proceeding” means an action, suit or legal, administrative, arbitral or alternative dispute resolution proceeding.
“Services” shall have the meaning in Section 2.
“Servicer Indemnified Party” shall have the meaning in Section 6(c).
“Servicers” shall have the meaning set forth in the preamble.
“Subject Servicing Agreement Fees” shall have the meaning in Section 4(b).
“Subject Servicing Agreements” shall have the meaning set forth in the preamble.
“Sub-Servicer” shall have the meaning set forth in the preamble.
“Tax” or “Taxes” means all fees (including documentation, license and registration fees), taxes, assessments, levies, impositions, duties, withholdings and other charges of any nature whatsoever (including taxes based upon or measured by gross receipts, income, profits, sales, use or occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, social security, employment, excise, documentary, stamp, corporation, corporation profits, advance corporation, capital duty, capital gains, capital acquisitions, wealth, vehicle registration, social insurance, and property taxes) asserted or imposed by any Governmental Authority, together with all interest, fines, penalties and additions imposed with respect to such amounts.
“Termination Date” shall have the meaning in Section 13(a).
“Transaction” shall have the meaning set forth in the preamble.

2. Subservicing. (a) The Sub-Servicer covenants and agrees to perform all services under the Subject Servicing Agreements (the “Services”) from and after the date hereof in accordance with the standards, requirements, guidelines, procedures, restrictions and provisions of the applicable Subject Servicing Agreement, Covered Facility and this Agreement. The Sub-Servicer shall be responsible for performing all of the duties and obligations of the Servicers under each Subject Servicing Agreement, and the Sub-Servicer shall at all times meet all standards and fulfill all requirements applicable to the Servicer pursuant to each Subject Servicing Agreement and related Covered Facility. Without limiting the foregoing, the Sub-Servicer covenants and agrees that it shall fully perform the obligations of the Servicers pursuant to each Subject Servicing Agreement and related Covered Facility in a manner that will not cause the termination of the Servicers as servicers or remarketing agent, as applicable, under any Subject Servicing Agreement or impose any liability to the Servicers under any Subject Servicing Agreement.
(b) Any reporting and certifications required to be provided by the Servicers to any lenders or any other party under a Subject Servicing Agreement will be produced by the Sub-Servicer who shall provide these reports to the Servicer in accordance with the requirements of the Covered Facilities.
(c) The Servicers agree that the delegation to the Sub-Servicer of the Services shall in no way affect the Servicers’ obligations to the Company under the Subject Servicing Agreements.
3. Ancillary Services.
(a) Provision and Standard of Ancillary Services.
(i) Services to be Provided. Notwithstanding anything in Section 2 hereof to the contrary, and subject to the other terms and conditions of this Agreement, the Servicers shall provide or cause to be provided to the Company those services described on Schedule B attached hereto (the “Ancillary Services”) for the time period and fee specified for such Ancillary Services on Schedule B.
(ii) Service Standard. The Servicers shall provide or cause to be provided to the Company the Ancillary Services at a level of care and in a manner materially consistent with the provision of the applicable Ancillary Service by or on behalf of the Servicers to the Company during the 12 months prior to the date of the Merger Agreement.
(iii) Servicer Employees. The Servicers shall make available to the Company such personnel as may be necessary to provide the Ancillary Services; provided, however, that subject to the Servicers’ express obligations hereunder, the management of and control over the provision of the Ancillary Services shall reside solely with the Servicers. Without limiting the generality of the foregoing, all labor matters relating to employees of the Servicers (including, without limitation, employees involved in the provision of Ancillary Services to the Company) shall be within the exclusive control of the Servicers and the Company shall not take any action affecting such matters. The Servicers shall be solely responsible for all salary, employment and other benefits of and liabilities relating to the personnel of the Servicers performing any of the Ancillary Services. Nothing in this Agreement will prevent the Servicers from using affiliates or third-party subcontractors approved in advance and in writing by the Company to perform all or any part of an Ancillary Service hereunder. In the event that affiliates or approved third parties perform all or any part of an Ancillary Service hereunder, the Servicers shall cause such affiliates or third parties to deliver such Ancillary Services in accordance with the requirements set forth in Section 3(a)(ii) and shall remain liable for the actions (or inactions) taken by such affiliates or third parties as though such actions were taken (or not taken) by the Servicers hereunder.
(b) Limitations.
(i) Third-Party Consents; Compliance with Agreements and Applicable Law.
(1) The Company acknowledges and agrees that no third party consents are necessary in order to provide any of the Ancillary Services to the Company under this Agreement.
(2) The Company acknowledges and agrees that any Ancillary Services provided through third parties or using third-party intellectual property are subject to the terms and conditions of any applicable agreements between the Servicers or their affiliates and such third parties. The Company agrees to comply, and to cause its affiliates to comply, in all material respects with the terms and conditions of any such applicable third-party agreements (provided that the Servicers shall have made available to the Company copies of any such agreements or provided notice to the Company of the applicable terms and conditions thereof) and with Applicable Law, in each case, pertaining to the receipt by the Company of the Ancillary Services pursuant to this Agreement.
(3) The Servicers shall use their commercially reasonable efforts to ensure that any Persons engaged in providing the Ancillary Services on behalf of the Servicers (the “Personnel”) comply with all of the Company’s reasonable and lawful requests, directions or regulations made known to the Servicers in relation to the safety and security of the Company’s premises, property or personnel.
(ii) Force Majeure. The Company and the Servicers will be excused from performance under Section 3 of this Agreement, will not be deemed to be in breach hereof, and will have no liability to the other party whatsoever to the extent such party is prevented from performing any of its obligations hereunder, in whole or in part, as a result of an act of God, war, terrorism, civil disturbance, interruption of utilities, disruption of Internet access as a result of any virus, work or Trojan horse, court order, or other similar cause (except for COVID-19 or any other epidemic, pandemic or outbreak of diseases, or any escalation or worsening of such conditions), in each case by reason of events beyond such party’s reasonable control (a “Force Majeure”); provided that the affected party uses its commercially reasonable efforts to re-commence performance as promptly as reasonably possible. In the event of an occurrence of a Force Majeure, the Servicers shall give notice of suspension as soon as reasonably practicable to the Company stating the date and extent of such suspension and the cause thereof, and the Servicers shall resume the performance of such obligations as promptly as reasonably practicable upon the cessation of such Force Majeure. During the period of a Force Majeure, the Company shall be entitled to seek an alternative servicer at its own cost with respect to the Ancillary Services affected upon prior written notice to the Servicers. If a Force Majeure shall continue to exist for more than one hundred eighty (180) consecutive days, the Servicers shall be entitled to permanently terminate the Ancillary Services affected.
(c) Limitations on Liability; Joint and Several Obligations. The Servicers shall have no liability in connection with providing any of the Ancillary Services during the term of this Agreement, except to the extent that the losses of the Company arise from the gross negligence or wilful misconduct of the Servicers or their affiliates.
(d) Term and Termination.
(i) Term of Ancillary Services. The Servicers shall provide the Ancillary Services to the Company commencing on the date hereof through the end of the applicable term as set forth on Schedule B (the “Ancillary Services Term”).
(ii) Termination of Ancillary Services.
(1) Early Termination of Ancillary Services. The Company may, at any time during the Ancillary Services Term, by providing thirty (30) days’ prior written notice to the Servicers, terminate the receipt of any particular Ancillary Service or Ancillary Services. Any termination notice delivered shall specify (x) the Ancillary Service or Ancillary Services to be terminated and (y) the effective date(s) of such termination.
(2) Automatic Termination of Ancillary Services. The obligations pursuant to Section 3 of this Agreement shall terminate upon the termination of the last Ancillary Service to be provided hereunder.
(e) Company Obligation to Migrate. Without limiting the Servicers’ obligation to provide ancillary services in the applicable Ancillary Services category through the end of the applicable Ancillary Services Term as set out in Schedule C, the Company shall use commercially reasonable efforts to migrate each Ancillary Service category such that they are being performed by the Company (or the replacement servicer as designated by the Company) as soon as reasonably practicable. Where the Company shall have completed

(or anticipates completing) the migration of an Ancillary Service category in advance of the end of the applicable Ancillary Services Term, the Company shall provide the Servicers notice thereof and the date on which such migration is to be completed (and the Servicers shall have no obligation in such Ancillary Service category after such date).
(f) Data Protection. The Servicers shall maintain safeguards against the destruction, loss or alteration of business data in its possession that are consistent with the safeguards that are in place for the Company as of the date of the Merger Agreement. The Servicers shall also maintain disaster recovery plans, systems and services (e.g., recovery of data, operating environment, telecommunications infrastructure and other facilities) that are substantially similar to the disaster recovery plans, systems and services in place for the business as of the date of the Merger Agreement. In the event of a Force Majeure, the Servicers shall timely implement applicable disaster recovery plans and procedures for the Ancillary Services provided to the Company.
4. Compensation.
(a) Servicers’ Fee. Subject to Section 13(a) hereof, the Buyer shall pay the Servicers a one-time fee of $500,000 on the Closing Date and an annual fee equal to $250,000 in cash (the “Annual Fee”) as consideration for Servicers’ performance under this Agreement, payable annually in arrears and subject to proration based on a year comprised of 12 months. Such Annual Fee shall be paid irrespective of any limitations under any document to which the Buyer, the Company or any of their affiliates are parties and shall be due on December 31 of each year; provided that the final Annual Fee(s) owing to the Servicers shall be paid on the Termination Date.
(b) Subject to Section 13(a) hereof, the Servicers shall transfer to the Sub-Servicer any servicing fee, administrative fee, disposition fee or any similar fees received by the Servicers from the Company under the Subject Servicing Agreements, net of any reimbursement for related costs or expenses related thereto (the “Subject Servicing Agreement Fees”). For the avoidance of doubt, the Servicers’ obligations with respect to this Section 4(b) shall be limited to the transfer to the Sub-Servicer of any Subject Servicing Agreement Fees received from the Company.
5. Servicers’ Expenses.
The Company shall reimburse the Servicers for all costs and expenses incurred by the Servicers in connection with the negotiation and execution of this Agreement and all documents relating thereto and its services under this Agreement, including, but not limited to, any oversight, review or enforcement costs and expenses.
6. Standard of Care; Conflicts Standard; Waiver and Release; Indemnity.
(a) Standard of Care; Conflicts Standard. The Sub-Servicer hereby agrees to perform the Services in accordance with the standard of care and conflicts standard as set forth in the applicable Subject Servicing Agreement. In performing its obligations hereunder, the Sub-Servicer shall use its best efforts not to take any action that would cause the Servicers to be in breach of their obligations or incur any liability under the applicable Subject Servicing Agreement (including, but not limited to, by employing or otherwise engaging such staff and maintaining such supporting resources both in number and in quality, to enable the Sub-Servicer to perform the Services in accordance with any staffing requirements applicable to the Servicers under the Subject Servicing Agreements).
(b) Waiver and Release. The Company, Buyer and Sub-Servicer hereby waive, release and forever discharge the Servicers and their respective parents, subsidiaries, divisions, affiliates, shareholders, officers, directors, agents, employees, successors and assigns (collectively referred to as the “BBAM Releases”) from any and all rights, causes of action, claims or demands (“Claim”) directly or indirectly arising out of, in connection with, or related to the FLY Management Agreement, any Subject Servicing Agreement and the Transaction, whether express or implied, known or unknown, which the Company, Buyer and/or Sub-Servicer has or may have against the BBAM Releases, whether arising before or after the date of this Agreement; except to the extent that any losses arising from any such Claim are finally adjudicated to have resulted directly from the Servicers’ or either of their officers’ directors’, agents’ or employees’ fraud, deceit, gross negligence or willful misconduct in respect of the Servicers’ obligations to apply the standard of care or conflicts standard in respect of their performance of services under the applicable Subject Servicing Agreements from and after the date hereof.

(c) Indemnity. The Indemnitor shall indemnify on an After-Tax Basis and hold harmless the Servicers, BBAM LP and each officer, director, agent, employee or affiliate of the Servicers and/or BBAM LP (each, a “Servicer Indemnified Party”) from and against any loss, liability, costs and expenses, claim or damage (including litigation costs and attorney’s fees, and internal/overhead costs incurred by the Servicers and their affiliates in connection with any legal or regulatory proceedings in connection with the foregoing) suffered or incurred by the Servicers or any such other Person directly or indirectly resulting from (i) any Claim against a Servicer Indemnified Party directly or indirectly arising out of, in connection with, or related to the Subject Servicing Agreements or Covered Facilities, including, but not limited to, (x) any event of default under the Subject Servicing Agreement and/or Covered Facilities arising out of any action or inaction of the Servicers and (y) the delegation of the Servicers’ obligations under the Subject Servicing Agreements to the Sub-Servicer pursuant to this Agreement, (ii) a breach of any representation or warranty of the Sub-Servicer set forth in this Agreement, (iii) the Sub-Servicer’s failure to observe and perform any of the Sub-Servicer’s duties, obligations, covenants or agreements contained in this Agreement; (iv) any acts or omissions by the Sub-Servicer or its officers, directors, employees, agents or delegees in performance of its duties or obligations pursuant to this Agreement, or (v) any willful malfeasance, bad faith, fraud or negligence of the Sub-Servicer or its officers, directors, employees, agents or delegees in the performance of its duties hereunder, or the reckless disregard by the Sub-Servicer of its obligations or duties hereunder. The Buyer represents and warrants that the Indemnitor is an entity with total net assets of at least $325,000,000 and procures that Indemnitor will maintain such net worth for the duration of this Agreement (or, if at any time the Indemnitor shall not have such amount of total net assets, then the Indemnitor will arrange for another entity within the Carlyle managed group, which does have such total net assets, to either become the Indemnitor or provide a guaranty of the Indemnitor’s obligations). The obligations of the Indemnitor under this Section 6(c) shall survive the termination of this Agreement pursuant to Section 13 hereof or otherwise.
7. FLY Management Agreement Termination.
(a) Each of the Company and the Manager hereby agree that (a) the FLY Management Agreement shall be automatically terminated and of no further force and effect effective as of, and subject to and conditioned upon the occurrence of, the Effective Time (as defined in the Merger Agreement) and, subject to this Section 7 hereto, upon such termination neither the Company nor the Manager shall have any further obligations or liabilities under such agreement except as expressly specified therein, and (b) at the Effective Time (as defined in the Merger Agreement), the Company shall, subject to Section 42 of the Companies Act 1981 of Bermuda, as amended, redeem all of the Manager Shares held by the Manager for their par value and, upon such redemption, all Manager Shares shall be cancelled and shall not be re-issued.
(b) On the Closing Date, notwithstanding anything to the contrary in the Fly Management Agreement, the Manager shall receive an amount equal to (i) the Change of Control Fee and a termination fee pursuant to Sections 5.1(b)(2) and 10.2(b), respectively, of the FLY Management Agreement, less (ii) $1,000,000.
8. Representations and Warranties of the Sub-Servicer, Company, Buyer and Indemnitor.
The Sub-Servicer represents and warrants to the Servicers as of the date hereof as follows:
(a) Due Organization. The Sub-Servicer is an exempted company duly organized, validly existing and in good standing under the laws of Bermuda. The Company is a Bermuda corporation duly organized, validly existing and in good standing under the laws of Bermuda. The Buyer is a company duly organized, validly existing and in good standing under the laws of Cayman Islands. The Indemnitor is an exempted company duly organized, validly existing and in good standing under the laws of Bermuda. Each of the Sub-Servicer, the Company, the Buyer and the Indemnitor has full power and authority to own its property and to carry on its business as presently conducted and to enter into, deliver and perform this Agreement and all documents executed pursuant hereto and thereto by it and to carry out its obligations hereunder and thereunder.
(b) Due Authorization; Binding Effect. The execution, delivery and performance of this Agreement and all documents executed pursuant hereto and thereto by the Sub-Servicer, the Company, the Buyer and the Indemnitor have been duly and validly authorized by all necessary corporate, shareholder or other action. This Agreement has been, and upon their execution, all documents executed pursuant hereto and thereto by the Sub-Servicer, the Company, the Buyer and the Indemnitor shall be, duly executed and delivered such party, and (assuming due authorization, execution and delivery by the Servicers) this Agreement constitutes, and upon their execution, all documents executed pursuant hereto and thereto by the such party shall constitute, the legal, valid and binding obligations of such party, enforceable against such party in accordance with their respective terms.
(c) No Conflicts. The execution, delivery and performance by the Sub-Servicer of this Agreement and all documents executed pursuant hereto and thereto by the Sub-Servicer do not and will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation or imposition of any lien upon any of the assets of the Sub-Servicer under, any provision of (a) the organizational documents of the Sub-Servicer, (b) any agreement to which the Sub-Servicer is a party or by which the Sub-Servicer or any of its properties or assets is subject or (c) any provision of any Applicable Law applicable to the Sub-Servicer or its properties or assets.
(d) Consents. No consent of, or registration, declaration or filing with, any Governmental Authority or any other Person is required to be obtained, effected or given by or with respect to the Sub-Servicer in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except for consents, registrations, declarations and filings that have been obtained or will be obtained prior to the date hereof.
(e) Litigation. There are no actions, litigation, suits or Proceedings pending or, to the Sub-Servicer’s knowledge, threatened against the Sub-Servicer before or by any court, administrative agency, arbitrator or government body (i) with respect to this Agreement or (ii) with respect to any other matter which if determined adversely to the Sub-Servicer would reasonably be expected to materially and adversely affect the Sub-Servicer’s ability to perform its obligations under this Agreement; and the Sub-Servicer is not in default with respect to any order of any court, administrative agency, arbitrator or governmental body so as to materially and adversely affect the Sub-Servicer’s ability to perform its obligations under this Agreement.
(f) Licenses. The Sub-Servicer has all licenses necessary to carry on its business as now being conducted and as is contemplated by this Agreement to be conducted and is duly authorized and qualified to transact, in each applicable state, any and all business contemplated by this Agreement or is otherwise exempt under Applicable Law from such qualification or is otherwise not required under Applicable Law to effect such qualification.
(g) Capacity. The Sub-Servicer has the facilities, procedures and experienced personnel necessary to provide the Services in accordance with this Agreement, the Subject Servicing Agreements and the Covered Facilities. The Sub-Servicer does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in this Agreement.
(h) Eligible Sub-Servicer. The Sub-Servicer meets the eligibility requirements of a servicer under the terms of each Subject Servicing Agreement and related Covered Facility.
9. Representations and Warranties of the Servicers.
The Servicers represent and warrant to the Sub-Servicer as of the date hereof as follows:
(a) Due Organization. BBAM is a Delaware limited partnership, validly existing and in good standing under the laws of the State of Delaware and BBAM Ireland is a company incorporated under the laws of Ireland, validly existing under the laws of the Ireland. Each of the Servicers has full power and authority to own its property and to carry on its business as presently conducted and to enter into, deliver and perform this Agreement and all documents executed pursuant hereto and thereto by each Servicer and to carry out its obligations hereunder and thereunder.
(b) Due Authorization; Binding Effect. The execution, delivery and performance of this Agreement and all documents executed pursuant hereto and thereto by the Servicers have been duly and validly authorized by all necessary corporate, shareholder or other action. This Agreement has been, and upon their execution all documents executed pursuant hereto and thereto by the Servicers shall be, duly executed and delivered by the Servicers, and (assuming due authorization, execution and delivery by the Sub-Servicer)

this Agreement constitutes, and upon their execution, all documents executed pursuant hereto and thereto by the Servicers shall constitute, the legal, valid and binding obligations of the Servicers, enforceable against the Servicers in accordance with their respective terms.
(c) No Other Representations or Warranties. For the avoidance of doubt, the parties hereto agree that the Servicers are not providing, and shall not at any time be required to provide, any representations, warranties, covenants or indemnification as to whether this Agreement conflicts with, or will result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation or imposition of any lien upon any of the assets of the Company under, any provision of the Subject Servicing Agreements and/or Covered Facilities.
(d) Consents. No consent of, or registration, declaration or filing with, any Governmental Authority or any other Person is required to be obtained, effected or given by or with respect to the Servicers in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except for consents, registrations, declarations and filings that have been obtained or will be obtained prior to the date hereof.
(e) Litigation. There are no actions, litigation, suits or Proceedings pending or, to each Servicer’s knowledge, threatened against such Servicer before or by any court, administrative agency, arbitrator or government body (i) with respect to this Agreement or (ii) with respect to any other matter which if determined adversely to such Servicer would reasonably be expected to materially and adversely affect such Servicer’s ability to perform its obligations under this Agreement; and such Servicer is not in default with respect to any order of any court, administrative agency, arbitrator or governmental body so as to materially and adversely affect the such Servicer’s ability to perform its obligations under this Agreement.
(f) Licenses. Each Servicer has all licenses necessary to carry on its business as now being conducted and as is contemplated by this Agreement to be conducted and is duly authorized and qualified to transact, in each applicable state, any and all business contemplated by this Agreement or is otherwise exempt under Applicable Law from such qualification or is otherwise not required under Applicable Law to effect such qualification.
10. Notices.
Any notice or communication under or in connection with this Agreement shall be in writing and shall be deemed to have been duly given and received when delivered by hand or courier, when received by electronic mail transmission to a confirmed email address, or three (3) days after the date when posted by air mail, with postage prepaid, addressed as follows:
to BBAM at:	50 California Street, 14th Floor
San Francisco, CA 94111
	Email:	legal@bbam.com
	Attention:	General Counsel

to BBAM Ireland at:	West Pier Business Campus, Dun Laoghaire
County Dublin A96 N6T7, Ireland
	Email:	legal@bbam.com
	Attention:	General Counsel
to the Company/Indemnitor at:

c/o Fly Leasing Limited
West Pier Business Campus, Dun Laoghaire
County Dublin A96 N6T7, Ireland
Email:	legal@bbam.com
Attention:	General Counsel

With a copy to the Buyer at:

c/o Carlyle Aviation Management Limited
Connaught House
1 Burlington Road
Dublin 4, Ireland
Email:	clifD@carlyle.aero; billh@carlyle.aero
Attention:	Z. Clifton Dameron; Bill Hoffman
Any party by notice given in accordance with this Section 10 to the other party may designate another address or Person for receipt of notices hereunder.
11. Governing Law.
This Agreement, and all matters arising out of or relating to this Agreement (whether in contract or tort), shall governed by, and shall be construed in accordance with, the laws of the State of New York, without regard to conflict of law principles.
12. Non-Exclusive Jurisdiction in New York.
The parties hereby consent to the non-exclusive jurisdiction of any state or Federal court located in the County of New York, New York. Nothing herein will prevent any party from bringing suit in any other appropriate jurisdiction. The parties hereby agree that service of process may be made upon each of them by mailing copies of the summons and complaint to the Person to be served by air mail, certified or registered mail to the address set forth in Section 9, postage prepaid, return receipt requested, or in accordance with the Hague Convention, if applicable.
13. Term; Termination; Resignation; Survival.
(a) Term. This Agreement shall automatically terminate upon the earlier to occur of (i) the appointment of a replacement servicer or remarketing agent under the Subject Servicing Agreements and (ii) there being no amounts outstanding and no obligations due and owing under the Covered Facilities; provided that if all Ancillary Services have not been provided by the Servicers to the Company in full or terminated pursuant to the terms set forth in Section 3(d) (the “Ancillary Services Termination”), Sections 3 and 5(c) of this Agreement shall survive such termination until the Ancillary Services Termination. The Buyer shall procure that, (i) the Servicers are replaced as servicers or remarketing agents, as applicable, under the Subject Servicing Agreements in accordance with the terms of the Covered Facilities (the Servicers agree to co-operate as may be reasonably requested in connection with such replacement subject to reimbursement of their expenses) or (ii) any amounts outstanding under the Covered Facilities are repaid or prepaid by the Company and/or its affiliates, in each case by no later than the end of the second anniversary of the Closing Date (the “Termination Date”); provided that the Buyer may elect to extend the Termination Date with respect to any Subject Servicing Agreements by one (1) additional year by notifying the Servicers in writing at any time prior to the Termination Date. In the event that this Agreement has not been terminated with respect to any Subject Servicing Agreement in accordance with this Section 13(a) by the Termination Date, the Servicers shall be entitled to any servicing fees, administrative fees, remarketing fees, disposition fee or any similar fees payable under such Subject Servicing Agreement for the period commencing on the Termination Date and ending on the date of termination or expiration of such Subject Servicing Agreement. For the avoidance of doubt, any amounts payable to the Servicers pursuant to the immediately preceding sentence shall be in lieu of, and not in addition to, any Annual Fee payable to the Servicers in accordance with Section 3(a) hereof.
(b) Termination of Sub-Servicer. The Sub-Servicer shall be automatically terminated as sub-servicer with respect to each Subject Servicing Agreement:
(i) at such time, after the date hereof, the Servicers are no longer the servicers or remarketing agent, as applicable, with respect to such Subject Agreement; or

(ii) upon repayment/prepayment of the Covered Facility related to such Subject Servicing Agreement (or, if earlier, upon any termination of the applicable Subject Servicing Agreement for any other reason).
(c) Termination by the Servicers. The Sub-Servicer may be terminated as sub-servicer with respect to a Subject Servicing Agreement upon the Servicers’ written notice to the Sub-Servicer following:
(i) the failure of the Sub-Servicer to observe or perform any material covenant or agreement of the Sub-Servicer set forth in this Agreement and such failure continues un-remedied for a period of thirty (30) days after the Servicers’ notice thereof to the Sub-Servicer;
(ii) a material breach by the Sub-Servicer of any representation and warranty made by it in this Agreement and, if such breach is capable of being remedied and the Sub-Servicer is diligently attempting such cure, thirty (30) days after the Servicers’ notice thereof to the Sub-Servicer; or
(iii) the occurrence of any event of default under or material breach of a Subject Servicing Agreement or Covered Facility with respect to the Services for any reason not caused by the Servicers and such breach remains un-remedied for a period of thirty (30) days after notice thereof to the Sub-Servicer from the Servicers;
provided that, in case of any of the foregoing, the Servicers are not in breach of their obligations under this Agreement.
(d) Limitation on Resignation of Sub-Servicer. The Sub-Servicer shall not resign from the obligations and duties imposed on it pursuant to this Agreement without the prior written approval of the Servicers.
(e) Transfer Upon Termination. In the event that the Sub-Servicer is terminated or resigns as sub-servicer with respect to any Subject Servicing Agreement pursuant to Section 13(c) or 13(d) of this Agreement, the Sub-Servicer shall cooperate fully with the Servicers in transferring the servicing or remarketing to a successor sub-servicer or remarketing agent, replacement servicer or remarketing agent, or back to the Servicers, in any case, at the Sub-Servicer’s own expense. On or before the date upon which servicing is transferred from the Sub-Servicer to any such Person with respect to a Subject Servicing Agreement, the Sub-Servicer shall undertake all steps necessary or appropriate to transfer, and shall transfer, the servicing or remarketing, as applicable, of the Subject Servicing Agreements to such Person. Until the transfer of servicing is complete, the Sub-Servicer shall continue to perform under the terms and conditions of this Agreement with respect to such Subject Servicing Agreement. Once the transfer of servicing or remarketing, as applicable, is complete, any fees payable to the Sub-Servicer pursuant to Section 4(b) shall be payable to the Servicers or such other Person as determined by the Servicer on a go forward basis.
(f) Survival. The parties hereto agree that all covenants, agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement without limitation as to time. Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 6, 10, 11, 12, 14 and 17 of this Agreement shall survive the termination of this Agreement. For the avoidance of doubt, any fees and/or expenses due and payable under Sections 3, 4 or 5 hereof that are outstanding as of the date of termination of this Agreement shall remain obligations of the applicable party owing such amounts until such amounts are paid in full to the applicable recipient thereof.
14. Confidentiality.
This Agreement is confidential and no party hereto shall disclose any or all of its content to any third party, other than to its affiliates or the lender(s), any agent, security trustee or collateral agent under the Covered Facilities, including any potential assignee, transferee or participant of such lender(s), agent, security trustee or collateral agent (provided, such assignees, transferees or participants agree to be bound by the confidentiality provisions of the Covered Facilities).
15. Counterparts.
This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

16. Amendment.
This Agreement shall not be amended or varied otherwise then by an instrument in writing executed by the parties hereto.
17. Illegality.
If any provision of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.
FLY LEASING LIMITED

By:
Name:
Title:

With respect to Section 7 only:
FLY LEASING MANAGEMENT CO. LIMITED

By:
Name:
Title:

BBAM AVIATION SERVICES LIMITED

By:
Name:
Title:

BBAM US LP

By:
Name:
Title:

CARLYLE AVIATION ELEVATE LTD.

By:
Name:
Title:

CARLYLE AVIATION MANAGEMENT LIMITED

By:
Name:
Title:

Schedule A

“Subject Servicing Agreements”
1.	Servicing Agreement (MSN 42033) dated as of September 14, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Four Limited as lessor.
2.	Servicing Agreement dated as of November 30, 2011 between BBAM LLC, BBAM Aviation Services Limited and Fly Aircraft Holdings Three Limited.
3.	Servicing Agreement dated as of July 25, 2016 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Six Limited.
4.	Servicing Agreement dated as of July 25, 2016 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Seven Limited.
5.	Servicing Agreement dated as of July 25, 2016 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Eight Limited.
6.
Servicing Agreement dated as of March 27, 2015 between BBAM US LP, BBAM Aviation Services Limited, Wells Fargo Bank Northwest, National Association, as owner trustee under the Amended and Restated Trust Agreement (2013 N914NN) dated March 27, 2015 between WFB and Fly Aircraft Holdings Thirty Limited.

7.	Servicing Agreement dated as of January 20, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Twenty-Nine Limited.
8.	Servicing Agreement dated as of October 21, 2014 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Seventeen Limited.
9.	Servicing Agreement (MSN 42805) dated as of November 24, 2014 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Eighteen Limited.
10.
Amended and Restated Servicing Agreement dated as of January 24, 2013 between BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited, together with its affiliates and subsidiaries, as amended from time to time.

11.	Servicing Agreement dated as of October 15, 2020 between BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited, together with its affiliates and subsidiaries.
12.	Servicing Agreement dated as of October 30, 2018 between BBAM US LP, BBAM Aviation Services Limited and Fly Aladdin Engine Funding Limited.
13.
Servicing Agreement dated as of June 15, 2018 between BBAM US LP, BBAM Aviation Services Limited and Fly Aladdin Funding Limited, Fly Aladdin Maltaco Limited and each additional Borrower Group Company.

14.	Amended and Restated Servicing Agreement dated as of April 17, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Fifteen Limited and Fly 30145 Leasing Sarl.
15.	Servicing Agreement dated as of December 8, 2017 between BBAM US LP, BBAM Aviation Services Limited and Magellan Acquisition Limited and each Serviced Group Member.
16.	Servicing Agreement dated as of October 22, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Five Limited.
17.	Servicing Agreement dated as of October 14, 2011 between BBAM LLC, BBAM Aviation Services Limited and Hobart Aviation Holdings Limited.
18.	Servicing Agreement dated as of November 27, 2013 between BBAM US LP, BBAM Aviation Services Limited and Fly Acquisition 39330 Leasing Limited.
19.	Servicing Agreement dated as of November 27, 2013 between BBAM US LP, BBAM Aviation Services Limited and Brookdell Limited.

20.
Remarketing Agreement dated as of July 14, 2016 among BBAM US LP, as a remarketing agent, BBAM Aviation Services Limited, as a remarketing agent, Wilmington Trust SP Services (Dublin) Limited, as lessor, Fly Aircraft Holdings Thirty-Six Limited, as participant, and Air India Limited, as lessee.

21.
Remarketing Agreement dated as of July 14, 2016 among BBAM US LP, as a remarketing agent, BBAM Aviation Services Limited, as a remarketing agent, Wilmington Trust SP Services (Dublin) Limited, as lessor, Fly Aircraft Holdings Thirty-Seven Limited, as participant, and Air India Limited, as lessee.

22.
Remarketing Agreement dated as of July 14, 2016 among BBAM US LP, as a remarketing agent, BBAM Aviation Services Limited, as a remarketing agent, Wilmington Trust SP Services (Dublin) Limited, as lessor, Fly Aircraft Holdings Thirty-Eight Limited, as participant, and Air India Limited, as lessee.

Schedule B

Ancillary Services
I.	Ancillary Services
#	Type of Service	Timing / Term of Service
Delivery of Books and Records
1.
Servicers to deliver all of the Company’s documents in their possession to the Carlyle Aviation Offices, including, but not limited to, LC’s, IDERA’s, DPOA’s, and available KYC documents (on an “as is” basis) upon prior notice and during customary business hours.
At the closing of the Transaction
2.	Servicers to deliver copies of all leases on an “as is” basis that are in their possession to the Carlyle Aviation Offices upon prior notice and during customary business hours.	At the closing of the Transaction
3.	Servicers to provide access to Company’s lease summaries.	At the closing of the Transaction
4.
Servicers to send initial introductions to each airline and provide a contact list of all key personnel within each department of such airlines, including, but not limited to, key personnel within senior management, accounting, technical, insurance and legal.
At the closing of the Transaction
5.	Servicers to provide a contact list for local counsel used in each jurisdiction.	At the closing of the Transaction
6.	Servicers to send initial introductions to, and provide a contact list for, any issuing bank from which the Company has one or more letters of credit.	At the closing of the Transaction
7.	Servicers to deliver a true, correct and complete list of open lease items that they are aware of, including, but not limited to, outstanding items under LOIs, lease amendments and side letters.	At the closing of the Transaction
8.
Servicers to deliver a true, correct and complete list of trailing items that they are aware of and provide follow-up assistance in order to close out any of the open lease items described in #6, including, but not limited to, satisfying conditions subsequent, assisting with post-closing filings and cooperating in tracking down original copies.
At the closing of the Transaction
9.
Servicers to provide written summaries of all threatened (that they are aware of) and pending disputes and litigations. Servicers to provide routine updates to such summaries as necessary for the 6 months following the closing of the Transaction.
At the closing of the Transaction
10.
Servicers to provide all information regarding any calendar-based action items in connection with the leases falling due within 12 months of the closing of the transaction, including, but not limited to, lease options, deadlines and expiration dates.
At the closing of the Transaction
11.	Servicers to deliver all of the Company’s accounting and tax information to the Carlyle Aviation Offices upon prior notice and during customary business hours.	At the closing of the Transaction

#	Type of Service	Timing / Term of Service
12.	Servicers to provide control over the Company’s bank account(s).
At the closing of the Transaction unless not reasonably practicable and, for any account where control has not been provided on the closing of the Transaction, the Servicers may not make any payments or transfers without the consent of Buyer.

Ancillary Services
1.	Servicers to assist with creating and distributing invoices consistent with the Company’s and Servicers’ past practice.	6 months
2.	Servicers to assist with managing and transitioning the accounts payable and receivables in a manner consistent with the Company’s and Servicers’ past practice.	6 months
3.	Servicer to assist with maintenance management (e.g., reserve claim status, reserve balances, reserve account activity) in a manner consistent with the Company’s and Servicers’ past practice.	6 months
4.	If CMS is used, Servicers will cooperate reasonably with transferring the Company’s leases to Carlyle Aviation’s account.	6 months
5.
Servicers to use commercially reasonable efforts to assist in the preparation and maintenance of the Company’s taxes and all supporting documentation thereof, in a manner consistent with the Company’s and Servicers’ past practice, as well as provide appropriate assistance with any tax-related projects necessary to the operation of the Company, such assistance to be provided upon advance request, as needed.
6 months
6.
Servicers to transfer any collected aircraft records from third party software where such records are stored. Method of transfer shall be via box.com, intralinks, or a similar commercially reasonable method of distribution.
6 months
Ancillary Services Team
1.	Servicers to provide reasonable access to 2 individuals selected by the Servicers with knowledge of the Company’s financing and accounting during customary business hours.	6 months
2.	Servicers to provide reasonable access to 2 members of its legal team(s) selected by the Servicers to answer any questions related to due diligence during customary business hours.	6 months
3.	Servicers to provide reasonable access to 2 members of its technical team(s) selected by the Servicers to answer any questions related to due diligence during customary business hours.	6 months
II.	Fees.
The fees payable to the Servicers in accordance with Section 4(a) of the Agreement includes compensation to Servicers in connection with providing the services set forth on this Schedule C.

EXHIBIT C
STATUTORY MERGER AGREEMENT
by and among:
FLY LEASING LIMITED,
and
CARLYLE AVIATION ELEVATE MERGER SUBSIDIARY LTD.
Dated as of [•], 2021
In connection with a Merger Agreement (as defined herein)

THIS STATUTORY MERGER AGREEMENT (the “Statutory Merger Agreement”) is dated [•], 2021.
PARTIES
(1)	FLY LEASING LIMITED, a company incorporated under the laws of Bermuda with registration number [•] (“Fly”); and
(2)	CARLYLE AVIATION ELEVATE MERGER SUBSIDIARY LTD., a company incorporated under the laws of Bermuda with registration number [•] (“Merger Sub”).
BACKGROUND
A.  Merger Sub is an indirect, wholly owned subsidiary of CARLYLE AVIATION ELEVATE LTD., an exempted company incorporated in the Cayman Islands with limited liability (“Parent”).
B.  Fly and Merger Sub (together the “Merging Companies”) have agreed to merge pursuant to Section 104H of the Companies Act (as defined below) (the “Merger”), the combined undertaking, property and liabilities of both Merging Companies shall vest in Fly, the separate corporate existence of Merger Sub shall cease and Fly will survive the Merger as the surviving company (hereinafter the “Surviving Company”) and will continue its existence as a Bermuda exempted company on the terms of this Statutory Merger Agreement.
C.  This Statutory Merger Agreement is the “Statutory Merger Agreement” as referred to in the Merger Agreement (as defined below).
D.  Pursuant to the terms of the Merger Agreement, the shareholders of Fly have, for the purposes of section 106 of the Companies Act (as defined below), approved the Merger and this Statutory Merger Agreement.
AGREED TERMS
1. DEFINITIONS
1.1  Unless the context otherwise requires, the following words and expressions have the following meanings in this Statutory Merger Agreement:
“Companies Act” means the Companies Act 1981 (as amended) of Bermuda;
“Merger Agreement” means the Agreement and Plan of Merger, dated as of March 27, 2021, by and among Parent, Merger Sub, and Fly relating to the Merger; and
“Merger Conditions” means the conditions to the Closing set out in Article VI of the Merger Agreement.
1.2  All capitalized terms used, but not otherwise defined in this Statutory Merger Agreement, have the respective meanings ascribed to such terms in the Merger Agreement.
2. EFFECTIVENESS OF THE MERGER
2.1  The parties to this Statutory Merger Agreement agree that, subject to the terms and conditions of this Statutory Merger Agreement and the Merger Agreement, and in accordance with Section 104H of the Companies Act, at the Effective Time, Merger Sub shall be merged with and into Fly, the separate corporate existence of Merger Sub shall thereupon cease, and Fly shall be the surviving company in the Merger (the “Surviving Company”).
2.2  The Merger shall be conditional on:
(a)  the satisfaction (or, if capable of waiver, waiver in accordance with the terms of the Merger Agreement) of each of the Merger Conditions; and
(b)  the issuance of the Certificate of Merger by the Bermuda Registrar of Companies.
2.3  The Merger shall become effective upon the issuance of the Certificate of Merger by the Bermuda Registrar of Companies at the time and date shown on the Certificate of Merger.
3. NAME
The Surviving Company shall be named Fly Leasing Limited.

4. MEMORANDUM OF ASSOCIATION AND BYE-LAWS
The memorandum of association of the Surviving Company will be the memorandum of association of Fly as in effect immediately prior to the Effective Time. The bye-laws of the Surviving Company shall, at the Effective Time, by virtue of the Merger and without any further action, be amended and restated as of the Effective Time to conform to the bye-laws of Merger Sub in effect immediately prior to the Effective Time, except that the name of the company reflected therein shall be Fly Leasing Limited.
5. DIRECTORS
5.1  The names and addresses of the persons proposed to be the directors of the Surviving Company, being the directors of Merger Sub immediately prior to the Effective Time, are as follows:
[•]	[•]
[•]	[•]
5.2  Those individuals identified above shall hold office as directors of the Surviving Company until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the Companies Act and the bye-laws of the Surviving Company.
6. EFFECT OF MERGER ON SHARE CAPITAL OF MERGER SUB
At the Effective Time, by virtue of the Merger, and without any further action on the part of Fly, Merger Sub, or any holder of any share capital of Fly or Merger Sub, each common share, $ 0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one common share of the Surviving Company.
7. EFFECT OF MERGER ON SHARE CAPITAL OF FLY
7.1  At the Effective Time, by virtue of the Merger and without any further action on the part of Fly, Merger Sub, or any holder of any share capital of Fly or of Merger Sub:
(a)  any Fly Shares held by Fly in Fly’s treasury or held, directly or indirectly, by Fly, Parent, Merger Sub or any wholly-owned Subsidiary of Fly immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) shall automatically be cancelled and shall cease to exist, without any repayment of capital in respect thereof, and no consideration shall be delivered in exchange therefor;
(b)  except as provided in Section 7.1(a) and subject to Sections 7.2 and 7.3, each Fly Share that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration; and
(c)  subject to Section 42 of the Companies Act, at the Effective Time, concurrently with Parent paying Manager, on behalf of Fly, the change of control fee and termination fee specified in Section 7(b) of the BBAM Agreement and the termination of the Management Agreement, Fly shall repurchase all Manager Shares for their par value in accordance with the terms of the BBAM Agreement and the Fly Bye-laws as in force immediately prior to the Effective Time and, upon such repurchase, the Manager Shares shall be cancelled, shall not be re-issued and the amount of the Company’s issued share capital shall be diminished by the nominal value of the Manager Shares with the repurchase of the Manager Shares under Section 42 of the Companies Act not reducing the amount of the Company’s authorized share capital.
7.2  Each of the Paying Agent, Parent and the Surviving Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Statutory Merger Agreement to any holder or former holder of Fly Shares, Manager Shares, Company SARs, or otherwise pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax law or under any other applicable legal requirement including, without limitation, under Irish tax, payroll (PAYE) and social security (PRSI) law. To the extent such amounts are so deducted or withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes under this Statutory Merger Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
7.3  At the Effective Time, all Dissenting Shares will be cancelled and converted into the right to receive the fair value thereof as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act which, if paid following the Effective Time, will be paid by the Surviving Company. If a holder of Fly Shares who sought to exercise such holder’s right to appraisal fails to properly exercise, or effectively withdraws or otherwise waives, such holder’s right to appraisal, then such holder shall have no other rights with respect to such Dissenting Shares other than as contemplated by Section 7.1(b).
8. MISCELLANEOUS
8.1  Nothing in this Statutory Merger Agreement shall be construed as creating any partnership or agency relationship between any of the parties.
8.2  Any waiver of any right under this Statutory Merger Agreement shall only be effective if it is in writing, and shall apply only in the circumstances for which it is given and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived. No failure or delay by Fly or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signing on behalf of such party.
8.3  Unless specifically provided otherwise, rights arising under this Statutory Merger Agreement shall be cumulative and shall not exclude rights provided by applicable law.
8.4  This Statutory Merger Agreement shall terminate upon the earliest to occur of: (i) agreement in writing between Merger Sub and Fly at any time prior to the Effective Time; and (ii) automatically upon termination of the Merger Agreement in accordance with its terms. Without prejudice to the provisions of the Merger Agreement, in the event of the termination of this Statutory Merger Agreement as provided in this Section 8.4, there shall be no liability on the part of Merger Sub, Fly or their respective directors, officers and Affiliates other than as set forth in Article VII of the Merger Agreement.
8.5  The provisions of this Statutory Merger Agreement shall not be deemed to modify, add to or amend the provisions of the Merger Agreement. In the event of any conflict or inconsistency between the terms of this Statutory Merger Agreement and the Merger Agreement, the Merger Agreement shall prevail.
8.6  Neither this Statutory Merger Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Statutory Merger Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment not permitted by this Section 8.6 shall be null and void.
8.7  This Statutory Merger Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Statutory Merger Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms of this Statutory Merger Agreement.
9. NOTICES
All notices, requests and other communications to any party given under this Statutory Merger Agreement shall be given, and deemed to be duly given, in accordance with Section 8.2 of the Merger Agreement.
10.	GOVERNING LAW
10.1  This Statutory Merger Agreement shall be governed by, and construed in accordance with, the laws of Bermuda, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.
10.2  The parties to this Statutory Merger Agreement hereby irrevocably agree that the Courts of Bermuda (the “Courts”) shall have exclusive jurisdiction in respect of any dispute, suit, action, arbitration or proceedings (“Proceedings”) which may arise out of or in connection with this Statutory Merger Agreement and waive any objection to Proceedings in the Courts on the grounds of venue or on the basis that the Proceedings have been brought in an inconvenient forum.
[Signature Page Follows]

THE PARTIES hereto have executed this Statutory Merger Agreement AS A DEED the day and year first above written.
EXECUTED as a DEED for and on behalf
of FLY LEASING LIMITED	)
)
	)	By:
Name:
Position:

EXECUTED as a DEED for and on behalf	)
of CARLYLE AVIATION ELEVATE	)
MERGER SUBSIDIARY LTD.	)	By:
Name:
Position:

ANNEX C
Bermuda Companies Act 1981
Excerpt – Section 106
106. Shareholder approval
(1)
The directors of each amalgamating or merging company shall submit the amalgamation agreement or merger agreement for approval to a meeting of the holders of shares of the amalgamating or merging company of which they are directors and, subject to subsection (4), to the holders of each class of such shares.

(2)	A notice of a meeting of shareholders complying with section 75 shall be sent in accordance with that section to each shareholder of each amalgamating or merging company, and shall -
(a)	include or be accompanied by a copy or summary of the amalgamation agreement or merger agreement; and
(b)	subject to subsection (2A), state -
(i)	the fair value of the shares as determined by each amalgamating or merging company; and
(ii)	that a dissenting shareholder is entitled to be paid the fair value of his shares.
(2A)	Notwithstanding subsection (2)(b)(ii), failure to state the matter referred to in that subsection does not invalidate an amalgamation or merger.
(3)	Each share of an amalgamating or merging company carries the right to vote in respect of an amalgamation or merger whether or not it otherwise carries the right to vote.
(4)
The holders of shares of a class of shares of an amalgamating or merging company are entitled to vote separately as a class in respect of an amalgamation or merger if the amalgamation agreement or merger agreement contains a provision which would constitute a variation of the rights attaching to any such class of shares for the purposes of section 47.

(4A)
The provisions of the bye-laws of the company relating to the holding of general meetings shall apply to general meetings and class meetings required by this section provided that, unless the bye-laws otherwise provide, the resolution of the shareholders or class must be approved by a majority vote of three-fourths of those voting at such meeting and the quorum necessary for such meeting shall be two persons at least holding or representing by proxy more than one-third of the issued shares of the company or the class, as the case may be, and that any holder of shares present in person or by proxy may demand a poll.

(5)	An amalgamation or merger agreement shall be deemed to have been adopted when it has been approved by the shareholders as provided in this section.
(6)
Any shareholder who did not vote in favour of the amalgamation or merger and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice referred to in subsection (2) apply to the Court to appraise the fair value of his shares.

(6A)	Subject to subsection (6B), within one month of the Court appraising the fair value of any shares under subsection (6) the company shall be entitled either –
(a)	to pay to the dissenting shareholder an amount equal to the value of his shares as appraised by the Court; or
(b)	to terminate the amalgamation or merger in accordance with subsection (7).
(6B)
Where the Court has appraised any shares under subsection (6) and the amalgamation or merger has proceeded prior to the appraisal then, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Court the amalgamated or surviving company shall pay to such shareholder the difference between the amount paid to him and the value appraised by the Court.

(6C)	No appeal shall lie from an appraisal by the Court under this section.
(6D)	The costs of any application to the Court under this section shall be in the discretion of the Court.
C-1

(7)
An amalgamation agreement or merger agreement may provide that at any time before the issue of a certificate of amalgamation or merger the agreement may be terminated by the directors of an amalgamating or merging company, notwithstanding approval of the agreement by the shareholders of all or any of the amalgamating or merging companies.

C-2

ANNEX D
SUB-SERVICING AGREEMENT
THIS SUB-SERVICING AGREEMENT dated as of March 27, 2021 (this “Agreement”), is by and between BBAM US LP, a Delaware limited partnership (“BBAM”), BBAM AVIATION SERVICES LIMITED, a company incorporated under the laws of Ireland (“BBAM Ireland” and together with BBAM, the “Servicers,” each a “Servicer”), CARLYLE AVIATION MANAGEMENT LIMITED (the “Sub-Servicer”), FLY LEASING LIMITED, a company incorporated under the laws of Bermuda (the “Company” or the “Indemnitor”), FLY LEASING MANAGEMENT CO. LIMITED, a company incorporated under the laws of Bermuda (with respect to Section 7 only) (the “Manager”) and CARLYLE AVIATION ELEVATE LTD., a Cayman Islands exempted company (the “Buyer”).
WHEREAS, the Company engaged BBAM and BBAM Ireland, collectively, as servicers and remarketing agents to provide administrative and management services or remarketing services with respect to certain aviation assets owned directly or indirectly by the Company (the “Aviation Assets”) pursuant to the terms of the servicing agreements and remarketing agreements set forth in Schedule A hereto (collectively, the “Subject Servicing Agreements” and each, a “Subject Servicing Agreement”).
WHEREAS, each of the Aviation Assets are subject to the terms of certain debt facilities as described in the applicable Subject Servicing Agreement (collectively, the “Covered Facilities” and each, a “Covered Facility”).
WHEREAS, in connection with the proposed acquisition of the Company by the Buyer (the “Transaction” and the date of the consummation of such Transaction, the “Closing Date”), the Servicers desire to delegate their role and to have the Sub-Servicer act as sub-servicer with respect to each Subject Servicing Agreement and the Sub-Servicer desires to act as sub-servicer with respect to each Subject Servicing Agreement, upon the terms and conditions set forth in this Agreement.
WHEREAS, the Servicers and the Company desire to provide for the Ancillary Services set forth in Section 3 and Schedule C of this Agreement.
NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:
1. Definitions. The following terms, as used herein (including in any Schedules or Annexes attached hereto), have the following meanings:
“After-Tax Basis” means on a basis such that any payment received, deemed to have been received or receivable by any Person shall, if necessary, be supplemented by a further payment to that Person so that the sum of the two payments shall, after deduction of Taxes resulting from the receipt (actual or constructive) or accrual of such payments (after taking into account any current deduction to which such Person shall be entitled with respect to the amount that gave rise to the underlying payment), be equal to the payment received, deemed to have been received or receivable.
“Agreement” shall have the meaning set forth in the preamble.
“Ancillary Services” shall have the meaning in Section 3(a)(i).
“Ancillary Services Term” shall have the meaning in Section 3(d)(i).
“Ancillary Services Termination” shall have the meaning in Section 13(a).
“Annual Fee” shall have the meaning in Section 4(a).
“Applicable Law” means any law, statute, ordinance, rule, regulation, code of conduct or practice of any Governmental Authority that applies to the applicable Person or any of its properties or assets.
“Aviation Assets” shall have the meaning set forth in the preamble.
“BBAM” shall have the meaning set forth in the preamble.
“BBAM Ireland” shall have the meaning set forth in the preamble.
“BBAM LP” means BBAM Limited Partnership.

“Buyer” shall have the meaning set forth in the preamble.
“Change of Control Fee” shall have the meaning set forth in the FLY Management Agreement.
“Closing Date” shall have the meaning set forth in the preamble.
“Company” shall have the meaning set forth in the preamble.
“Covered Facilities” shall have the meaning set forth in the preamble.
“FLY Management Agreement” means the Amended and Restated Fly Leasing Limited Management Agreement dated December 28, 2012 between the Company and Fly Leasing Management Co. Limited, as amended by the First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of June 19, 2015, the Second Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of July 27, 2016, and the Third Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated as of February 1, 2017.
“Force Majeure” shall have the meaning in Section 3(b)(iii).
“Governmental Authority” means any federal, state, local, foreign or international court, administrative agency or commission or other governmental agency or instrumentality (or any officer or representative thereof) of competent jurisdiction, including the European Union.
“Indemnitor” shall have the meaning set forth in the preamble.
“Manager” shall have the meaning set forth in the preamble.
“Manager Shares” means the 100 shares, par value $0.001 per shares, authorized pursuant to Section 4.1(b) of the Amended and Restated Bye-Laws of the Company, as amended.
“Merger Agreement” means the Agreement and Plan of Merger among Buyer, Carlyle Aviation Elevate Merger Subsidiary Ltd. and the Company, dated as of March 27, 2021.
“Person” means any means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.
“Personnel” shall have the meaning in Section 3(b)(3).
“Proceeding” means an action, suit or legal, administrative, arbitral or alternative dispute resolution proceeding.
“Services” shall have the meaning in Section 2.
“Servicer Indemnified Party” shall have the meaning in Section 6(c).
“Servicers” shall have the meaning set forth in the preamble.
“Subject Servicing Agreement Fees” shall have the meaning in Section 4(b).
“Subject Servicing Agreements” shall have the meaning set forth in the preamble.
“Sub-Servicer” shall have the meaning set forth in the preamble.
“Tax” or “Taxes” means all fees (including documentation, license and registration fees), taxes, assessments, levies, impositions, duties, withholdings and other charges of any nature whatsoever (including taxes based upon or measured by gross receipts, income, profits, sales, use or occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, social security, employment, excise, documentary, stamp, corporation, corporation profits, advance corporation, capital duty, capital gains, capital acquisitions, wealth, vehicle registration, social insurance, and property taxes) asserted or imposed by any Governmental Authority, together with all interest, fines, penalties and additions imposed with respect to such amounts.
“Termination Date” shall have the meaning in Section 13(a).
“Transaction” shall have the meaning set forth in the preamble.

2. Subservicing. (a) The Sub-Servicer covenants and agrees to perform all services under the Subject Servicing Agreements (the “Services”) from and after the date hereof in accordance with the standards, requirements, guidelines, procedures, restrictions and provisions of the applicable Subject Servicing Agreement, Covered Facility and this Agreement. The Sub-Servicer shall be responsible for performing all of the duties and obligations of the Servicers under each Subject Servicing Agreement, and the Sub-Servicer shall at all times meet all standards and fulfill all requirements applicable to the Servicer pursuant to each Subject Servicing Agreement and related Covered Facility. Without limiting the foregoing, the Sub-Servicer covenants and agrees that it shall fully perform the obligations of the Servicers pursuant to each Subject Servicing Agreement and related Covered Facility in a manner that will not cause the termination of the Servicers as servicers or remarketing agent, as applicable, under any Subject Servicing Agreement or impose any liability to the Servicers under any Subject Servicing Agreement.
(b) Any reporting and certifications required to be provided by the Servicers to any lenders or any other party under a Subject Servicing Agreement will be produced by the Sub-Servicer who shall provide these reports to the Servicer in accordance with the requirements of the Covered Facilities.
(c) The Servicers agree that the delegation to the Sub-Servicer of the Services shall in no way affect the Servicers’ obligations to the Company under the Subject Servicing Agreements.
3. Ancillary Services.
(a) Provision and Standard of Ancillary Services.
(i) Services to be Provided. Notwithstanding anything in Section 2 hereof to the contrary, and subject to the other terms and conditions of this Agreement, the Servicers shall provide or cause to be provided to the Company those services described on Schedule B attached hereto (the “Ancillary Services”) for the time period and fee specified for such Ancillary Services on Schedule B.
(ii) Service Standard. The Servicers shall provide or cause to be provided to the Company the Ancillary Services at a level of care and in a manner materially consistent with the provision of the applicable Ancillary Service by or on behalf of the Servicers to the Company during the 12 months prior to the date of the Merger Agreement.
(iii) Servicer Employees. The Servicers shall make available to the Company such personnel as may be necessary to provide the Ancillary Services; provided, however, that subject to the Servicers’ express obligations hereunder, the management of and control over the provision of the Ancillary Services shall reside solely with the Servicers. Without limiting the generality of the foregoing, all labor matters relating to employees of the Servicers (including, without limitation, employees involved in the provision of Ancillary Services to the Company) shall be within the exclusive control of the Servicers and the Company shall not take any action affecting such matters. The Servicers shall be solely responsible for all salary, employment and other benefits of and liabilities relating to the personnel of the Servicers performing any of the Ancillary Services. Nothing in this Agreement will prevent the Servicers from using affiliates or third-party subcontractors approved in advance and in writing by the Company to perform all or any part of an Ancillary Service hereunder. In the event that affiliates or approved third parties perform all or any part of an Ancillary Service hereunder, the Servicers shall cause such affiliates or third parties to deliver such Ancillary Services in accordance with the requirements set forth in Section 3(a)(ii) and shall remain liable for the actions (or inactions) taken by such affiliates or third parties as though such actions were taken (or not taken) by the Servicers hereunder.
(b) Limitations.
(i) Third-Party Consents; Compliance with Agreements and Applicable Law.
(1) The Company acknowledges and agrees that no third party consents are necessary in order to provide any of the Ancillary Services to the Company under this Agreement.
(2) The Company acknowledges and agrees that any Ancillary Services provided through third parties or using third-party intellectual property are subject to the terms and conditions of any applicable agreements between the Servicers or their affiliates and such third parties. The Company agrees to comply, and to cause its affiliates to comply, in all material respects with the terms and conditions of any such applicable third-party agreements (provided that the Servicers shall have made available to the Company copies of any such agreements or provided notice to the Company of the applicable terms and conditions thereof) and with Applicable Law, in each case, pertaining to the receipt by the Company of the Ancillary Services pursuant to this Agreement.
(3) The Servicers shall use their commercially reasonable efforts to ensure that any Persons engaged in providing the Ancillary Services on behalf of the Servicers (the “Personnel”) comply with all of the Company’s reasonable and lawful requests, directions or regulations made known to the Servicers in relation to the safety and security of the Company’s premises, property or personnel.
(ii) Force Majeure. The Company and the Servicers will be excused from performance under Section 3 of this Agreement, will not be deemed to be in breach hereof, and will have no liability to the other party whatsoever to the extent such party is prevented from performing any of its obligations hereunder, in whole or in part, as a result of an act of God, war, terrorism, civil disturbance, interruption of utilities, disruption of Internet access as a result of any virus, work or Trojan horse, court order, or other similar cause (except for COVID-19 or any other epidemic, pandemic or outbreak of diseases, or any escalation or worsening of such conditions), in each case by reason of events beyond such party’s reasonable control (a “Force Majeure”); provided that the affected party uses its commercially reasonable efforts to re-commence performance as promptly as reasonably possible. In the event of an occurrence of a Force Majeure, the Servicers shall give notice of suspension as soon as reasonably practicable to the Company stating the date and extent of such suspension and the cause thereof, and the Servicers shall resume the performance of such obligations as promptly as reasonably practicable upon the cessation of such Force Majeure. During the period of a Force Majeure, the Company shall be entitled to seek an alternative servicer at its own cost with respect to the Ancillary Services affected upon prior written notice to the Servicers. If a Force Majeure shall continue to exist for more than one hundred eighty (180) consecutive days, the Servicers shall be entitled to permanently terminate the Ancillary Services affected.
(c) Limitations on Liability; Joint and Several Obligations. The Servicers shall have no liability in connection with providing any of the Ancillary Services during the term of this Agreement, except to the extent that the losses of the Company arise from the gross negligence or wilful misconduct of the Servicers or their affiliates.
(d) Term and Termination.
(i) Term of Ancillary Services. The Servicers shall provide the Ancillary Services to the Company commencing on the date hereof through the end of the applicable term as set forth on Schedule B (the “Ancillary Services Term”).
(ii) Termination of Ancillary Services.
(1) Early Termination of Ancillary Services. The Company may, at any time during the Ancillary Services Term, by providing thirty (30) days’ prior written notice to the Servicers, terminate the receipt of any particular Ancillary Service or Ancillary Services. Any termination notice delivered shall specify (x) the Ancillary Service or Ancillary Services to be terminated and (y) the effective date(s) of such termination.
(2) Automatic Termination of Ancillary Services. The obligations pursuant to Section 3 of this Agreement shall terminate upon the termination of the last Ancillary Service to be provided hereunder.
(e) Company Obligation to Migrate. Without limiting the Servicers’ obligation to provide ancillary services in the applicable Ancillary Services category through the end of the applicable Ancillary Services Term as set out in Schedule C, the Company shall use commercially reasonable efforts to migrate each Ancillary Service category such that they are being performed by the Company (or the replacement servicer as designated by the Company) as soon as reasonably practicable. Where the Company shall have completed (or anticipates completing) the migration of an Ancillary Service category in advance of the end of the applicable Ancillary Services Term, the Company shall provide the Servicers notice thereof and the date on which such migration is to be completed (and the Servicers shall have no obligation in such Ancillary Service category after such date).
(f) Data Protection. The Servicers shall maintain safeguards against the destruction, loss or alteration of business data in its possession that are consistent with the safeguards that are in place for the Company as of the date of the Merger Agreement. The Servicers shall also maintain disaster recovery plans, systems and services (e.g., recovery of data, operating environment, telecommunications infrastructure and other facilities) that are substantially similar to the disaster recovery plans, systems and services in place for the business as of the date of the Merger Agreement. In the event of a Force Majeure, the Servicers shall timely implement applicable disaster recovery plans and procedures for the Ancillary Services provided to the Company.
4. Compensation.
(a) Servicers’ Fee. Subject to Section 13(a) hereof, the Buyer shall pay the Servicers a one-time fee of $500,000 on the Closing Date and an annual fee equal to $250,000 in cash (the “Annual Fee”) as consideration for Servicers’ performance under this Agreement, payable annually in arrears and subject to proration based on a year comprised of 12 months. Such Annual Fee shall be paid irrespective of any limitations under any document to which the Buyer, the Company or any of their affiliates are parties and shall be due on December 31 of each year; provided that the final Annual Fee(s) owing to the Servicers shall be paid on the Termination Date.
(b) Subject to Section 13(a) hereof, the Servicers shall transfer to the Sub-Servicer any servicing fee, administrative fee, disposition fee or any similar fees received by the Servicers from the Company under the Subject Servicing Agreements, net of any reimbursement for related costs or expenses related thereto (the “Subject Servicing Agreement Fees”). For the avoidance of doubt, the Servicers’ obligations with respect to this Section 4(b) shall be limited to the transfer to the Sub-Servicer of any Subject Servicing Agreement Fees received from the Company.
5. Servicers’ Expenses.
The Company shall reimburse the Servicers for all costs and expenses incurred by the Servicers in connection with the negotiation and execution of this Agreement and all documents relating thereto and its services under this Agreement, including, but not limited to, any oversight, review or enforcement costs and expenses.
6. Standard of Care; Conflicts Standard; Waiver and Release; Indemnity.
(a) Standard of Care; Conflicts Standard. The Sub-Servicer hereby agrees to perform the Services in accordance with the standard of care and conflicts standard as set forth in the applicable Subject Servicing Agreement. In performing its obligations hereunder, the Sub-Servicer shall use its best efforts not to take any action that would cause the Servicers to be in breach of their obligations or incur any liability under the applicable Subject Servicing Agreement (including, but not limited to, by employing or otherwise engaging such staff and maintaining such supporting resources both in number and in quality, to enable the Sub-Servicer to perform the Services in accordance with any staffing requirements applicable to the Servicers under the Subject Servicing Agreements).
(b) Waiver and Release. The Company, Buyer and Sub-Servicer hereby waive, release and forever discharge the Servicers and their respective parents, subsidiaries, divisions, affiliates, shareholders, officers, directors, agents, employees, successors and assigns (collectively referred to as the “BBAM Releases”) from any and all rights, causes of action, claims or demands (“Claim”) directly or indirectly arising out of, in connection with, or related to the FLY Management Agreement, any Subject Servicing Agreement and the Transaction, whether express or implied, known or unknown, which the Company, Buyer and/or Sub-Servicer has or may have against the BBAM Releases, whether arising before or after the date of this Agreement; except to the extent that any losses arising from any such Claim are finally adjudicated to have resulted directly from the Servicers’ or either of their officers’ directors’, agents’ or employees’ fraud, deceit, gross negligence or willful misconduct in respect of the Servicers’ obligations to apply the standard of care or conflicts standard in respect of their performance of services under the applicable Subject Servicing Agreements from and after the date hereof.
(c) Indemnity. The Indemnitor shall indemnify on an After-Tax Basis and hold harmless the Servicers, BBAM LP and each officer, director, agent, employee or affiliate of the Servicers and/or BBAM LP (each, a “Servicer Indemnified Party”) from and against any loss, liability, costs and expenses, claim or damage (including litigation costs and attorney’s fees, and internal/overhead costs incurred by the Servicers and their affiliates in connection with any legal or regulatory proceedings in connection with the foregoing) suffered or incurred by the Servicers or any such other Person directly or indirectly resulting from (i) any Claim against a Servicer Indemnified Party directly or indirectly arising out of, in connection with, or related to the Subject Servicing Agreements or Covered Facilities, including, but not limited to, (x) any event of default under the

Subject Servicing Agreement and/or Covered Facilities arising out of any action or inaction of the Servicers and (y) the delegation of the Servicers’ obligations under the Subject Servicing Agreements to the Sub-Servicer pursuant to this Agreement, (ii) a breach of any representation or warranty of the Sub-Servicer set forth in this Agreement, (iii) the Sub-Servicer’s failure to observe and perform any of the Sub-Servicer’s duties, obligations, covenants or agreements contained in this Agreement; (iv) any acts or omissions by the Sub-Servicer or its officers, directors, employees, agents or delegees in performance of its duties or obligations pursuant to this Agreement, or (v) any willful malfeasance, bad faith, fraud or negligence of the Sub-Servicer or its officers, directors, employees, agents or delegees in the performance of its duties hereunder, or the reckless disregard by the Sub-Servicer of its obligations or duties hereunder. The Buyer represents and warrants that the Indemnitor is an entity with total net assets of at least $325,000,000 and procures that Indemnitor will maintain such net worth for the duration of this Agreement (or, if at any time the Indemnitor shall not have such amount of total net assets, then the Indemnitor will arrange for another entity within the Carlyle managed group, which does have such total net assets, to either become the Indemnitor or provide a guaranty of the Indemnitor’s obligations). The obligations of the Indemnitor under this Section 6(c) shall survive the termination of this Agreement pursuant to Section 13 hereof or otherwise.
7. FLY Management Agreement Termination.
(a) Each of the Company and the Manager hereby agree that (a) the FLY Management Agreement shall be automatically terminated and of no further force and effect effective as of, and subject to and conditioned upon the occurrence of, the Effective Time (as defined in the Merger Agreement) and, subject to this Section 7 hereto, upon such termination neither the Company nor the Manager shall have any further obligations or liabilities under such agreement except as expressly specified therein, and (b) at the Effective Time (as defined in the Merger Agreement), the Company shall, subject to Section 42 of the Companies Act 1981 of Bermuda, as amended, redeem all of the Manager Shares held by the Manager for their par value and, upon such redemption, all Manager Shares shall be cancelled and shall not be re-issued.
(b) On the Closing Date, notwithstanding anything to the contrary in the Fly Management Agreement, the Manager shall receive an amount equal to (i) the Change of Control Fee and a termination fee pursuant to Sections 5.1(b)(2) and 10.2(b), respectively, of the FLY Management Agreement, less (ii) $1,000,000.
8. Representations and Warranties of the Sub-Servicer, Company, Buyer and Indemnitor.
The Sub-Servicer represents and warrants to the Servicers as of the date hereof as follows:
(a) Due Organization. The Sub-Servicer is an exempted company duly organized, validly existing and in good standing under the laws of Bermuda. The Company is a Bermuda corporation duly organized, validly existing and in good standing under the laws of Bermuda. The Buyer is a company duly organized, validly existing and in good standing under the laws of Cayman Islands. The Indemnitor is an exempted company duly organized, validly existing and in good standing under the laws of Bermuda. Each of the Sub-Servicer, the Company, the Buyer and the Indemnitor has full power and authority to own its property and to carry on its business as presently conducted and to enter into, deliver and perform this Agreement and all documents executed pursuant hereto and thereto by it and to carry out its obligations hereunder and thereunder.
(b) Due Authorization; Binding Effect. The execution, delivery and performance of this Agreement and all documents executed pursuant hereto and thereto by the Sub-Servicer, the Company, the Buyer and the Indemnitor have been duly and validly authorized by all necessary corporate, shareholder or other action. This Agreement has been, and upon their execution, all documents executed pursuant hereto and thereto by the Sub-Servicer, the Company, the Buyer and the Indemnitor shall be, duly executed and delivered such party, and (assuming due authorization, execution and delivery by the Servicers) this Agreement constitutes, and upon their execution, all documents executed pursuant hereto and thereto by the such party shall constitute, the legal, valid and binding obligations of such party, enforceable against such party in accordance with their respective terms.
(c) No Conflicts. The execution, delivery and performance by the Sub-Servicer of this Agreement and all documents executed pursuant hereto and thereto by the Sub-Servicer do not and will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation or imposition of any lien upon any of the assets of the Sub-Servicer under, any provision of (a) the organizational documents of the Sub-Servicer, (b) any agreement to which the Sub-Servicer is a party or by which the Sub-Servicer or any of its properties or assets is subject or (c) any provision of any Applicable Law applicable to the Sub-Servicer or its properties or assets.
(d) Consents. No consent of, or registration, declaration or filing with, any Governmental Authority or any other Person is required to be obtained, effected or given by or with respect to the Sub-Servicer in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except for consents, registrations, declarations and filings that have been obtained or will be obtained prior to the date hereof.
(e) Litigation. There are no actions, litigation, suits or Proceedings pending or, to the Sub-Servicer’s knowledge, threatened against the Sub-Servicer before or by any court, administrative agency, arbitrator or government body (i) with respect to this Agreement or (ii) with respect to any other matter which if determined adversely to the Sub-Servicer would reasonably be expected to materially and adversely affect the Sub-Servicer’s ability to perform its obligations under this Agreement; and the Sub-Servicer is not in default with respect to any order of any court, administrative agency, arbitrator or governmental body so as to materially and adversely affect the Sub-Servicer’s ability to perform its obligations under this Agreement.
(f) Licenses. The Sub-Servicer has all licenses necessary to carry on its business as now being conducted and as is contemplated by this Agreement to be conducted and is duly authorized and qualified to transact, in each applicable state, any and all business contemplated by this Agreement or is otherwise exempt under Applicable Law from such qualification or is otherwise not required under Applicable Law to effect such qualification.
(g) Capacity. The Sub-Servicer has the facilities, procedures and experienced personnel necessary to provide the Services in accordance with this Agreement, the Subject Servicing Agreements and the Covered Facilities. The Sub-Servicer does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in this Agreement.
(h) Eligible Sub-Servicer. The Sub-Servicer meets the eligibility requirements of a servicer under the terms of each Subject Servicing Agreement and related Covered Facility.
9. Representations and Warranties of the Servicers.
The Servicers represent and warrant to the Sub-Servicer as of the date hereof as follows:
(a) Due Organization. BBAM is a Delaware limited partnership, validly existing and in good standing under the laws of the State of Delaware and BBAM Ireland is a company incorporated under the laws of Ireland, validly existing under the laws of the Ireland. Each of the Servicers has full power and authority to own its property and to carry on its business as presently conducted and to enter into, deliver and perform this Agreement and all documents executed pursuant hereto and thereto by each Servicer and to carry out its obligations hereunder and thereunder.
(b) Due Authorization; Binding Effect. The execution, delivery and performance of this Agreement and all documents executed pursuant hereto and thereto by the Servicers have been duly and validly authorized by all necessary corporate, shareholder or other action. This Agreement has been, and upon their execution all documents executed pursuant hereto and thereto by the Servicers shall be, duly executed and delivered by the Servicers, and (assuming due authorization, execution and delivery by the Sub-Servicer) this Agreement constitutes, and upon their execution, all documents executed pursuant hereto and thereto by the Servicers shall constitute, the legal, valid and binding obligations of the Servicers, enforceable against the Servicers in accordance with their respective terms.
(c) No Other Representations or Warranties. For the avoidance of doubt, the parties hereto agree that the Servicers are not providing, and shall not at any time be required to provide, any representations, warranties, covenants or indemnification as to whether this Agreement conflicts with, or will result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation or imposition of any lien upon any of the assets of the Company under, any provision of the Subject Servicing Agreements and/or Covered Facilities.

(d) Consents. No consent of, or registration, declaration or filing with, any Governmental Authority or any other Person is required to be obtained, effected or given by or with respect to the Servicers in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except for consents, registrations, declarations and filings that have been obtained or will be obtained prior to the date hereof.
(e) Litigation. There are no actions, litigation, suits or Proceedings pending or, to each Servicer’s knowledge, threatened against such Servicer before or by any court, administrative agency, arbitrator or government body (i) with respect to this Agreement or (ii) with respect to any other matter which if determined adversely to such Servicer would reasonably be expected to materially and adversely affect such Servicer’s ability to perform its obligations under this Agreement; and such Servicer is not in default with respect to any order of any court, administrative agency, arbitrator or governmental body so as to materially and adversely affect the such Servicer’s ability to perform its obligations under this Agreement.
(f) Licenses. Each Servicer has all licenses necessary to carry on its business as now being conducted and as is contemplated by this Agreement to be conducted and is duly authorized and qualified to transact, in each applicable state, any and all business contemplated by this Agreement or is otherwise exempt under Applicable Law from such qualification or is otherwise not required under Applicable Law to effect such qualification.
10. Notices.
Any notice or communication under or in connection with this Agreement shall be in writing and shall be deemed to have been duly given and received when delivered by hand or courier, when received by electronic mail transmission to a confirmed email address, or three (3) days after the date when posted by air mail, with postage prepaid, addressed as follows:
to BBAM at:	50 California Street, 14th Floor
San Francisco, CA 94111
Email:legal@bbam.com
Attention:General Counsel

to BBAM Ireland at:	West Pier Business Campus, Dun Laoghaire
County Dublin A96 N6T7, Ireland
Email: legal@bbam.com
Attention: General Counsel

to the Company/Indemnitor at:

c/o Fly Leasing Limited
West Pier Business Campus, Dun Laoghaire
County Dublin A96 N6T7, Ireland
Email: legal@bbam.com
Attention:General Counsel

With a copy to the Buyer at:
c/o Carlyle Aviation Management Limited
Connaught House
1 Burlington Road
Dublin 4, Ireland
Email: clifD@carlyle.aero; billh@carlyle.aero
Attention:Z. Clifton Dameron; Bill Hoffman
Any party by notice given in accordance with this Section 10 to the other party may designate another address or Person for receipt of notices hereunder.

11. Governing Law.
This Agreement, and all matters arising out of or relating to this Agreement (whether in contract or tort), shall governed by, and shall be construed in accordance with, the laws of the State of New York, without regard to conflict of law principles.
12. Non-Exclusive Jurisdiction in New York.
The parties hereby consent to the non-exclusive jurisdiction of any state or Federal court located in the County of New York, New York. Nothing herein will prevent any party from bringing suit in any other appropriate jurisdiction. The parties hereby agree that service of process may be made upon each of them by mailing copies of the summons and complaint to the Person to be served by air mail, certified or registered mail to the address set forth in Section 9, postage prepaid, return receipt requested, or in accordance with the Hague Convention, if applicable.
13. Term; Termination; Resignation; Survival.
(a) Term. This Agreement shall automatically terminate upon the earlier to occur of (i) the appointment of a replacement servicer or remarketing agent under the Subject Servicing Agreements and (ii) there being no amounts outstanding and no obligations due and owing under the Covered Facilities; provided that if all Ancillary Services have not been provided by the Servicers to the Company in full or terminated pursuant to the terms set forth in Section 3(d) (the “Ancillary Services Termination”), Sections 3 and 5(c) of this Agreement shall survive such termination until the Ancillary Services Termination. The Buyer shall procure that, (i) the Servicers are replaced as servicers or remarketing agents, as applicable, under the Subject Servicing Agreements in accordance with the terms of the Covered Facilities (the Servicers agree to co-operate as may be reasonably requested in connection with such replacement subject to reimbursement of their expenses) or (ii) any amounts outstanding under the Covered Facilities are repaid or prepaid by the Company and/or its affiliates, in each case by no later than the end of the second anniversary of the Closing Date (the “Termination Date”); provided that the Buyer may elect to extend the Termination Date with respect to any Subject Servicing Agreements by one (1) additional year by notifying the Servicers in writing at any time prior to the Termination Date. In the event that this Agreement has not been terminated with respect to any Subject Servicing Agreement in accordance with this Section 13(a) by the Termination Date, the Servicers shall be entitled to any servicing fees, administrative fees, remarketing fees, disposition fee or any similar fees payable under such Subject Servicing Agreement for the period commencing on the Termination Date and ending on the date of termination or expiration of such Subject Servicing Agreement. For the avoidance of doubt, any amounts payable to the Servicers pursuant to the immediately preceding sentence shall be in lieu of, and not in addition to, any Annual Fee payable to the Servicers in accordance with Section 3(a) hereof.
(b) Termination of Sub-Servicer. The Sub-Servicer shall be automatically terminated as sub-servicer with respect to each Subject Servicing Agreement:
(i) at such time, after the date hereof, the Servicers are no longer the servicers or remarketing agent, as applicable, with respect to such Subject Agreement; or
(ii) upon repayment/prepayment of the Covered Facility related to such Subject Servicing Agreement (or, if earlier, upon any termination of the applicable Subject Servicing Agreement for any other reason).
(c) Termination by the Servicers. The Sub-Servicer may be terminated as sub-servicer with respect to a Subject Servicing Agreement upon the Servicers’ written notice to the Sub-Servicer following:
(i) the failure of the Sub-Servicer to observe or perform any material covenant or agreement of the Sub-Servicer set forth in this Agreement and such failure continues un-remedied for a period of thirty (30) days after the Servicers’ notice thereof to the Sub-Servicer;
(ii) a material breach by the Sub-Servicer of any representation and warranty made by it in this Agreement and, if such breach is capable of being remedied and the Sub-Servicer is diligently attempting such cure, thirty (30) days after the Servicers’ notice thereof to the Sub-Servicer; or

(iii) the occurrence of any event of default under or material breach of a Subject Servicing Agreement or Covered Facility with respect to the Services for any reason not caused by the Servicers and such breach remains un-remedied for a period of thirty (30) days after notice thereof to the Sub-Servicer from the Servicers;
provided that, in case of any of the foregoing, the Servicers are not in breach of their obligations under this Agreement.
(d) Limitation on Resignation of Sub-Servicer. The Sub-Servicer shall not resign from the obligations and duties imposed on it pursuant to this Agreement without the prior written approval of the Servicers.
(e) Transfer Upon Termination. In the event that the Sub-Servicer is terminated or resigns as sub-servicer with respect to any Subject Servicing Agreement pursuant to Section 13(c) or 13(d) of this Agreement, the Sub-Servicer shall cooperate fully with the Servicers in transferring the servicing or remarketing to a successor sub-servicer or remarketing agent, replacement servicer or remarketing agent, or back to the Servicers, in any case, at the Sub-Servicer’s own expense. On or before the date upon which servicing is transferred from the Sub-Servicer to any such Person with respect to a Subject Servicing Agreement, the Sub-Servicer shall undertake all steps necessary or appropriate to transfer, and shall transfer, the servicing or remarketing, as applicable, of the Subject Servicing Agreements to such Person. Until the transfer of servicing is complete, the Sub-Servicer shall continue to perform under the terms and conditions of this Agreement with respect to such Subject Servicing Agreement. Once the transfer of servicing or remarketing, as applicable, is complete, any fees payable to the Sub-Servicer pursuant to Section 4(b) shall be payable to the Servicers or such other Person as determined by the Servicer on a go forward basis.
(f) Survival. The parties hereto agree that all covenants, agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement without limitation as to time. Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 6, 10, 11, 12, 14 and 17 of this Agreement shall survive the termination of this Agreement. For the avoidance of doubt, any fees and/or expenses due and payable under Sections 3, 4 or 5 hereof that are outstanding as of the date of termination of this Agreement shall remain obligations of the applicable party owing such amounts until such amounts are paid in full to the applicable recipient thereof.
14. Confidentiality.
This Agreement is confidential and no party hereto shall disclose any or all of its content to any third party, other than to its affiliates or the lender(s), any agent, security trustee or collateral agent under the Covered Facilities, including any potential assignee, transferee or participant of such lender(s), agent, security trustee or collateral agent (provided, such assignees, transferees or participants agree to be bound by the confidentiality provisions of the Covered Facilities).
15. Counterparts.
This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.
16. Amendment.
This Agreement shall not be amended or varied otherwise then by an instrument in writing executed by the parties hereto.
17. Illegality.
If any provision of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.
FLY LEASING LIMITED

By:	/s/ Colm Barrington
Name:	Colm Barrington
Title:	Chief Executive Officer
[Signature Page to Sub-Servicing Agreement]

With respect to Section 7 only:
FLY LEASING MANAGEMENT CO. LIMITED

By:	/s/ Colm Barrington
Name:	Colm Barrington
Title:	Chief Executive Officer
[Signature Page to Sub-Servicing Agreement]

BBAM AVIATION SERVICES LIMITED

By:	/s/ Declan Cotter
Name:	Declan Cotter
Title:	Director
[Signature Page to Sub-Servicing Agreement]

BBAM US LP

By:	/s/ Vince Cannon
Name:	Vince Cannon
Title:	Senior Vice President
[Signature Page to Sub-Servicing Agreement]

CARLYLE AVIATION MANAGEMENT LIMITED

By:	/s/ William D. Hoffman
Name:	William D. Hoffman
Title:	Director
[Signature Page to Sub-Servicing Agreement]

CARLYLE AVIATION ELEVATE LTD.

By:	/s/ Marcus Miller
Name:	Marcus Miller
Title:	Director
[Signature Page to Sub-Servicing Agreement]

Schedule A

“Subject Servicing Agreements”
1.	Servicing Agreement (MSN 42033) dated as of September 14, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Four Limited as lessor.
2.	Servicing Agreement dated as of November 30, 2011 between BBAM LLC, BBAM Aviation Services Limited and Fly Aircraft Holdings Three Limited.
3.	Servicing Agreement dated as of July 25, 2016 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Six Limited.
4.	Servicing Agreement dated as of July 25, 2016 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Seven Limited.
5.	Servicing Agreement dated as of July 25, 2016 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Eight Limited.
6.
Servicing Agreement dated as of March 27, 2015 between BBAM US LP, BBAM Aviation Services Limited, Wells Fargo Bank Northwest, National Association, as owner trustee under the Amended and Restated Trust Agreement (2013 N914NN) dated March 27, 2015 between WFB and Fly Aircraft Holdings Thirty Limited.

7.	Servicing Agreement dated as of January 20, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Twenty-Nine Limited.
8.	Servicing Agreement dated as of October 21, 2014 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Seventeen Limited.
9.	Servicing Agreement (MSN 42805) dated as of November 24, 2014 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Eighteen Limited.
10.
Amended and Restated Servicing Agreement dated as of January 24, 2013 between BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited, together with its affiliates and subsidiaries, as amended from time to time.

11.	Servicing Agreement dated as of October 15, 2020 between BBAM US LP, BBAM Aviation Services Limited and Fly Leasing Limited, together with its affiliates and subsidiaries.
12.	Servicing Agreement dated as of October 30, 2018 between BBAM US LP, BBAM Aviation Services Limited and Fly Aladdin Engine Funding Limited.
13.
Servicing Agreement dated as of June 15, 2018 between BBAM US LP, BBAM Aviation Services Limited and Fly Aladdin Funding Limited, Fly Aladdin Maltaco Limited and each additional Borrower Group Company.

14.	Amended and Restated Servicing Agreement dated as of April 17, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Fifteen Limited and Fly 30145 Leasing Sarl.
15.	Servicing Agreement dated as of December 8, 2017 between BBAM US LP, BBAM Aviation Services Limited and Magellan Acquisition Limited and each Serviced Group Member.
16.	Servicing Agreement dated as of October 22, 2015 between BBAM US LP, BBAM Aviation Services Limited and Fly Aircraft Holdings Thirty-Five Limited.
17.	Servicing Agreement dated as of October 14, 2011 between BBAM LLC, BBAM Aviation Services Limited and Hobart Aviation Holdings Limited.
18.	Servicing Agreement dated as of November 27, 2013 between BBAM US LP, BBAM Aviation Services Limited and Fly Acquisition 39330 Leasing Limited.
19.	Servicing Agreement dated as of November 27, 2013 between BBAM US LP, BBAM Aviation Services Limited and Brookdell Limited.

20.
Remarketing Agreement dated as of July 14, 2016 among BBAM US LP, as a remarketing agent, BBAM Aviation Services Limited, as a remarketing agent, Wilmington Trust SP Services (Dublin) Limited, as lessor, Fly Aircraft Holdings Thirty-Six Limited, as participant, and Air India Limited, as lessee.

21.
Remarketing Agreement dated as of July 14, 2016 among BBAM US LP, as a remarketing agent, BBAM Aviation Services Limited, as a remarketing agent, Wilmington Trust SP Services (Dublin) Limited, as lessor, Fly Aircraft Holdings Thirty-Seven Limited, as participant, and Air India Limited, as lessee.

22.
Remarketing Agreement dated as of July 14, 2016 among BBAM US LP, as a remarketing agent, BBAM Aviation Services Limited, as a remarketing agent, Wilmington Trust SP Services (Dublin) Limited, as lessor, Fly Aircraft Holdings Thirty-Eight Limited, as participant, and Air India Limited, as lessee.

Schedule B

Ancillary Services
I.	Ancillary Services.
#	Type of Service	Timing / Term of Service
Delivery of Books and Records
1.
Servicers to deliver all of the Company’s documents in their possession to the Carlyle Aviation Offices, including, but not limited to, LC’s, IDERA’s, DPOA’s, and available KYC documents (on an “as is” basis) upon prior notice and during customary business hours.
At the closing of the Transaction
2.	Servicers to deliver copies of all leases on an “as is” basis that are in their possession to the Carlyle Aviation Offices upon prior notice and during customary business hours.	At the closing of the Transaction
3.	Servicers to provide access to Company’s lease summaries.	At the closing of the Transaction
4.
Servicers to send initial introductions to each airline and provide a contact list of all key personnel within each department of such airlines, including, but not limited to, key personnel within senior management, accounting, technical, insurance and legal.
At the closing of the Transaction
5.	Servicers to provide a contact list for local counsel used in each jurisdiction.	At the closing of the Transaction
6.	Servicers to send initial introductions to, and provide a contact list for, any issuing bank from which the Company has one or more letters of credit.	At the closing of the Transaction
7.	Servicers to deliver a true, correct and complete list of open lease items that they are aware of, including, but not limited to, outstanding items under LOIs, lease amendments and side letters.	At the closing of the Transaction
8.
Servicers to deliver a true, correct and complete list of trailing items that they are aware of and provide follow-up assistance in order to close out any of the open lease items described in #6, including, but not limited to, satisfying conditions subsequent, assisting with post-closing filings and cooperating in tracking down original copies.
At the closing of the Transaction
9.
Servicers to provide written summaries of all threatened (that they are aware of) and pending disputes and litigations. Servicers to provide routine updates to such summaries as necessary for the 6 months following the closing of the Transaction.
At the closing of the Transaction
10.
Servicers to provide all information regarding any calendar-based action items in connection with the leases falling due within 12 months of the closing of the transaction, including, but not limited to, lease options, deadlines and expiration dates.
At the closing of the Transaction
11.	Servicers to deliver all of the Company’s accounting and tax information to the Carlyle Aviation Offices upon prior notice and during customary business hours.	At the closing of the Transaction
12.	Servicers to provide control over the Company’s bank account(s).
At the closing of the Transaction unless not reasonably practicable and, for any account where control has not been provided on the closing of the Transaction, the Servicers may not make any payments or transfers without the consent of Buyer.

#	Type of Service	Timing / Term of Service
Ancillary Services
1.	Servicers to assist with creating and distributing invoices consistent with the Company’s and Servicers’ past practice.	6 months
2.	Servicers to assist with managing and transitioning the accounts payable and receivables in a manner consistent with the Company’s and Servicers’ past practice.	6 months
3.	Servicer to assist with maintenance management (e.g., reserve claim status, reserve balances, reserve account activity) in a manner consistent with the Company’s and Servicers’ past practice.	6 months
4.	If CMS is used, Servicers will cooperate reasonably with transferring the Company’s leases to Carlyle Aviation’s account.	6 months
5.
Servicers to use commercially reasonable efforts to assist in the preparation and maintenance of the Company’s taxes and all supporting documentation thereof, in a manner consistent with the Company’s and Servicers’ past practice, as well as provide appropriate assistance with any tax-related projects necessary to the operation of the Company, such assistance to be provided upon advance request, as needed.
6 months
6.
Servicers to transfer any collected aircraft records from third party software where such records are stored. Method of transfer shall be via box.com, intralinks, or a similar commercially reasonable method of distribution.
6 months
Ancillary Services Team
1.	Servicers to provide reasonable access to 2 individuals selected by the Servicers with knowledge of the Company’s financing and accounting during customary business hours.	6 months
2.	Servicers to provide reasonable access to 2 members of its legal team(s) selected by the Servicers to answer any questions related to due diligence during customary business hours.	6 months
3.	Servicers to provide reasonable access to 2 members of its technical team(s) selected by the Servicers to answer any questions related to due diligence during customary business hours.	6 months
II.	Fees.
The fees payable to the Servicers in accordance with Section 4(a) of the Agreement includes compensation to Servicers in connection with providing the services set forth on this Schedule C.

ANNEX E
Opinion of Goldman Sachs
PERSONAL AND CONFIDENTIAL
March 27, 2021
Special Committee of the Board of Directors
Fly Leasing Limited
West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders (other than Carlyle Aviation Elevate Ltd. (“Carlyle Aviation”) and its affiliates) of the outstanding common shares, par value $0.001 per share (“Company Common Shares”), and the outstanding American depositary shares (“ADSs”) representing Company Common Shares (collectively, the “Shares”), of Fly Leasing Limited (the “Company”) of the $17.05 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of March 27, 2021 (the “Agreement”), by and among Carlyle Aviation, Carlyle Aviation Elevate Merger Subsidiary Ltd., a wholly owned subsidiary of Carlyle Aviation, and the Company.
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Carlyle Aviation, any of their respective affiliates and third parties, including BBAM L.P. (“BBAM”), the Company’s manager and servicer, Onex Corporation, a significant shareholder of the Company and an affiliate of BBAM (“Onex”), GIC Private Limited, a significant shareholder of the Company and an affiliate of BBAM (“GIC”), Carlyle Group LP (“Carlyle”), a significant shareholder of Carlyle Aviation, their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to BBAM and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner to Horizon Aircraft Finance III Limited and Horizon Aircraft Finance III LLC, affiliates of BBAM, with respect to their offering of aircraft asset-backed securities (aggregate principal amount $440,000,000) in October 2019. We also have provided certain financial advisory and/or underwriting services to Onex and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to BrightSpring Health Services, a former portfolio company of Onex, in connection with its sale in March 2019, as financial advisor to Carestream Health Inc., a portfolio company of Onex, in connection with the sale of its healthcare information system business in August 2019, as joint bookrunner with respect to the public offering of 4.50% Senior Secured Notes due 2026 (aggregate principal amount $700,000,000) of Camelot Finance SA, an affiliate of Clarivate Plc (“Clarivate”), a portfolio company of Onex, in October 2019, as joint lead arranger with respect to a bank loan facility (aggregate principal amount $360,000,000) of Clarivate, in February 2020, and as joint bookrunner for the public offering of 32,000,000 common shares of SIG Combibloc Group AG, a portfolio company of Onex, in August 2020. We also have provided certain financial advisory and/or underwriting services to GIC and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint lead agent with respect to a bank loan (aggregate principal amount $200,000,000) to US Anesthesia Partners, a portfolio company of GIC, in June 2019, as financial advisor to Acuris, a former portfolio company of GIC, in connection with its sale in July 2019, as joint lead arranger with respect to a bridge loan
E-1

(aggregate principal amount $4,500,000,000) to London Stock Exchange Group Plc, a portfolio company of GIC, in November 2019, as joint bookrunner in connection with the public offering of 11,161,083 shares of Class A Common Shares of TradeWeb LLC, a portfolio company of GIC, in April 2020, and as joint bookrunner with respect to the public offering of the 6.75% Senior Unsecured Notes due 2025 (aggregate principal amount $270,000,000) of Alight Solutions, LLC, a portfolio company of GIC, in July 2020. We have also provided, may currently be providing and may in the future provide certain financial advisory and/or underwriting services to the Government of Singapore, the parent of GIC, and/or its agencies, and instrumentalities and their respective affiliates from time to time for which our Investment Banking Division has recognized, and may recognize, compensation. We also have provided certain financial advisory and/or underwriting services to Carlyle Aviation and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as sole bookrunner with respect to an asset securitization (aggregate principal amount $355,000,000) for Carlyle Aviation Partners in June 2019, as joint bookrunner with respect to an asset securitization (aggregate principal amount $540,000,000) for Carlyle Aviation Partners in October 2019, and as sole bookrunner with respect to an asset securitization (aggregate principal amount $450,000,000) for Carlyle Aviation Partners in February 2020. We have also provided certain financial advisory and/or underwriting services to Carlyle and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the offering of 3.50% Notes due 2029 (aggregate principal amount $425,000,000) of Carlyle in September 2019, as joint bookrunner with respect to the offering of 38,000,000 shares of common stock of PPD, Inc., a portfolio company of Carlyle, in September 2020, and as joint bookrunner with respect to the offering of Notes due 2025 (aggregate principal amount $750,000,000) to Veritas Software Corporation, a portfolio company of Carlyle, in November 2020. We may also in the future provide financial advisory and/or underwriting services to the Company, BBAM, GIC, Onex, Carlyle Aviation, Carlyle and their respective affiliates and, as applicable, portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with Onex, GIC, Carlyle and their affiliates from time to time and may have invested in limited partnership units of affiliates of Onex, GIC and Carlyle from time to time and may do so in the future.
In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports on Form 20-F of the Company for the five years ended December 31, 2020; reports on Form 6-K of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Special Committee (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the aircraft leasing industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Special Committee. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Carlyle Aviation and its affiliates) of Shares, as of the date hereof, of the $17.05 in cash per Share to be paid to such holders pursuant to the Agreement. We do
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not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $17.05 in cash per Share to be paid to the holders (other than Carlyle Aviation and its affiliates) of Shares pursuant to the Agreement or otherwise. We also understand that, in connection with the Transaction and pursuant to an Assignment and Assumption of Contracts, dated as of March 27, 2021, the Company will assign to BBAM, and BBAM will assume the Company’s rights and obligations under certain contracts with AirAsia Group Berhad and its affiliates, on the terms and conditions set forth therein. We do not express any view on, and our opinion does not address, the terms, aspects or implications of such agreement or the transactions contemplated thereby, and with your consent we have assumed for purposes of our opinion that such transactions will have occurred prior to and independently of the Transaction. We are not expressing any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company, Carlyle Aviation, or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Carlyle Aviation or the ability of the Company or Carlyle Aviation to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $17.05 in cash per Share to be paid to the holders (other than Carlyle Aviation and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.
Very truly yours,
/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)
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